Exhibit 99.1

EXECUTION VERSION

MASTER PURCHASE AGREEMENT

dated as of July 26, 2015

by and between

ALLERGAN PLC

and

TEVA PHARMACEUTICAL INDUSTRIES LTD.

i

4.12	Regulatory Matters	54

4.13	Consents and Governmental Approvals	58

4.14	Tax Matters	58

4.15	Labor Matters	60

4.16	Intellectual Property	61

4.17	Real Property	63

4.18	Required Vote	64

4.19	Insurance	64

4.20	Acquired Assets	64

4.21	Brokers	64

4.22	No Undisclosed Liabilities	64

4.23	Securities Matters	65

4.24	Material Suppliers	66

4.25	Transferred Inventory; Recalls	66

4.26	Intercompany Arrangements	66

4.27	Anda Companies	66

4.28	Uteron Business	66

4.29	No Other Representations	66

4.30	Disclaimer	66

ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER PARENT		67

5.1	Qualification, Organization, Subsidiaries, etc.	67

5.2	Share Capital	67

5.3	Corporate Authority Relative to this Agreement; No Violation	68

5.4	Reports and Financial Statements	69

5.5	No Undisclosed Liabilities	70

5.6	Compliance with Law	70

5.7	Absence of Certain Changes or Events	70

5.8	Investigations; Litigation	71

5.9	Consents and Governmental Approvals	71

5.10	Tax Matters	71

5.11	Required Vote	72

5.12	Financing	72

5.13	No Other Representations	73

ARTICLE VI COVENANTS		73

6.1	Conduct of the Business and Buyer Parent Prior to the Closing	73

6.2	Antitrust Filings and Actions	78

6.3	Reasonable Best Efforts	81

6.4	Access; Confidentiality	82

6.5	Special Contracts	83

6.6	Shared Business Contracts	83

6.7	Intercompany Arrangements	85

6.8	Pre-Closing Reorganization	85

6.9	Transaction Committee	86

ARTICLE VII EMPLOYEE MATTERS		87

7.1	Principles	87

7.2	Transfer of Employees	87

7.3	Compensation and Benefits	87

7.4	Service Credit	88

7.5	Welfare Plans	88

7.6	Labor and Employment Law Matters	88

7.7	Defined Contribution Plans	88

7.8	Communications	89

7.9	Treatment of Business Employee Equity Awards	89

ARTICLE VIII TAX MATTERS		92

8.3	Tax Cooperation	93

8.4	Post-Closing Conduct	93

8.5	Section 338 Elections	94

8.6	Property Taxes	94

8.7	Transfer Taxes	94

8.8	VAT on the Acquired Assets	95

8.10	Tax-Sharing and Procedures Agreement	96

ARTICLE IX OTHER AGREEMENTS		96

9.1	Books and Records; Access; Assistance	96

9.2	Privileged Matters	97

9.3	Seller Non-Solicitation	98

9.4	Seller Parent’s Financing Cooperation	100

9.5	Buyer Parent’s Financing Obligation	102

9.6	Buyer Conduct; Non-Use	103

9.7	Wrong Pocket Assets	104

9.8	Release of Indemnity Obligations	104

9.9	Use of Name	106

9.10	Directors and Officers	107

9.11	Ancillary Agreements	107

9.12	Employee Non-Solicit	107

9.13	Divestitures	108

9.14	Financial Statements	108

9.15	Seller Debt	109

ARTICLE X CONDITIONS TO CLOSING		109

10.1	Conditions to Each Party’s Obligations	109

10.2	Conditions to Sellers’ Obligations	110

10.3	Conditions of Buyers’ Obligations	111

10.4	Frustration of Closing Conditions	111

ARTICLE XI TERMINATION		111

11.1	Termination	111

11.2	Buyer Break Fee	113

11.3	Seller Break Fee	113

11.4	Procedure and Effect of Termination	114

ARTICLE XII INDEMNIFICATION		114

12.1	Survival; Effect of Materiality Qualifiers	114

12.2	Indemnification by Sellers	115

12.3	Indemnification by Buyer	116

12.4	Third Party Claim Indemnification Procedures	117

12.5	Direct Claims	119

12.6	Adjustments to Losses	119

12.7	Payments	120

12.8	Characterization of Indemnification Payments	120

ARTICLE XIII MISCELLANEOUS		120

13.1	Assignment	120

13.2	Public Announcements	120

13.3	Confidentiality	121

13.4	Expenses	122

13.5	Severability	122

13.6	Entire Agreement; Amendment	122

13.7	No Third-Party Beneficiaries	122

13.8	Waiver	123

13.9	Governing Law	123

13.10	Consent to Jurisdiction; Waiver of Jury Trial; No Recourse to Financing Sources	123

13.11	Specific Performance	124

13.12	Representation by Counsel	125

13.13	Bulk Transfers	125

13.14	Headings	125

13.15	Counterparts; Signature Pages	125

13.16	Notices	125

v

EXHIBITS

Exhibit A	–	Form of Stockholders Agreement
Exhibit B	–	Terms of Manufacturing Agreement
Exhibit C	–	Pre-Closing Reorganization Principles

MASTER PURCHASE AGREEMENT

This Master Purchase Agreement (this “Agreement”), dated as of July 26, 2015, is entered into by and between Teva Pharmaceutical Industries Ltd., a company organized under the laws of Israel (“Buyer Parent”) and Allergan plc, a public company limited by shares organized under the laws of Ireland (“Seller Parent”). Seller Parent and the Controlled Affiliates of Seller Parent that are party to any Ancillary Agreement are referred to in this Agreement each as a “Seller” and collectively as “Sellers.” Sellers and Buyer Parent sometimes are referred to in this Agreement collectively as the “Parties” and individually as a “Party.”

WHEREAS, Sellers and their respective Controlled Affiliates are engaged in, among other things, the Business;

WHEREAS, Seller Parent wishes to sell, and cause the other Sellers and their respective Controlled Affiliates to sell, to Buyer Parent (or one or more designees thereof), and Buyer Parent (or one or more designees thereof) wishes to purchase, the Business through the purchase from Sellers and their respective Controlled Affiliates of all of the Acquired Assets, and Buyers (or one or more designees thereof) wish to assume the Assumed Liabilities, each upon the terms and conditions set forth herein and in connection therewith the Parties wish to enter into the transactions contemplated by this Agreement and by the Ancillary Agreements (collectively, the “Transactions”); and

WHEREAS, prior to the Closing, Sellers will undertake an internal reorganization pursuant to a Pre-Closing Reorganization Plan (the “Pre-Closing Reorganization”) to facilitate the Transactions.

NOW, THEREFORE, in consideration of the premises and mutual covenants, agreements and provisions herein contained, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. In addition to the terms defined above and other terms defined in other Sections of this Agreement, the following capitalized terms have the following meanings when used herein:

“AA2S” means Actavis Acquisition 2 S.à r.l.

“Accounting Principles” means: (a) any amounts not in U.S. Dollars shall be converted into U.S. Dollars using the spot rate of exchange as quoted by Bloomberg at 12:00 pm, New York time on the Closing Date; and (b) U.S. GAAP as applied by Seller Parent in the financial statements set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 as filed with the SEC on February 18, 2015.

“Acquired Assets” has the meaning set forth in Section 2.1 and for purposes of the representations and warranties herein shall be deemed to include the Transferred Group Assets.

“Actavis Marks” has the meaning set forth in Section 9.9(b).

“Adjustment Amount” has the meaning set forth in Section 3.3(g).

“Adverse Law or Order” means (i) any Law shall have been enacted, promulgated, enforced or sought to be enforced by any Governmental Authority of competent jurisdiction which prohibits or makes illegal the consummation of the Transactions or (ii) any Order preventing the consummation of the Transactions, whether preliminary or final.

“Affiliate” means, with respect to any Person, any other Person which, at the time of determination, directly or indirectly controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. For purposes of this Agreement, Buyer Parent shall not be deemed to control, be controlled by or be under common control with or be an Affiliate of Seller Parent or any Seller, and Seller Parent shall not be deemed to control, be controlled by or be under common control with or be an Affiliate of Buyer Parent or any Buyer. For the avoidance of doubt, no member of the Transferred Group will be deemed an Affiliate of Buyer Parent prior to Closing but after the Closing each member of the Transferred Group shall be Affiliates of Buyer Parent.

“AGH” means Actavis Group hf., a company incorporated in Iceland with registered number 500269-7319 and having its registered office at Reykjavíkurvegi 76-78, 220 Hafnarfirði, Iceland.

“AGH Intra Group Debt” means all rights of AA2S in, to and under all intra group loan agreements between AGH and AA2S.

“Agreement” means this Master Purchase Agreement, including all Schedules and Exhibits hereto, as it may be amended from time to time in accordance with its terms.

“Allergan Business” means the assets, business, Know-How, operations and activities (including related personnel/employees) conducted by Allergan, Inc. and its Subsidiaries immediately prior to its acquisition by Seller Parent on March 17, 2015.

“Allergan Marks” has the meaning set forth in Section 9.9(a).

“Alternative Financing” has the meaning set forth in Section 9.5(a).

“Ancillary Agreements” means the Local Transfer Agreements, the Transfer Documents, the Stockholders Agreement, the IP Licensing Agreement and the Transition Agreements.

“ANDA” means an abbreviated new drug application submitted pursuant to 21 U.S.C. § 355(j).

“Anda Business” means the assets, business, Know-How, operations and activities (including related personnel/employees) conducted by the Anda Companies, the revenues of which are not reflected in the Performance Financial Statement.

“Anda Companies” means Anda Veterinary Supplies, Inc., Anda Marketing, Inc., Anda Pharmaceuticals, Inc., Anda, Inc. and their respective subsidiaries, as of the date of this Agreement.

“Anti-Corruption Laws” has the meaning set forth in Section 4.12(h).

“Antitrust Division” has the meaning set forth in Section 6.2(a).

“Antitrust Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

“APH4” means Actavis Pharma Holding 4 ehf., a company incorporated in Iceland and having its registered office at Reykjavíkurvegi 76-78, 220 Hafnarfirði, Iceland.

“APH4 Intra Group Debt” means all rights of AA2S in, to and under all intra group loan agreements between APH4 and AA2S.

“Applicable SOL Period” has the meaning set forth in Section 4.12(h).

“Arrow” has the meaning set forth in Section 2.7(a)(i).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Audited Financial Statements” has the meaning set forth in Section 9.14.

“AUK” means Allergan UK LLP, a limited liability partnership incorporated under the laws of England and Wales with registered number OC400028 and whose registered office is at Whiddon Valley, Barnstaple, Devon EX32 8NS.

“AUK Intra Group Debt” means all rights of AUK in, to and under the £558,744,481 zero coupon deep discounted security due 2025 issued by Allergan UK Group Limited pursuant to a zero coupon deep discounted security agreement between AUK and Allergan UK Group Limited dated as of May 26, 2015.

“Base Working Capital Amount” means the average of the December 2014 Working Capital Amount and the September 2015 Working Capital Amount.

“Base Working Capital Maximum Amount” means the Base Working Capital Amount plus $100,000,000.

“Base Working Capital Minimum Amount” means the Base Working Capital Amount less $100,000,000.

“Biostudy Research Business” means the assets, business, Know-How, operations and activities (including related personnel/employees) conducted as of the date hereof and at Closing by Sellers or any of their respective Controlled Affiliates in connection with performing clinical and bioequivalent studies in patients for Generic Drugs for third parties and the Seller Parent and its Controlled Affiliates.

“Books and Records” means original or true and complete copies of all of the books, records, files, work papers, data and information (including customer, distributor and supplier lists, summaries of financial and accounting records to the extent related to the Business, purchase orders and invoices, sales orders and sales order log books, credit and collection records, inventory records, product specifications, cost and pricing information, quality control records and manuals, product development files, records and stability and clinical studies, manufacturing processes and equipment, correspondence and miscellaneous records with respect to customers, distributors, suppliers and all other general correspondence) to the extent related to the Business, the Acquired Assets, the Assumed Liabilities or the employment of the Business Employees.

“Brand R&D Assets” means any research and development assets of the Transferred Group principally relating to the products set forth in Schedule 1.1.

“Business” means each of or, as the context requires, any or all of the U.S. Generics Business, the International Generics Business, the OTC Business, the Transferred Brands Business, the Biostudy Research Business and the Transferred Owned Real Property of Seller Parent and its Controlled Affiliates, but excluding, for the avoidance of doubt, the Allergan Business, the Uteron Business, the Excluded Products and the Anda Business.

“Business Contracts” means (i) all of the IP Contracts and (ii) all of the Contracts (other than IP Contracts and Seller Benefit Plans) Related to the Business.

“Business Day” means any day, other than Saturday or Sunday, on which commercial banks in New York City, New York, Dublin, Ireland and Tel Aviv, Israel are generally open for business.

“Business Employee” means each person employed by Seller Parent or a Subsidiary of Seller who is Related to the Business. Not later than thirty (30) days after the date of this Agreement, Seller Parent shall provide Buyer Parent with a Schedule of Business Employees at the date of this Agreement, which Schedule shall be prepared and updated thereafter in accordance with this Agreement from time to time prior to, and shall be finalized at, the Closing, by mutual agreement of Buyer Parent and Seller Parent.

“Buyer” and “Buyers” means Buyer Parent or any Affiliate or Subsidiary of Buyer Parent that Buyer Parent designates to purchase any of the Acquired Assets and/or are a party to any Ancillary Agreement.

“Buyer Break Fee” has the meaning set forth in Section 11.2(c).

“Buyer Fundamental Representations” has the meaning set forth in Section 12.1(a).

“Buyer Group” means Buyer Parent and its Affiliates and, following Closing, the Transferred Group.

“Buyer Indemnified Parties” has the meaning set forth in Section 12.2(a).

“Buyer Material Adverse Effect” means any Effect that is, or would reasonably be expected to be, materially adverse to the business of the Buyer Group or the financial condition, liabilities, business or results of operations of the business of the Buyer Group, taken as a whole; provided, however, that no Effects resulting from the following shall be deemed to constitute a Buyer Material Adverse Effect or shall be taken into account when determining whether a Buyer Material Adverse Effect has occurred or would reasonably be likely to exist: (i) conditions (or changes therein) in any industry or industries in which the business of the Buyer Group operates that do not disproportionately affect the Buyer Group, (ii) general legal, economic, political or regulatory conditions (or changes therein) in the markets in which the Buyer Group operates, including any changes affecting financial, credit or capital market conditions that do not disproportionately affect the Buyer Group, (iii) any generally applicable change in Law or U.S. GAAP or interpretation of any of the foregoing that do not disproportionately affect the Buyer Group, (iv) the announcement of, or the pendency of, this Agreement or consummation of the Transactions to the extent shown by Buyer Parent to be the proximate cause therefrom, including to the extent so shown (A) the identity of Buyer Parent, (B) any departure or termination of any officers, directors, employees or independent contractors of the Buyer Group, (C) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors or other business partners (provided that this subclause (C) shall not apply with respect to the representation of Buyers set forth in Section 5.2(b) related to the execution, delivery and performance by each Buyer of this Agreement not resulting in a material breach or a material fault under any material Contract), and (D) any other negative development (or potential negative development) in the Buyer Groups’ relationships with any of its customers, suppliers, distributors or other business partners, (v) conditions arising out of acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other force majeure events that do not disproportionately affect the Buyer Group, (vi) any determination by, or delay of a determination by, the FDA or any other Governmental Authority, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to the approvability, labeling, contents of package insert, prescribing information, risk management profile, CMC matters, pre-approval inspection matters or requirements relating to the results of any pre-clinical or clinical testing that are part of the business of the Buyer Group, (vii) any actions taken or failure to take action, in each case, by Seller Parent or any of its Controlled Affiliates, or to which an officer of Seller Parent has consented, or which an officer of Seller Parent has requested, or the taking of any action required by the express terms of this Agreement (other than any requirement to operate in the ordinary course of business), or the failure to take any action prohibited by the express terms of this Agreement, (viii) the failure to meet any financial or other plan, estimate, budget or projection (provided that the underlying cause of such failure, to the extent not otherwise excluded herein, may be taken into account in making a determination as to whether a Buyer Material Adverse Effect has or would reasonably be expected to occur), (ix) changes in the price of the Buyer Parent Stock (provided that the underlying cause of such change, to the extent not otherwise excluded herein, may be taken into account in making a determination as to whether a Buyer Material Adverse Effect has or would reasonably be expected to occur), (x) any Legal Proceedings made or brought by any of the current or former stockholders of the Buyer Parent (on their own behalf or on behalf of the Buyer Parent) in their capacity as stockholders against the Buyer Parent arising out of the Transactions; and (xi) any item set forth in the Buyer Parent Disclosure Letter to the extent the relevance of such disclosure is reasonably apparent.

“Buyer Parent” has the meaning set forth in the recitals hereof.

“Buyer Parent Capitalization Date” has the meaning set forth in Section 5.2(a).

“Buyer Parent Disclosure Letter” has the meaning set forth in the introductory paragraph to Article V.

“Buyer Parent Equity Award” means a Buyer Parent Option, a Buyer Parent Restricted Share Award, a Buyer Parent Time-Vesting RSU Award or a Buyer Parent Performance RSU Award.

“Buyer Parent Equity Plans” means Buyer Parent’s 2010 Long-Term Equity-Based Incentive Plan, as amended.

“Buyer Parent Option” has the meaning set forth in Section 7.9(a).

“Buyer Parent Performance RSU Award” has the meaning set forth in Section 7.9(c).

“Buyer Parent’s Knowledge” means the actual knowledge of the persons listed on Schedule 1.1(y) or such knowledge that would reasonably be obtained in the course of diligently executing the responsibilities of their positions.

“Buyer Parent Restricted Share Award” has the meaning set forth in Section 7.9(b).

“Buyer Parent SEC Documents” has the meaning set forth in Section 5.4(a).

“Buyer Parent Stock” means fully paid, nonassessable ordinary shares of Buyer Parent, par value NIS 0.10 per share.

“Buyer Parent Subsidiaries” means the Subsidiaries of Buyer Parent.

“Buyer Parent Time-Vesting RSU Award” has the meaning set forth in Section 7.9(c).

“Buyer Parent VWAP” means as of a certain date, the volume weighted average price for the Buyer Parent Stock (or American Depository Shares with respect thereto), as shown by Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably agreed by Seller Parent and Buyer Parent), for the immediately prior twenty (20) trading days.

“Buyer-Requested Modifications” has the meaning set forth in Section 6.8.

“Cap” has the meaning set forth in Section 12.2(b)(iii).

“Cash” means cash, cash equivalents, bank deposits and marketable securities of the Transferred Group at Closing, provided that cash, cash equivalents, bank deposits and marketable securities of the Transferred Group that are not freely available shall be excluded only to the extent not freely available due to the actions of the Transferred Group outside of the Ordinary Course of Business since March 31, 2015 (but shall exclude in all circumstances any Insurance Proceeds).

“Cash Consideration” means $33,750,000,000, as adjusted in accordance with Section 3.3.

“Claim” means any claim, demand, cause of action, chose in action, right of recovery or off-set, suit, litigation, Proceeding, arbitration, hearing or investigation against any Person.

“Claim Notice” has the meaning set forth in Section 12.4(a).

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Date Net Cash” has the meaning set forth in Section 3.3(b).

“Closing Date Net Working Capital Statement” means the net working capital statement that sets forth the Current Assets and Current Liabilities as of the Closing, prepared by Buyer Parent in accordance with Section 3.3 hereof and, in the event of a Seller’s Objection, as adjusted by either the agreement of Buyer Parent and Seller Parent, or by the Reporting Accountants, as described in Section 3.3.

“Closing Date Working Capital” means (x) the total Current Assets shown on the Closing Date Net Working Capital Statement, minus (y) the total Current Liabilities shown on the Closing Date Net Working Capital Statement, as finally determined.

“Closing Date Working Capital Excess” means the amount, if any, by which the Closing Date Working Capital is in excess of the Base Working Capital Maximum Amount.

“Closing Date Working Capital Shortfall” means the amount, if any, by which the Closing Date Working Capital is less than the Base Working Capital Minimum Amount.

“Closing Net Cash” means any Net Cash as of the Closing.

“Closing Statements” has the meaning set forth in Section 3.3(b).

“Code” means the means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” has the meaning set forth in Section 4.15(a).

“Compliant” means, without giving effect to any supplements or updates, (a) the Required Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Business, the Acquired Assets or Assumed

Liabilities, necessary in order to make such Required Information not misleading, (b) no audit opinion with respect to any financial statements contained in the Required Information shall have been withdrawn, amended or qualified, and Seller Parent’s independent registered accounting firm has consented to or otherwise authorized the use in the Financing of their audit opinions related to the audited financial statements included in the Required Information and (c)(i) the financial statements and other financial information included in the Required Information that have been prepared by Seller Parent are, and remain throughout the Marketing Period, sufficient to permit the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters with respect to such financial information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date during the Marketing Period and (ii) Seller Parent’s independent registered accounting firm that has reviewed or audited such financial information has delivered drafts of customary comfort letters, including customary negative assurance comfort, and such independent registered accounting firm has confirmed they are prepared to issue such comfort letter upon any pricing date and the closing relating to the Debt Financing occurring during the Marketing Period.

“Confidentiality Agreement” means the letter agreement, dated October 6, 2014, by and between Seller Parent and Buyer Parent relating to confidentiality obligations, as amended.

“Consent” means any consent, approval, ratification, authorization, consultation, waiver, grant, agreement, license, certificate, exemption, order, registration, declaration, filing or notice of, with or to any Person.

“Consideration Allocation” has the meaning set forth in Section 2.6(b).

“Controlled Affiliate” means, with respect to any Person, any other Person which, at the time of determination, is controlled by such Person. For purposes of this definition, “controlled” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, no member of the Transferred Group will be deemed a Controlled Affiliate of Buyer Parent prior to Closing but after the Closing each member of the Transferred Group shall be a Controlled Affiliate of Buyer Parent.

“Continuing Employees” has the meaning set forth in Section 7.3.

“Contracts” means any written or oral commitment, contract, agreement, lease, licenses and other agreements, consensual obligation, promise, instrument, note, indenture, legally binding commitment, license, sublicense, understanding and undertaking, in each case whether written or oral and whether express or implied.

“Current Assets” means accounts receivable (net), inventories, prepaid expenses and the other current assets of the Transferred Entities and the Acquired Assets as determined in accordance with the Accounting Principles, excluding (i) Cash, (ii) Insurance Proceeds (except as Insurance Proceeds are in respect of other Current Assets), (iii) income tax receivables, and (iv) Excluded Assets.

“Current Liabilities” means accounts payable, accrued expenses and deferred revenue of the Transferred Entities and the Acquired Assets (or otherwise constituting Assumed Liabilities), as determined in accordance with the Accounting Policies, excluding (i) the current portion of any Indebtedness to the extent included in the calculation of Net Cash, (ii) any income tax payables, (iii) deferred taxes, and (iv) Excluded Liabilities.

“De Minimis Amount” means $10,000,000.

“Debt Commitment Letter” means one or more debt commitment letters among Buyer Parent and the financing sources party thereto (who shall be internationally recognized investment or commercial banks or financial institutions engaged in the business of providing debt financing in similar acquisition financings, which may include those financing sources listed on Schedule 1.1(z), in form and substance reasonably satisfactory to Buyer Parent and subject only to conditions precedent customary for debt commitments for similar acquisition financings (it being understood that the draft debt commitment letter referred to on Schedule 1.1(z) with the termination date thereof changed to the Outside Date is deemed customary), to be entered into after the date hereof, as amended, supplemented or replaced in compliance with this Agreement, pursuant to which the financing sources party thereto agree to provide debt financing to Buyer Parent or any other Buyer to pay a portion of the Cash Consideration and other amounts to be paid pursuant to this Agreement and associated costs and expenses of the Transactions on the Closing Date.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter, including the offering or private placement of debt securities or borrowing of loans contemplated by the Debt Commitment Letter and any related engagement letter and including any credit facilities or capital markets debt financing or equity or equity-related offerings undertaken in replacement of all or any portion of such financing.

“Debt Financing Conditions” means the conditions precedent set forth in the Debt Commitment Letter.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financing, including (a) all credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures, notes and intercreditor agreements pursuant to which the Debt Financing will be governed or contemplated by the Debt Commitment Letter; (b) officer, secretary, solvency and perfection certificates, legal opinions, corporate organizational documents, good standing certificates, Lien searches, and resolutions contemplated by the Debt Commitment Letter or requested by the Financing Sources; and (c) all documentation and other information required under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA Patriot Act.

“December 2014 Balance Sheet” means the audited balance sheet as of December 31, 2014 of the Transferred Entities, the Acquired Assets and Assumed Liabilities delivered pursuant to Section 9.14, as determined or interpreted in accordance with the Accounting Principles.

“December 2014 Working Capital Amount” means the Current Assets less the Current Liabilities prepared from the associated line items set forth on the December 2014 Balance Sheet

(provided that to the extent the line items on the December 2014 Balance Sheet are different from the line items included in the definition of Current Assets or Current Liabilities contained herein, the intent is to include line items from the December 2014 Balance Sheet that are similar in nature to the line items included in the definitions of Current Assets and Current Liabilities).

“Deductible” means $200,000,000.

“Direct Claim” has the meaning set forth in Section 12.5.

“Distribution Agreement” means the distribution agreement to be entered into at Closing in a form to be mutually agreed upon by the Parties.

“Divestiture Action” has the meaning set forth in Section 6.2(a).

“Earn-out Payment” means, in respect of any Earn-out Period, the payment to be made by the Buyer Parent to the Seller Parent in respect of such Earn-out Period, calculated in accordance with Section 2.7.

“Earn-out Period” means:

(A)	the First Earn-out Period; and/or

(B)	the period commencing on the day following the end of the First Earn-out Period and ending on the date falling three (3) months after the end of the First Earn-out Period; and/or

(C)	each subsequent three month period.

“Earn-out Report” has the meaning given in Section 2.7(c)(i).

“Effect” means any change, effect, development, circumstance, condition or occurrence.

“Environmental Laws” means all applicable international, federal, state, or local Laws, statutes, ordinances, regulations, policies, guidance, rules, judgments, orders, court decisions or rule of common law, permits, restrictions and licenses, which (i) regulate or relate to the protection or cleanup of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Materials, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees or (ii) impose Liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.) or any other Law of similar effect.

“Environmental Permits” means all Permits required under or issued pursuant to all applicable Environmental Laws.

“Equipment” has the meaning set forth in Section 2.1(b)(v).

“Equity Participations” means (i) any share, quota, security, participation right and any other right entitling the holder, absolutely or contingently (through the exercise of any subscription, conversion, exchange, option or similar right), to participate in the revenues, dividends or equity appreciation of another Person, including capital stock, membership interests, units, performance units, options, warrants, company appreciation rights, interests in “phantom” stock plans, restricted or contingent stock or profits interests, voting securities, stock appreciation rights or equivalents, stock loan purchase plans, convertible debentures or stock bonus plans and (ii) commitments to issue any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning given in Section 4.8(d).

“ERISA Plan” means an employee benefit plan as defined in Section 3(3) of ERISA.

“Estimated Cash Consideration Adjustment Amount” has the meaning set forth in Section 3.3(a).

“Estimated Closing Date Net Debt Statement” has the meaning set forth in Section 3.3(a).

“Estimated Closing Date Net Working Capital Statement” means an estimated net working capital statement that sets forth an estimate of the Current Assets and Current Liabilities as of the Closing, prepared by Seller Parent in accordance with Section 3.3.

“Estimated Closing Date Working Capital Excess” means the amount, if any, by which the estimated Closing Date Working Capital is in excess of the Base Working Capital Maximum Amount.

“Estimated Closing Date Working Capital Shortfall” means the amount, if any, by which the estimated Closing Date Working Capital is less than the Base Working Capital Minimum Amount.

“Estimated Net Cash” has the meaning set forth in Section 3.3(a).

“Estimated Statements” has the meaning set forth in Section 3.3(a).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient obtained by dividing the Seller Parent VWAP by the Buyer Parent VWAP, in each case as determined on the second Business Day prior to the Closing.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Excluded Products” means those products listed on Schedule 1.1(a) and any authorized generic product that has not been launched prior to Closing.

“Expert” means a partner or principal of a widely recognized accounting or law firm with expertise in the relevant area of disagreement to be submitted to such partner or principal, provided that such partner or principal does not, and the accounting or law firm with which such partner or principal is associated does not, have a conflict of interest with respect to the determination of the dispute which is to be submitted to such partner or principal.

“Expert Selection Process” means the selection by mutual agreement, as to the Expert, among the parties that are in disagreement over a matter to be submitted to the Expert or, in the absence of such mutual agreement, the appointment of the Expert by the International Chamber of Commerce Centre for Expertise to resolve such disagreement.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78dd-1, et seq.), as amended.

“FDA” means the U.S. Food and Drug Administration.

“FDCA” means the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), as amended from time to time and any successor statute.

“Final Cash Consideration Amount” means the amount determined pursuant to Section 3.3(f).

“Final Determination” shall exist when (a) the parties to the dispute have reached an agreement in writing, (b) a court of competent jurisdiction shall have entered a final and non-appealable Order or judgment or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto.

“Financial Statements” has the meaning set forth in Section 9.14.

“Financing” has the meaning set forth in Section 9.4.

“Financing Failure Event” means any of the following: (a) the commitments with respect to all or any portion of the Debt Financing, once received, expiring or being terminated, (b) for any reason other than the funding of the Debt Financing or another Financing, all or any portion of the Debt Financing becoming unavailable or (c) a material breach or repudiation by any party to the Debt Commitment Letter, in each case, other than as contemplated by the Debt Commitment Letter.

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed or been engaged to provide or arrange the Debt Financing or other Financings in connection with the Transactions, including the parties to the Debt Commitment Letter, any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates and their and their respective affiliates’ current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling Persons, agents and representatives and respective successors and assigns of the foregoing Persons.

“First Earn-out Period” means the period from the date of Closing until (to and including) the first to occur of March 31, June 30, September 30 or December 31 of the calendar year in which Closing occurs.

“Former Business Employee” means any individual whose employment with Seller Parent or a Subsidiary of Seller Parent terminated prior to the Closing and who was Related to the Business immediately prior to such individual’s termination of employment.

“Foreign Antitrust Laws” has the meaning set forth in Section 4.12(h).

“FTC” has the meaning set forth in Section 6.2(a).

“Generic Drugs” means products submitted or approved pursuant to an ANDA or Section 505(b)(2) of the FDCA (and any applicable foreign marketing authorizations) which are marketed or in development to be marketed as generic products.

“Global Purchase Price” means (i) the Cash Consideration; and (ii) the Stock Consideration.

“Global Purchase Price Allocation” has the meaning set forth in Section 2.6(a).

“Government Antitrust Authority” has the meaning set forth in Section 6.2(d).

“Government Officials” has the meaning set forth in Section 4.12(h).

“Governmental Approvals” means all licenses, consents, permits, certificates, filings, registrations, notifications, franchise, concession, authorizations, approvals, ratification, permission, clearance, confirmation, endorsement, waiver, designation, rating or qualification issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any requirement under the applicable Laws of any Governmental Authority.

“Governmental Authority” means (a) any nation or government, including any federal, state, local, foreign, municipality, principality, commonwealth, province, territory, county, district or other jurisdiction of any nature or other political subdivision thereof; or (b) any entity, department, commission, bureau, agency, authority, board, court, official or officer, domestic or foreign, exercising executive, judicial, regulatory, administrative, judicial, police, military, or taxing governmental functions.

“Hazardous Materials” means (a) any “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical” or “toxic chemical” as designated, listed or defined (whether expressly or by reference) in any Environmental Law; (b) any other pollutant, chemical, substance, toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea, formaldehyde, polychlorinated biphenyls (PCBs), radon gas, petroleum, waste oil, crude oil, or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives; and (c) any compound, mixture, solution, product or other substance or material that contains any hazardous substance or material referred to in clause “(a)” and “(b)” above.

“Health Care Laws” has the meaning set forth in Section 4.12(b).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Filing” has the meaning set forth in Section 6.2(a).

“Indebtedness” means (a) all indebtedness, whether or not contingent, for borrowed money; (b) all obligations evidenced by notes, bonds, debentures, loan agreements or other similar instruments; (c) all obligations as lessee under leases that have been or should be, in accordance with U.S. GAAP, recorded as capital leases; (d) all payment obligations, contingent or otherwise, under acceptance, letter of credit, bank guarantees, surety bonds or similar facilities; (e) net obligations under any interest rate, swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements; (f) all obligations to pay the deferred purchase price of property or services (other than trade accounts payable in the Ordinary Course of Business and included in the calculation of Closing Date Working Capital); (g) any obligations under conditional sale or other title retention agreements; (h) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, provided that Indebtedness shall not include any performance guarantee or any other guarantee that is not a guarantee of other Indebtedness; and (i) all Indebtedness referred to in clauses (a) through (h) above secured by any Lien on the Acquired Assets or the Transferred Group Assets.

“Indemnified Party” has the meaning set forth in Section 12.3(a).

“Indemnifying Party” has the meaning set forth in Section 12.4(a).

“Information” has the meaning set forth in Section 13.3(b) and Section 13.3(c), as applicable.

“Insurance Proceeds” shall mean (i) any cash received by Seller Parent or its Controlled Affiliates after the date of this Agreement in respect of any asset, right or property that is or, if the asset, right or property has been destroyed or lost, would have constituted a Transferred Asset or a Transferred Group Asset prior to the Closing and in respect of which an insurer has made payment and (ii) any receivables of the Transferred Group or receivables or Claims in respect of an asset, right or property that would have been a Transferred Asset or a Transferred Group Asset if it existed at the Closing, due from an insurer and receivables owed to or cash received by Seller Parent or any of its Controlled Affiliates from an insurer relating to an Assumed Liability.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind throughout the world, including all registered, unregistered and pending: (a) patents,

patent applications, including provisional applications, statutory invention registrations, inventions, discoveries and invention disclosures (whether or not patented), and all related continuations, continuations-in-part, divisions, reissues, re-examinations, substitutions, and extensions thereof, (b) trademarks, service marks, trade names, trade dress, corporate names, logos, Internet domain names, URLs, any other source identifiers of any kind or nature, in each case whether or not registered, together with all translations, adaptations, derivations and combinations thereof, and all common law rights thereto, and the goodwill associated with all of the foregoing, and any applications (including intent to use applications), registration and renewals for any of the foregoing, (c) published and unpublished works of authorship whether or not copyrightable, including computer software programs, applications, source code and object code, and databases, other compilations of information, manual and other documentation, copyrights in and to the foregoing, together with all common law rights and moral rights therein, and any applications and registrations therefor, including extensions, renewals, restorations, reversions, derivatives, translations, localizations, adaptations and combinations of the above, (d) mask works and any applications, registrations and renewals for any of the foregoing and (e) trade secret rights under applicable law and other rights, if any, under applicable law in any information, including inventions, discoveries and invention disclosures (whether or not patented), formulae, know-how, confidential or proprietary information, methods, processes, protocols, specifications, patterns, techniques, research in progress, algorithms, data, designs, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, testing procedures and testing results, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such samples, studies and summaries) (collectively, “Trade Secrets”).

“Interim Financial Statements” has the meaning set forth in Section 9.14.

“IRS” means the United States Internal Revenue Service.

“International Generics Business” means the assets, business, Know-How, operations and activities (including related personnel/employees) conducted as of the date hereof and at Closing of Sellers or any of their respective Controlled Affiliates in connection with the (a) researching, developing, submitting for approval, manufacturing, labeling, distributing, packaging, storing, or transporting the International Generics Products; and (b) marketing, promoting, using, licensing, selling or offering for sale of the International Generics Products.

“International Generics Products” means, collectively, any and all pharmaceutical products of Sellers or any of their respective Controlled Affiliates that are sold or intended to be sold outside of the United States as Generic Drugs (including branded generic pharmaceutical products, but excluding biologics or other biosimilar products) and authorized generic pharmaceutical products that are being sold as of the date hereof and at Closing and all such products or other assets that (i) are being or have been researched, tested, developed, commercialized, manufactured, sold, promoted or distributed by Sellers or any of their respective Controlled Affiliates outside of the United States, including those listed on Schedule 1.1(b), or (ii) are owned by, licensed to or otherwise used pursuant to a Contract by the Sellers or any of their respective Controlled Affiliates or introduced into commerce by any of the Sellers or their respective Controlled Affiliates outside of the United States.

“Inventory” means, as of the Closing, (i) all inventory of finished Product owned by Sellers or any of their respective Controlled Affiliates, whether or not Labeled, (ii) all Product work-in-progress owned by Sellers or any of their respective Controlled Affiliates, (iii) all other inventory Related to the Business, including raw materials, active pharmaceutical ingredients, excipients, intermediaries, reagents, packaging, work-in-process, finished goods, spare parts and shop and production supplies, in each case whether imported, provided from contract manufacturers or otherwise and whether located at a facility of Sellers or any of their respective Controlled Affiliates, by a wholesaler or in transit and (iv) all other inventory located at manufacturing facilities acquired, directly or indirectly, by Buyer Parent at the Closing, except to the extent such inventory is primarily related to the Retained Business.

“IP Contracts” means a Contract granting or purporting to grant to Sellers rights in the Licensed Patents and the Licensed Marks.

“IP Licensing Agreement” means the licensing agreement, in a form to be agreed by the Parties prior to Closing, to be entered into at Closing whereby each Party licenses to the other (on mutual terms) such Intellectual Property of the Business or the Retained Business (as applicable) that is owned by Sellers or its Affiliates or the Transferred Group (as applicable) and used in the Business or the Retained Business (as applicable) immediately prior to the Closing for the other Party to operate the Business or the Retained Business (as applicable) post-Closing or otherwise in connection with the other businesses of each Party.

“IT Assets” means the Sellers’ and their respective Controlled Affiliates’ computers, computing hardware, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, file servers, printers, and networking and all other information technology equipment, and all associated documentation that are owned or controlled by any Seller or any of their Controlled Affiliates.

“Know-How” means all non-public information, proprietary or otherwise, owned or held by or licensed to a Seller or any Affiliate of any Seller as of the date of this Agreement or at Closing.

“Labeling” (and the correlative terms “Label” and “Labeled”) shall be as defined in Section 201(k), (m) of the FDCA (21 U.S.C. § 321(k), (m)) and other comparable foreign Law relating to the subject matter thereof, including the applicable Product’s label, packaging and package inserts accompanying such Product, and any other written, printed, or graphic materials accompanying such Product, including patient instructions or patient indication guides.

“Law” means each provision of any national, supranational, federal, state, provincial, local, municipal or foreign, civil and criminal law, common law, constitution, statute, regulation, legislation, ordinance, Order, code, proclamation, treaty, convention, rule, ruling, directive, requirement, determination, decision, opinion or interpretation, promulgated, adopted, enacted, implemented, issued, passed, approved, or otherwise put into effect by or under the authority of any Governmental Authority, as well as any judgments, decrees, injunctions or agreements issued or entered into by any Governmental Authority.

“Lenalidomide” has the meaning set forth in Section 2.7(a)(ii).

“Lenalidomide Agreement” has the meaning set forth in Section 2.7(a)(ii).

“Liability” means, with respect to any Person, any debt, liability, duty or obligation of such Person, whether known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person, including those arising under any Law, Order or any Contract.

“Licensed Manufacturing IP” means the royalty free, worldwide non-exclusive license of the Manufacturing IP.

“Licensed Marks” has the meaning set forth in Section 2.1(b)(vii).

“Licensed Patents” has the meaning set forth in Section 2.1(b)(vii).

“Licensed Shared IP Sublicenses” has the meaning set forth in Section 6.6(b).

“Lien” means any lien, encumbrance, mortgage, security interest, pledge, conditional sale agreement or other title retention agreement, or other charge or encumbrance of any nature whatsoever on any property or property interest.

“Litigation Matters” means all Proceedings that have been or may be asserted by a third party against, or otherwise adversely affect, Seller or its Subsidiaries (other than the Transferred Group), on the one hand, and the Business, on the other hand.

“Local Transfer Agreements” means the agreements, in a form to be agreed by the Parties as necessary to comply with applicable local governing Law to effect the transfer of the Acquired Assets and the assumption of the Assumed Liabilities located in a particular jurisdiction, which, subject to the terms and conditions of this Agreement, are to be signed at or prior to Closing, pursuant to which, among other things, for the consideration stated herein, certain Sellers shall grant, sell, transfer, convey, assign and deliver to certain Buyers, and such Buyers shall purchase and accept from such Sellers, all right, title, and interest of such Sellers in and to the specific items of Acquired Assets owned by such Sellers, and such Buyers agree to assume certain Assumed Liabilities of such Sellers, all in accordance with and pursuant to the terms and conditions therein and in accordance with the governing Law set forth in such Local Transfer Agreements.

“Losses” means damages, diminution in value, Liabilities, Claims, payments, fines, fees, penalties, Taxes, charges, judgments, defaults, settlements, assessments, deficiencies, interest and costs and expenses (including removal costs, remediation costs, closure costs, fines, penalties and expenses of investigation and ongoing monitoring, reasonable attorneys’, accountants’ and other experts’ fees and reasonable out-of-pocket disbursements) and other losses (excluding punitive and exemplary damages except to the extent required to be paid to a third party).

“Manufacturing Agreements” means the manufacturing and supply agreements to be entered into at Closing incorporating the terms set forth on Exhibit B and any other terms mutually agreed upon by the Parties in accordance with the terms hereof.

“Manufacturing Instructions” means those manufacturing, packaging and Labeling specifications for the Products used by or on behalf of a Seller or any Affiliate of any Seller in the production and supply of the Products, including the formulae and materials that are reasonably required or used for the manufacture, quality control, release and stability testing of the Products by or on behalf of a Seller or any Affiliate of any Seller immediately prior to the Closing.

“Manufacturing IP” means the Intellectual Property of the Seller Parent that the applicable member of the Transferred Group requires in order to be able to manufacture and supply products to the Buyer Parent pursuant to the Manufacturing and Supply Agreement.

“Marketing Period” means the first period of twelve (12) consecutive Business Days commencing on or after the date hereof throughout which and on the first and last day of which (a) Buyer Parent shall have received the Required Information and the Required Information is and remains Compliant and (b) the conditions set forth in Section 10.1 shall have been satisfied or waived (other than conditions which by their nature would be satisfied only at the Closing itself), and nothing has occurred and no condition exists that could reasonably be expected to cause any of the conditions set forth in Section 10.3 to fail to be satisfied assuming the Closing would be scheduled at any time during such twelve (12) consecutive Business Day period; provided that, (i) November 26, 2015 to November 28, 2015, March 25, 2016, May 30, 2016, May 31, 2016 and July 4, 2016 shall not constitute Business Days, (ii) if the Marketing Period has not been completed on or prior to August 20, 2016, then it may not commence until on or after September 6, 2016 and (iii) if the Marketing Period has not been completed on or prior to December 18, 2015, then it may not commence until on or after January 4, 2016; provided, further, that if Seller Parent shall in good faith reasonably believe that the Required Information has been delivered to Buyer Parent, it may deliver to Buyer Parent a written notice to that effect (stating that it believes that such delivery has been completed), in which case the Required Information shall be deemed to have been provided (and, if the other conditions set forth in this definition have been met, the Marketing Period commenced) on the first (1st) Business Day following the date that notice is received unless Buyer Parent in good faith reasonably believes the delivery of the Required Information has not been completed and, within three (3) Business Days of the delivery of such notice by Seller Parent, delivers a written notice to Seller Parent to that effect (stating with reasonable specificity which Required Information that Buyer Parent reasonably believes has not been delivered), in which case the Marketing Period shall be deemed to have not commenced and will only commence beginning on the date the Required Information is delivered to Buyer Parent and the other conditions set forth in this definition have been met. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or at any time prior to the completion of such twelve (12) consecutive Business Day period, (i) Seller Parent’s independent registered accounting firm shall have withdrawn or qualified its authorization letter or audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence until the time at which, as applicable, a new authorization letter or unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Seller Parent’s independent registered accounting firm or another independent registered accounting firm acceptable to Buyer Parent or (ii) Seller Parent or its independent registered accounting firm indicates its intent to, or determined that it must, restate any financial statements or material financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or Seller Parent has announced that it has concluded that no restatement shall be required. If the Required Information is not Compliant throughout and on the first and the last day of such period, then a new twelve (12) consecutive Business Day period shall commence upon Buyer Parent receiving updated Required Information that is Compliant and the other conditions set forth in this definition having been met. Notwithstanding the foregoing, the Marketing Period shall end on any earlier date that is the date on which the full amount of the Debt Financing (together with any Financing replacing any portion of the Debt Financing) has been received by Buyer Parent if such date is prior to the end of the applicable twelve (12) consecutive Business Day period.

“Marks” has the meaning set forth in Section 2.1(b)(vii);

“Net Cash” means any Cash at Closing less Indebtedness of the Transferred Group and the Acquired Assets at Closing (except that any Indebtedness of the type described in clause (h) of the definition of Indebtedness shall not be included in such calculation), which for the avoidance of doubt, may be a negative number.

“Non-Business Employee” means each person employed by a Seller or a Subsidiary of a Seller who is not Related to the Business.

“Non-Shared Transfer Taxes” has the meaning set forth in Section 8.7.

“Non-U.S. Transferred Entity Benefit Plan” has the meaning set forth in Section 4.8(a).

“Notice of Disagreement” has the meaning given in Section 2.7(c)(ii).

“Notice Period” has the meaning set forth in Section 12.4(a).

“Order” means any writ, judgment, edict, fine, penalty, sanction, award, notice of deficiency, warning letter, decree, injunction, ruling, pronouncement, order, determination, decision, opinion, verdict, sentence, subpoena, writ or similar requirement, corporate integrity agreement, deferred prosecution agreement, settlement agreement or other binding obligation of any Governmental Authority (whether preliminary or final).

“Ordinary Course of Business” means the operation of the Business by Seller Parent and its Controlled Affiliates in the usual and customary way and consistent with their past practices through the date of this Agreement.

“Organizational Documents” means, with respect to any Person, collectively, its organizational documents, including any certificate of incorporation, notarial deed of incorporation, certificate of formation, articles of organization, articles of association, business rules and regulations, bylaws, operating agreement, certificate of limited partnership, partnership agreement, equityholders’ agreement and/or certificates of existence, as applicable.

“OTC Business” means the assets, business, Know-How, operations and activities (including related personnel/employees) conducted as of the date hereof and at Closing of Sellers or any of their respective Controlled Affiliates in connection with the (a) researching, developing, submitting for approval, manufacturing, labeling, distributing, packaging, storing, or transporting the OTC Products; and (b) marketing, promoting, using, licensing, selling or offering for sale of the OTC Products.

“OTC Products” means, collectively, any and all over-the-counter (non-prescription) products of Sellers or any of their respective Controlled Affiliates, including all such products or other assets that (i) are being commercialized, manufactured, sold, promoted or distributed by Sellers or any of their respective Controlled Affiliates as of the date hereof and at Closing, including those listed in Schedule 1.1(c) and (ii) are owned by, licensed to or otherwise used pursuant to a Contract by the Sellers or any of their respective Controlled Affiliates or introduced into commerce by any of the Sellers or their respective Controlled Affiliates.

“Outside Date” has the meaning set forth in Section 11.1(b).

“Overlap Products” means (i) a Product that has an indication or targeted indication that is the same as, or substantially similar to, the indication or targeted indication of any commercial product or product in development of Buyer Group and (ii) a commercial product or product in development of Buyer Group that has an indication or targeted indication that is the same as, or substantially similar to, the indication or targeted indication of any Product, together in each case with any related assets that may be needed or required to be included by a Governmental Authority in connection with a Divestiture Action.

“Parties” or “Party” has the meaning set forth in the Preamble hereof.

“Patents” has the meaning set forth in Section 2.1(b)(vii);

“Permits” means all permits, licenses, registrations, certificates, franchises, variances, exemptions, orders and other Governmental Approvals, Consents and authorizations necessary or desirable for the past, present or anticipated conduct of the Business or Related to the Business, other than Regulatory Registrations.

“Permitted Lien” means any (a) mechanic’s, materialmen’s, and similar liens arising or incurred in the Ordinary Course of Business, (b) liens for Taxes not yet due and payable, (c) liens for Taxes that the taxpayer is contesting in good faith through appropriate Proceedings and for which adequate reserves have been established in accordance with U.S. GAAP, and (d) liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not materially impair the value of such properties or the use of such property by a Seller in the operation of its business.

“Person” means any natural person, individual, corporation (including any non-profit corporation), partnership, joint venture, limited liability company, estate, trust, cooperative, foundation, society, political party, union, other unincorporated organization, joint stock company or Governmental Authority.

“Personally Identifiable Information” means any information that alone or in combination with other information held by the Sellers or any of their Affiliates can be used to specifically identify an individual person and any individually identifiable health information.

“Post-Closing Tax Period” means any Tax period beginning after the Closing and that portion of a Straddle Period beginning after the Closing Date.

“Potential Purchasers” has the meaning set forth in Section 9.13.

“Potential Sale Transaction” has the meaning set forth in Section 9.13.

“Pre-Closing Period” has the meaning set forth in Section 6.1(a).

“Pre-Closing Reorganization” has the meaning set forth in the Recitals.

“Pre-Closing Reorganization Plan” means the plan of actions to be undertaken by Parent Seller and its Controlled Affiliates to implement the Pre-Closing Reorganization on the basis of the principles and terms described on Exhibit C.

“Pre-Closing Tax Period” means any Tax period ending on (and including) or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date.

“Privileged Information” means, with respect to each Party, information regarding such Party or its Subsidiaries, or any of its operations, assets or liabilities (whether in documents or stored in any other form or known to its employees or agents) that is protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or another applicable legal privilege, in each case that the other party or its Subsidiaries may come into possession of or obtain access in connection with this Agreement or the Ancillary Agreements.

“Proceeding” means any claim, action, arbitration, audit, hearing, inquiry, prosecution, contest, examination, proceeding, investigation, litigation, suit (whether civil, criminal, administrative, or investigative or appellate proceeding and any informal proceeding) commenced, brought, conducted, or heard by or before, or otherwise involving any Governmental Authority, arbitrator or arbitration panel.

“Products” means each of, or as the context requires, any or all of the U.S. Generic Products, the International Generics Products, the OTC Products or the Transferred Brand Products, including Schedule 1.1(h).

“Promotional Activities” means those activities undertaken to encourage sales of the Products, including: journal advertising, broadcast advertising, direct mail programs, detailing, customer meetings, conventions and trade show exhibits, Product presentations, end user training, marketing plan development, ongoing post-market development, demand generation, symposia and other forms of advertising, promotion, sales and customer support.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“PTC” means Actavis Group PTC ehf., a company incorporated in Iceland and having its registered office at Reykjavíkurvegi 76-78, 220 Hafnarfirði, Iceland.

“PTC Intra Group Debt” means all rights of AA2S in, to and under all intra group loan agreements between PTC and AA2S.

“Puerto Rico Grant” means the Grant of Tax Exemption to Warner Chilcott Company, LLC by the Commonwealth of Puerto Rico, dated December 23, 2009, as set forth on Schedule 1.1(i).

“Regulatory Authority” means any Governmental Authority that is responsible for issuing technical, medical, scientific, Labeling and similar licenses, registrations, authorizations, permits, certifications, variances, exemptions, orders and approvals necessary for the manufacture, commercialization, Labeling, distribution, use, storage, import, export, transport, marketing or sale of the Products.

“Regulatory Documentation” means (a) all regulatory filings and supporting documents (including copies of all correspondence between any of Sellers and their Controlled Affiliates and the applicable Regulatory Authority), chemistry, manufacturing and controls data and documentation, preclinical and clinical studies and tests, (b) the ANDA and all regulatory files and foreign equivalents related thereto, current approved packaging and any other existing files and dossiers, including the underlying data or information used to support, maintain or obtain marketing authorization of the underlying Product, (c) all records maintained under record keeping or reporting Laws of the FDA or any other Governmental Authority including all applications, annual and safety reports, drug master files, FDA warning letters, FDA notices of adverse finding letters, FDA audit reports (including any responses to such reports), any correspondence with the Office of Prescription Drug Promotion, periodic safety update reports, complaint files, and annual product quality reviews, (d) the complete complaint, adverse event and medical inquiry filings with respect to the Products as required by applicable Laws and Related to the Business, including the Regulatory Registrations and (e) all equivalent, comparable or analogous documentation with respect to any other country outside the United States.

“Regulatory Registrations” means the premarket notifications or premarket approvals issued by the FDA, European Union Conformity Marking (CE marks) issued by a European Union Notified Body, and all other technical, medical, scientific, Labeling and similar licenses, registrations, authorizations, permits, certifications, franchises, variances, exemptions, orders, approvals, amendments and renewals of the Products (including marketing authorizations and Labeling approvals) issued by the Regulatory Authorities of any country and held or pending (including any applications) as of the Closing Date by Sellers or any of their Controlled Affiliates or third-party distributors (under rights of reservation of such Seller) that are required for the manufacture, commercialization, Labeling, distribution, use, storage, import, export, transport, marketing or sale of the Products within any country.

“Related to the Business” means primarily related to or used primarily in connection with the Business as conducted by the Sellers and their respective Controlled Affiliates as of the date hereof and at Closing.

“Replacement Financing” has the meaning set forth in Section 9.5(b).

“Replacement Financing Documents” has the meaning set forth in Section 9.5(b).

“Reporting Accountants” means any of KPMG, Deloitte, PriceWaterhouseCoopers or Ernst & Young, reasonably acceptable to both Parties.

“Representatives” means, with respect to any Person, any officers, directors, employees, Controlled Affiliates, attorneys, investment bankers, financial advisers, agents and other representatives of such Person.

“Required Information” has the meaning set forth in Section 9.4.

“Restricted Benefits” has the meaning set forth in Section 4.12(h).

“Restructuring Event” means a restructuring event for the purposes of Buyer Parent’s restructuring policy.

“Retained Business” means the assets, business, Know-How, operations and activities of the Seller Parent and its Subsidiaries not Related to the Business or not otherwise included in the definition of Acquired Assets, including, for the avoidance of doubt, the Allergan Business, the Uteron Business, the Excluded Products, the Anda Business and the Biologics Business.

“Retained Entity” means Seller Parent and each of its Subsidiaries not Related to the Business.

“Reverse Transition Services Agreement” means the transition services agreement to be entered into at Closing in a form to be mutually agreed upon by the Parties.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended.

“Seller” and “Sellers” have the meaning set forth in the recitals hereof.

“Seller Benefit Plan” has the meaning set forth in Section 4.8(a).

“Seller Contract Notice” has the meaning set forth in Section 6.5.

“Seller Fundamental Representations” has the meaning set forth in Section 12.1(a).

“Seller Indemnified Parties” has the meaning set forth in Section 12.3(a).

“Seller Material Adverse Effect” means any Effect that is, or would reasonably be expected to be, materially adverse to the Acquired Assets or the financial condition, business,

liabilities or results of operations of the Business taken as a whole; provided, however, that no Effects resulting from the following shall be deemed to constitute a Seller Material Adverse Effect or shall be taken into account when determining whether a Seller Material Adverse Effect has occurred or would reasonably be likely to exist: (i) conditions (or changes therein) in the generic pharmaceutical or over-the-counter pharmaceutical businesses that do not disproportionately affect the Acquired Assets or the Business, (ii) general legal, tax, economic, political or regulatory conditions (or changes therein) in the markets in which the acquired Business operates, including any changes affecting financial, credit or capital market conditions that do not disproportionately affect the Acquired Assets or the Business, (iii) any generally applicable change in Law or U.S. GAAP or interpretation of any of the foregoing that do not disproportionately affect the Acquired Assets or the Business, (iv) the announcement of, or the pendency of, this Agreement or consummation of the Transactions to the extent shown by Seller Parent to be the proximate cause therefrom, including to the extent so shown (A) the identity of Buyer Parent, (B) any departure or termination of any officers, directors, employees or independent contractors of the Seller Group, (C) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors or other business partners (provided that this subclause (C) shall not apply with respect to the representation of Sellers set forth in Section 4.2(b) related to the execution, delivery and performance by each Seller of this Agreement not resulting in a material breach or a material fault under any material Contract), and (D) any other negative development (or potential negative development) in the Seller Groups’ relationships with any of its customers, suppliers, distributors or other business partners, (v) conditions arising out of acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other force majeure events that do not disproportionately affect the Acquired Assets or the Business, (vi) any determination by, or delay of a determination by, the FDA or any other Governmental Authority, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to the approvability, labeling, contents of package insert, prescribing information, risk management profile, CMC matters, pre-approval inspection matters or requirements relating to the results of any pre-clinical or clinical testing that are part of the Business or Acquired Assets, (vii) any actions taken or failure to take action, in each case, by Buyer Parent or any of its Controlled Affiliates, or to which an officer of Buyer Parent has consented in writing, or which an officer of Buyer Parent has requested, or the taking of any action required by the express terms of this Agreement (other than any requirement to operate in the Ordinary Course of Business, or the failure to take any action prohibited by the express terms of this Agreement, (viii) the failure to meet any financial or other plan, estimate, budget or projection (provided that the underlying cause of such failure, to the extent not otherwise excluded herein, may be taken into account in making a determination as to whether a Seller Material Adverse Effect has or would reasonably be expected to occur) and (ix) any Proceedings made or brought by any of the current or former stockholders of the Seller Parent (on their own behalf or on behalf of the Seller Parent) in their capacity as stockholders against the Seller Parent arising out of the Transactions, and (x) any item set forth in the Sellers Disclosure Letter to the extent the relevance of such disclosure is reasonably apparent.

“Seller Material Contract” has the meaning set forth in Section 4.10(b).

“Seller Parent” has the meaning set forth in the Preamble hereof.

“Seller Parent Reference Balance Sheet” has the meaning set forth in Section 4.22.

“Seller Parent Cash Incentive Award” means an incentive award payable in cash granted under a Seller Parent Incentive Plan.

“Seller Parent Certificate of Incorporation” has the meaning set forth in Section 4.1(a).

“Seller Parent Incentive Plan” means all equity incentive award plans maintained by Seller Parent or its Subsidiaries.

“Seller Parent Incentive Award” means a Seller Parent Option, a Seller Parent Restricted Share Award, a Seller Parent Time-Vesting RSU Award, a Seller Parent Performance RSU Award or a Seller Parent Cash Incentive Award.

“Seller Parent’s Knowledge” means the actual knowledge of the persons listed on Schedule 1.1(d) or such knowledge that would reasonably be obtained in the course of diligently executing the responsibilities of their positions.

“Seller Parent Option” means an option to purchase shares of Seller Parent Stock granted under a Seller Parent Incentive Plan.

“Seller Parent Permitted Lien” has the meaning set forth in Section 4.17(a).

“Seller Parent Restricted Share Award” means an award of restricted shares of Seller Parent Stock granted under a Seller Parent Incentive Plan.

“Seller Parent RSU Award” means an award of restricted stock units or performance units covering shares of Seller Parent Stock granted under a Seller Parent Incentive Plan.

“Seller Parent Stock” means the ordinary shares of Seller Parent, $0.0001 per share.

“Seller Parent VWAP” means as of a certain date, the volume weighted average price for the Seller Parent Stock, as shown by Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably agreed by Seller Parent and Buyer Parent), for the immediately prior twenty (20) trading days.

“Seller Related Parties” has the meaning set forth in Section 13.10(d).

“Seller-Requested Section 338 Election” has the meaning set forth in Section 8.5.

“Seller’s Objection” has the meaning set forth in Section 3.3(c).

“Sellers Disclosure Letter” has the meaning set forth in the introductory paragraph to Article IV.

“Separated Contract” has the meaning set forth in Section 6.6(a).

“September 2015 Balance Sheet” means the unaudited balance sheet as of September 30, 2015 of the Transferred Entities and the Acquired Assets delivered pursuant to Section 9.14, and as amended or interpreted in accordance with the Accounting Principles.

“September 2015 Working Capital Amount” means the Current Assets less the Current Liabilities prepared from the associated line items set forth on the September 2015 Balance Sheet (provided that to the extent the line items on the September 2015 Balance Sheet are different from the line items included in the definition of Current Assets or Current Liabilities, the intent is to include line items from the September 2015 Balance Sheet that are similar in nature to the line items included in the definitions of Current Assets and Current Liabilities).

“Shared Business Contracts” means each Business Contract that relates to both the Business and the Retained Business other than any wholesale supply agreement for pharmaceutical products in the United States or Europe which shall be retained by the Seller Parent.

“Shared IP License Agreements” means each Contract to which Seller Parent or any of its Affiliates is a party under which Intellectual Property that is used and/or anticipated to be used in both the Business and the Retained Business is licensed (a) from Seller Parent or any of its Controlled Affiliates to any other Person or (b) to Seller Parent or any of its Controlled Affiliates from any other Person.

“Shared Transfer Taxes” has the meaning set forth in Section 8.7.

“Significant Subsidiary” means any Subsidiary of Seller Parent or Buyer Parent, as applicable, that is material or constitutes a “significant subsidiary” of Seller Parent or Buyer Parent, as applicable, within the meaning of Rule 1-02 of Regulation S-X promulgated under the Securities Act.

“Special Contract” has the meaning set forth in Section 6.5.

“Specialty Products” means the following products of Buyer Parent: Copaxone, Azilect, Nuvigil, Treanda and Fentura.

“Stock Consideration” means a number of shares of Buyer Parent Stock equal to the quotient of $6,750,000,000 divided by the Buyer Parent VWAP of Buyer Parent Stock as of the end of the New York Stock Exchange trading day on July 31, 2015.

“Stockholders Agreement” means the stockholders agreement to be entered into by Seller Parent and Buyer Parent at the Closing in the form attached hereto as Exhibit A.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date. With respect to Taxes relating to a Straddle Period, the portion of any Tax that is allocable to the taxable period that is deemed to end on the Closing Date will be: (i) in the case of Property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of all other Taxes, except Transfer Taxes, determined as though the taxable year of the Company terminated at the close of business on the Closing Date.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any other Person of which (i) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the matters to be approved by equity holders of such corporation, including the election of directors, managers, or trustees thereof, is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), either the managing member or general partner or a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be any managing director or general partner of such business entity (other than a corporation) or control any managing director or general partner of such business entity (other than a corporation) or (iii) is otherwise contractually entitled to direct and control.

“Tax Contest Claim” has the meaning set forth in Section 8.2.

“Tax-Sharing Agreement” means any arrangement, agreement, or other binding obligation which provides for the allocation, sharing, indemnity or reimbursement of Taxes (other than any customary Tax indemnification provisions in ordinary course commercial arrangements, agreements or other binding obligations that are not primarily related to Taxes).

“Tax Return” means any report, return, certificate, declaration, election, report, Claim for refund or information return or statement required to be filed with any Governmental Authority or domestic or foreign taxing authority and with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any taxes, levies, duties, tariffs, imposts and other similar charges, assessments and fees imposed by any Governmental Authority or domestic or foreign taxing authority, including U.S. federal, state, local or non-U.S. income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, notarization, registration, land value gains, occupation, premium, windfall profits, escheat, environmental, customs duties, capital stock, franchise, profits, withholding, social security and aligned contribution, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax, including any interest, penalty or addition thereto, whether disputed or not.

“Technical Information” means all documents, drawings, specifications and any other documented information of a technical nature regarding the Products wherever located which, in each case: (i) are owned or controlled by a Seller or any Affiliate of any Seller or to which Seller or such Affiliate has regular access or use and (ii) are related to the use, design, development, validation, materials and components, biological compatibility, manufacture, processing, testing, storage, packaging, Labeling, regulations, safety, quality or performance of the Products.

“Third Party Claim” has the meaning set forth in Section 12.4(a).

“Transactions” has the meaning set forth in the recitals hereof.

“Transfer Documents” means, collectively, any and all agreements, assignments, deeds, notarial forms, certificates and other instruments in forms attached as exhibits to the Local Transfer Agreements and other instruments of sale, conveyance, transfer, assignment and/or assumption, as the case may be, between a Seller and a Buyer as necessary under the Law of the relevant jurisdiction or contemplated by this Agreement and the applicable Local Transfer Agreement in order to transfer all right, title and interest of such Seller in and to the Acquired Assets, and for the Assumed Liabilities to be effectively assumed by and transferred to such Buyer, in accordance with the terms hereof and, to the extent not inconsistent with the terms hereof, necessary for the applicable Local Transfer Agreement, including any and all bills of sale, assignment and assumption agreements and patent, trademark and copyright assignments.

“Transfer Taxes” has the meaning set forth in Section 8.7.

“Transferred Assets” has the meaning set forth in Section 2.1(a)

“Transferred Brand Business” means the assets, business, Know-How, operations and activities (including related personnel/employees) conducted as of the date hereof and at Closing of Sellers or any of their respective Affiliates in connection with: (a) the marketing, promoting, using, licensing, selling or offering for sale of the Transferred Brand Products; and (b) packaging, storing or transporting of Transferred Brand Products for any third parties.

“Transferred Brand Products” means those products listed on Schedule 1.1(e).

“Transferred Entities” means the entities listed on Schedule 1.1(f).

“Transferred Entity Benefit Plan” has the meaning set forth in Section 4.8(a).

“Transferred Group” means, individually and collectively, each of the Transferred Entities and each of their direct and indirect Subsidiaries.

“Transferred Group Assets” has the meaning set forth in Section 4.5.

“Transferred Intellectual Property” has the meaning set forth in Section 2.1(b)(vii).

“Transferred Leased Real Property” has the meaning set forth in Section 4.17(b).

“Transferred Owned Real Property” has the meaning set forth in Section 4.17(a).

“Transferred Receivables” means the AUK Intra Group Debt, APH4 Intra Group Debt, the PTC Intra Group Debt and the AGH Intra Group Debt, none of which will be deemed Current Assets for purposes of any working capital calculation.

“Transferred Shares” means all of the outstanding capital stock of the Transferred Entities.

“Transition Agreements” means the Transition Services Agreement, the Manufacturing Agreements and the Distribution Agreement.

“Transition Period” has the meaning set forth in Section 9.9(b).

“Transition Services Agreement” means the transition services agreement to be entered into at Closing in a form to be mutually agreed upon by the Parties.

“Treasury Regulations” means the regulations promulgated under the Code.

“United States” and “U.S.” mean the United States of America (including its territories and possessions).

“U.S. GAAP” means accounting principles generally accepted in the United States, consistently applied.

“U.S. Generics Business” means the assets, business, Know-How, operations and activities (including related personnel/employees) conducted as of the date hereof and at Closing of Sellers or any of their respective Affiliates in connection with the (a) researching, developing, submitting for approval, manufacturing, labeling distributing, packaging, storing, or transporting the U.S. Generics Products; and (b) marketing, promoting, using, licensing, selling or offering for sale of the U.S. Generics Products.

“U.S. Generics Products” means, collectively, any and all pharmaceutical products of Sellers or any of their respective Controlled Affiliates that as of the date hereof and at Closing are sold or intended to be sold in the United States as Generic Drugs (including branded generic pharmaceutical products and generic over the counter products, but excluding biologics or other biosimilar product), including authorized generic pharmaceutical products that have been launched or available for launch on or prior to Closing and all such products or other assets that (i) are being or have been researched, tested, developed, commercialized, manufactured, sold, promoted or distributed by Sellers or any of their respective Affiliates in the United States as of the date hereof and at Closing, including those listed on Schedule 1.1(g), or (ii) are owned by, licensed to or otherwise used pursuant to a Contract by the Sellers or any of their Affiliates or introduced into commerce by any of the Sellers or their respective Affiliates as of the date hereof and at Closing.

“UK Group Relief” means (i) group relief capable of being surrendered or claimed pursuant to Part 5 of the UK Corporation Tax Act 2010, or (ii) the notional transfer of an asset or reallocation of a gain or loss pursuant to section 171A or section 179A of the UK Taxation of Chargeable Gains Act 1992 and the notional reallocation of a gain pursuant to section 792 of the UK Corporation Tax Act 2009.

“U.S. Trade Laws” has the meaning set forth in Section 4.12(h).

“Uteron Business” means the assets, business, Know-How, operations and activities (including related personnel/employees) conducted at any time by Uteron Pharma SPRL and each of its Subsidiaries.

“VAT” means value added tax imposed in any member state of the European Union pursuant to the VAT Directive, any other sales or turnover tax of a similar nature imposed in any country that is not a member of the European Union or any tax of a similar nature which may be substituted for or levied in addition to it, together with all penalties or interest thereon.

“VAT Directive” means EC Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax and national legislation implementing that Directive or any predecessor to it or supplemental to that Directive.

1.2 Construction. Unless expressly specified otherwise, whenever used in this Agreement, the terms “Article,” “Exhibit,” “Schedule” and “Section” refer to articles, exhibits, schedules and sections of this Agreement (and, for the avoidance of doubt, do not refer to appendices, articles, sections, schedules and exhibits of any Ancillary Agreement). Whenever used in this Agreement, the terms “hereby,” “hereof,” “herein” and “hereunder” and words of similar import refer to this Agreement as a whole, including all articles, sections, schedules and exhibits hereto. Whenever used in this Agreement, the terms “include,” “includes” and “including” mean “include, without limitation,” “includes, without limitation” and “including, without limitation,” respectively. Whenever the context of this Agreement permits, the masculine, feminine or neuter gender, and the singular or plural number, are each deemed to include the others. “Days” means calendar days unless otherwise specified. Unless expressly specified otherwise, all payments to be made in accordance with or under this Agreement (or any Ancillary Agreement) shall be made in U.S. Dollars (USD$). References in this Agreement to particular sections of a Law shall be deemed to refer to such sections or provisions as they may be amended after the date of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement and in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party (or any Affiliate thereof) by virtue of the authorship of any of the provisions of this Agreement.

1.3 Control. In the event of a conflict between this Agreement and any Local Transfer Agreement, unless such Local Transfer Agreement expressly provides otherwise with reference to this Section 1.3, this Agreement shall control to the extent permitted by applicable Law, and to the extent not so permitted, the applicable Local Transfer Agreement shall control.

1.4 Performance of Obligations by Affiliates. Any obligation of a Seller under or pursuant to this Agreement may be satisfied, met or fulfilled, in whole or in part, at Seller Parent’s sole and exclusive option, either by Seller Parent directly or by any Affiliate or designee of Seller Parent that Seller Parent causes to satisfy, meet or fulfill such obligation, in whole or in part. Any obligation of Buyer Parent under or pursuant to this Agreement may be satisfied, met or fulfilled, in whole or in part, at Buyer Parent’s sole and exclusive option, either by Buyer Parent directly or by any Affiliate or designee of Buyer Parent that Buyer Parent causes to satisfy, meet or fulfill such obligation, in whole or in part. With respect to any particular action, the use of the words “Seller Parent shall,” “Seller Parent agrees to,” “Sellers shall,” a “Seller shall,” and any similar variation with respect to any action, also means “Seller Parent shall cause” the particular action to be performed, and the use of the words “Buyer Parent shall,” “Buyer Parent agrees to,” “Buyers shall,” a “Buyer shall,” and any similar variation with respect to any action, also means “Buyer Parent shall cause” the particular action to be performed, because Seller Parent and Buyer Parent each understand, agree and acknowledge that they are entering into this Agreement on behalf of themselves and certain of their respective Affiliates. Seller Parent guarantees the performance of all actions, agreements and obligations to be performed by any Subsidiaries or Affiliates of Seller Parent under the terms and conditions of this Agreement and any applicable Local Transfer Agreement, and Buyer Parent guarantees the performance of all actions, agreements and obligations to be performed by any Affiliates of Buyer Parent under the terms and conditions of this Agreement, regardless of whether or not Buyer Parent and/or Seller Parent are a party thereto. In case Seller Parent undertakes any actions, agreements and obligations that should be performed by any Subsidiaries or Affiliates of Seller Parent under the terms and conditions of this Agreement and any applicable Local Transfer Agreement, Seller Parent shall be deemed to be acting on behalf of such Subsidiaries or Affiliates. Buyer Parent shall reasonably promptly identify the applicable Buyer to be a party to each applicable Local Transfer Agreement prior to the execution of such Local Transfer Agreement and such Buyer, to the extent required under applicable Law, shall be an entity qualified to do business, or otherwise organized, in the applicable jurisdiction, at the closing of the applicable Local Transfer Agreement.

ARTICLE II

PURCHASE AND SALE

2.1 Agreement to Purchase and Sell. At the Closing, in accordance with and pursuant to the terms and conditions of this Agreement, for the consideration stated in Section 3.2(a)(ii) and Section 2.7, Sellers shall, and shall cause their respective Affiliates to, grant, sell, transfer, convey, assign and deliver to Buyers, and Buyers shall purchase and accept from Sellers or any of their respective Affiliates, all right, title, and interest of Sellers and their respective Affiliates, as of the Closing, in and to the following (collectively, the “Acquired Assets”):

(a) the Transferred Shares, free and clear of all Liens; and

(b) the Transferred Assets, free and clear of all Liens other than Permitted Liens, comprising of:

(i) all Products;

(ii) all Inventory;

(iii) the Transferred Receivables;

(iv) the Transferred Owned Real Property and the Transferred Leased Real Property;

(v) all of the rights to the fixed and other tangible personal property and equipment, including materials, prototypes, tools, supplies, vehicles, furniture, fixtures, improvements to the property and other tangible assets Related to the Business whether owned or leased by Sellers or any of their Affiliates (collectively, the “Equipment”); provided, however, that any such Equipment necessary for Seller Parent to provide any services under a Transition Agreement shall be transferred to Buyers at such time(s) set forth in the applicable Transition Agreement;

(vi) all IT Assets Related to the Business; provided that rights to such IT Assets do not affect rights to the data or information that may be contained in or be processed by or using such IT Assets;

(vii) the patents and patent applications owned by Sellers or their Controlled Affiliates which are Related to the Business including those listed on Schedule 2.1(b)(vii) according to owner on the date hereof (the “Patents”), (ii) the patents in-licensed by Sellers or their Affiliates which are Related to the Business according to licensee on the date hereof (the “Licensed Patents”), (iii) the internet domain names, trademarks and service marks, and all applications and registrations for the foregoing, owned by Sellers or their Controlled Affiliates and Related to the Business, together with all common law rights associated with the trademarks and service marks which are the subject of such registrations and applications and the goodwill associated therewith (the “Marks”), (iv) the trademarks and service marks in-licensed by Sellers or their Controlled Affiliates and Related to the Business according to licensee on the date hereof, together with all common law rights associated with the trademarks and service marks which are the subject of any and all registrations and applications and the goodwill associated therewith (the “Licensed Marks”), (v) copyrights in (A) all design history files described in Section 2.1(b)(x), (B) the Manufacturing Instructions, (C) the Technical Information and (D) all Promotional Activities, (vi) trade dress, logos, packaging design, and slogans, copyrights in both published and unpublished works, including all compilations, in each case, solely if Related to the Business or primarily related to the Products, (vii) customized databases and customized computer programs used to operate Equipment, manuals and other documentation and all copyrights and applications thereof, and all derivatives, translations, adaptations and combinations thereof, in each case, if Related to the Business or primarily related to the Acquired Assets, (viii) the Know-How, (ix) all other Intellectual Property Related to the Business or primarily related to the Acquired Assets, (x) all copies and tangible embodiments thereof of each of the foregoing (in whatever form or medium), and (xi) all rights to sue at law or in equity for all Claims or causes of actions arising out of or related to any past, present or future infringement, misappropriation or violation of any of the foregoing, including the right to receive all proceeds and damages therefrom; (xii) the Licensed Manufacturing IP (all of the foregoing in this Section 2.1(b)(vii), together with the Manufacturing Instructions and the Technical Information, the “Transferred Intellectual Property”);

(viii) subject to Section 2.5, the Business Contracts, and all rights, benefits and interests thereunder; provided, however, that (i) such Contracts which are Shared Business Contracts shall be subject to the provisions of Section 6.6 and (ii) such Business Contracts which Seller Parent requires in order to provide transition services to Buyers pursuant to a Transition Agreement shall be transferred or assigned to Buyers at such time(s) set forth in the applicable Transition Agreement;

(ix) (i) the Permits (including any applications that are in process), and (ii) the Regulatory Registrations (including any applications that are in process), supported by and including: (x) the original documents under the possession of Sellers and their Controlled Affiliates evidencing the Regulatory Registrations issued to and held by Sellers and their Controlled Affiliates by the Regulatory Authorities (or if the original is not available, copies of the portions thereof related to the Products); (y) all related Regulatory Documentation; provided, however, that if any Regulatory Documentation also covers the manufacturing, marketing or sale of other products of Sellers or their Affiliates, Sellers may elect to redact those portions of Regulatory Documentation that pertain to such other products, or deliver copies of such materials unredacted but subject to the confidentiality provisions of this Agreement; and (z) all of Sellers’ and their Controlled Affiliates’ rights of reservation in any Regulatory Registrations under any agreement pursuant to which any Regulatory Registrations are held in the name of a third party; provided, however, that in each of (i) and (ii) above, any Permit or Regulatory Registration that is necessary for Seller Parent to provide any services under a Transition Agreement shall be transferred to Buyers at such time(s) set forth in the applicable Transition Agreement. Sellers shall deliver to Buyers the originals or, if applicable, copies of the Regulatory Registrations issued to and held directly by Sellers and their Controlled Affiliates (x) as soon as possible after the Closing Date, with respect to the Regulatory Registrations issued to and held directly by Sellers that Sellers do not need to retain to perform their respective obligations under the Ancillary Agreements; and (y) at such time(s) set forth in the applicable Transition Agreement with respect to Regulatory Registrations issued to and held directly by Sellers that Sellers need to retain to perform their respective obligations under the Transition Agreements;

(x) copies of the design history files with respect to the Products; provided, however, that if any design history files also covers the design history files of other products of Sellers or any of their Controlled Affiliates, Sellers may elect to redact only those portions that pertain only to such other products and not to the Products, or deliver copies of the design history files unredacted but subject to the confidentiality provisions of this Agreement;

(xi) the Manufacturing Instructions and Technical Information, and Sellers shall deliver to Buyers copies of the Manufacturing Instructions and Technical Information as soon as practicable after the Closing Date, but in any event no later than sixty (60) days after the Closing Date;

(xii) all Books and Records, provided, however, that if any Books and Records contain any information of Sellers or any of their Affiliates not related to the Business or the employment of the Business Employees, Sellers may elect to redact those portions of such Books and Records to the extent pertaining to such other information or, in Sellers’ sole and absolute discretion, Sellers may deliver un-redacted copies of such Books and Records containing information not related to the Business or the employment of Business Employees but such information shall be subject to the confidentiality provisions of this Agreement, shall remain the property of Sellers, and Buyers shall have no rights with respect to such information;

(xiii) each human clinical trial study report, if any, conducted or sponsored by Seller or any Affiliate of Seller or submitted by Seller or any Affiliate of Seller to the FDA or similar Regulatory Authority with respect to the Products;

(xiv) product Labeling, product advertising, marketing and promotional materials, sales training materials and all other materials Related to the Business;

(xv) all Claims (including under any express or implied warranties, guarantees or indemnities), causes of action, choses in action, rights of recovery and rights of set-off of any kind (including the right to sue and recover for past infringements or misappropriations of Transferred Intellectual Property), in each case to the extent arising from the Business or related to any Acquired Asset or Assumed Liability;

(xvi) any Insurance Proceeds;

(xvii) Cash, to the extent included in the calculation of Closing Net Cash;

(xviii) all assets related to the Transferred Entity Benefit Plans (including any assets underlying any Transferred Entity Benefit Plans that are defined benefit pension plans);

(xix) all goodwill of the Business as a going concern;

(xx) the Current Assets at Closing;

(xxi) those assets listed on Schedule 2.1(b)(xxi); and

(xxii) any other asset, property or right of Sellers and their respective Controlled Affiliates Related to the Business, whether tangible or intangible, real, personal or mixed,

in each case only to the extent such items are not already transferred by way of the sale of the Transferred Shares.

2.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, Sellers shall not, nor shall Sellers cause any of their Affiliates to, sell, transfer or assign, and Buyers and Buyers’ Affiliates shall not, nor shall Buyers or Buyers’ Affiliates have any right to, purchase or otherwise acquire, any right, title or interest in any of the following assets, properties, rights or interests of Sellers or any of Sellers’ Affiliates assets, which are expressly excluded from the Acquired Assets and are not to be acquired by Buyer Parent pursuant to this Agreement (the “Excluded Assets”):

(a) any assets expressly excluded from the definition set forth in Sections 2.1(b)(i) through 2.1(b)(xxii);

(b) the Retained Business;

(c) any shares or other equity or other ownership interests in any Affiliates of Seller Parent other than the Transferred Group;

(d) rights of Sellers and Sellers’ Affiliates arising under this Agreement, the Ancillary Agreements or from the consummation of the Transactions;

(e) rights to refunds of Taxes related to the Transferred Assets for any Pre-Closing Tax Period;

(f) any wholesale supply agreement for pharmaceutical products;

(g) cash, cash equivalents, bank deposits and marketable securities on hand and in transit of the Seller Parent and its Affiliates (excluding the Transferred Group);

(h) all assets, information and Know-how relating to the research and development activities of the Transferred Group to the extent relating to the Brand R&D Assets; and

(i) any assets listed on Schedule 2.2(i).

2.3 Assumed Liabilities. Upon the Closing, in accordance with and pursuant to the terms and conditions of this Agreement and the Ancillary Agreements, Buyers shall assume only the following Liabilities and Claims of Seller Parent and its Controlled Affiliates, other than Excluded Liabilities referred to in Section 2.4(a) through (h) (the “Assumed Liabilities”):

(a) all Liabilities and Claims of the Transferred Group;

(b) all Liabilities and Claims of the Business and the Acquired Assets arising after the Closing;

(c) the Current Liabilities at Closing;

(d) all Liabilities and Claims which would not be imposed on Seller Parent, Sellers, or any of their Affiliates but for the Buyer-Requested Modifications, including any associated costs, fees, Taxes or expenses relating to the Buyer-Requested Modifications;

(e) all Liabilities for (i) Taxes with respect to the Acquired Assets for any Post-Closing Tax Period, including Property Taxes allocable to Buyer pursuant to Section 8.6, (ii) Taxes with respect to any Divestiture Action, and (ii) Buyers’ share of Transfer Taxes as described in Section 8.7;

(f) all Liabilities or Claims listed on Schedule 2.3(f); and

(g) all Liabilities and Claims to the extent related to (i) the Transferred Entity Benefit Plans (including, for the avoidance of doubt, to the extent related to Former Business Employees), (ii) to any Business Employee or (iii) to the extent solely related to the Business (as mutually agreed upon in good faith by Buyer Parent and Seller Parent) and to the extent reflected in the Financial Statements any Former Business Employee, other than Liabilities set forth in Section 2.4(f).

2.4 Excluded Liabilities. Neither Buyers nor any of their Affiliates shall assume, nor shall they be or become responsible for, any Liabilities and Claims of the Business or of Sellers or any of Sellers’ Affiliates other than the Assumed Liabilities (collectively, the “Excluded Liabilities”). Without limiting the generality of the foregoing, the following shall constitute the Excluded Liabilities notwithstanding any other provision of this Agreement:

(a) all Liabilities for (i) Taxes with respect to the Transferred Assets for any Pre-Closing Tax Period, including Property Taxes allocable to Sellers pursuant to Section 8.6, (ii) Taxes imposed on any member of the Transferred Group pursuant to Treasury Regulations

Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) by reason of the Liability of any Person other than any such member, and (iii) Sellers’ share of Transfer Taxes as described in Section 8.7;

(b) all Liabilities and Claims of the Retained Business;

(c) all Liabilities and Claims which would not be imposed on Buyer Parent, Buyers, or any of their Affiliates (including any members of the Transferred Group) but for the Pre-Closing Reorganization and any Seller-Requested Section 338 Election, including any associated costs, fees, Taxes or expenses relating to the Pre-Closing Reorganization and any Seller-Requested Section 338 Election;

(d) Liabilities and Claims of Transferred Group to the extent not Related to the Business or (ii) that arise out of, relate to or are in connection with matters arising under the securities laws or Claims brought by its securityholders or in the name of a Transferred Entity by its securityholders, in each case with respect to or to the extent relating to periods prior to the Closing;

(e) all Liabilities and Claims related to the Seller Benefit Plans or to any employees of the Sellers or their Subsidiaries other than the Business Employees or, to the extent specified in Section 2.3(f), the Former Business Employees;

(f) all Liabilities under the Transferred Entity Benefit Plans with respect to Non-Business Employees;

(g) all Liabilities and Claims that are transaction expenses arising out of this Agreement and the Transactions; and

(h) Liabilities and Claims set forth on Schedule 2.4(h).

2.5 Procedures for Assignments.

(a) Notwithstanding anything to the contrary contained herein, neither this Agreement nor any Local Transfer Agreement shall constitute an agreement to assign or transfer any Transferred Asset if an assignment or transfer thereof, without the Consent of a Person, would constitute a breach or violation thereof and such Consent is not obtained at or prior to the Closing. If the Parties are not successful in obtaining any Consent at or prior to the Closing, then the parties agree that on and after the Closing, the Sellers will use reasonable best efforts to obtain such Consent; provided, however, that in no event shall any Seller be required to pay any monies to obtain such Consent after the Closing other than filing, recordation or similar fees. The fact of a failure to obtain any such Consent shall not result in a breach of this Agreement in any manner.

(b) If the Parties are not successful in transferring or assigning any Transferred Asset, right, benefit or obligation thereunder or resulting therefrom at or prior to the Closing in accordance with Section 2.5(a), and the Closing proceeds without such transfer or assignment, then (i) following the Closing and pending the receipt of such Consent, the Parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide Buyer Parent with the benefits of Transferred Asset and any right, benefit or obligation thereunder or resulting therefrom as if the appropriate Consent had been obtained, including provision of the consideration and other economic benefits to be received by Buyer Parent in and under every Transferred Asset and right, benefit or obligation thereunder or resulting therefrom, which consideration shall be held for the benefit of, and shall be promptly delivered to, Buyer Parent; and refrain from agreeing to any amendment, supplement, waiver or other modification of any Transferred Asset, right, benefit or obligation thereunder or resulting therefrom, as applicable, without the prior written consent of Buyer Parent. To the extent that the transfer of any Transferred Asset, right, benefit or obligation thereunder requires payment of additional fees, costs or expenses to third parties, such fees, costs and expenses shall be borne by Seller Parent. Once the applicable Consent for the assignment or transfer of any such asset not assigned or transferred at the Closing is obtained, Sellers shall, or shall cause their respective relevant Controlled Affiliates to, assign and transfer such asset to Buyer Parent at no additional cost. To the extent that any such asset cannot be transferred or the full benefits of use of any such asset cannot be provided to Buyer Parent following the Closing pursuant to this Section 2.5, then Buyer Parent and Seller Parent shall enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to the Parties the economic (taking into account Tax costs and benefits) and operational equivalent, to the extent permitted, of obtaining such Consent (provided that, with respect to any such asset that is a Contract, such obligation shall continue for only so long as the applicable Contract is in effect). Seller Parent shall hold in trust for and pay to Buyer promptly upon receipt thereof, all income, proceeds and other monies received by Sellers or any of its Affiliates in connection with its use of any asset in connection with the arrangements under this Section 2.5. To the extent that Buyer Parent is provided the benefits of any Transferred Asset, right, benefit or obligation thereunder or resulting therefrom referred to herein (whether from Sellers or otherwise) as if the appropriate Consent had been obtained, Buyer Parent shall arrange to discharge and perform the liabilities and obligations of Sellers thereunder or in connection therewith, as applicable, to the same extent as if the appropriate Consent had been obtained.

2.6 Allocation of Global Purchase Price, Assumed Liabilities, Cash Consideration and Stock Consideration.

(a) The Global Purchase Price, as adjusted pursuant to Section 3.3, plus the Assumed Liabilities (to the extent treated as consideration for the Acquired Assets for applicable Tax purposes) shall be allocated among the Acquired Assets consistent with applicable law applied in the manner initially determined by Seller Parent (the “Global Purchase Price Allocation”). As soon as reasonably practicable following the Closing Date, and in any event within ninety (90) days after the purchase price adjustments described in Section 3.3 have been determined, Seller Parent shall deliver to Buyer Parent the Global Purchase Price Allocation for Buyer Parent’s review and comment. If Buyer Parent has comments to such proposed Global Purchase Price Allocation, it shall deliver written notice of such comments to Seller Parent within thirty (30) Business Days after the delivery of such proposed Global Purchase Price Allocation, setting forth in reasonable detail the basis for such comments, with such comments not to be unreasonably rejected by Seller Parent.

(b) The Cash Consideration and the Stock Consideration shall be allocated among the Acquired Assets consistent with applicable Law, applied in the manner initially determined by Seller Parent (the “Consideration Allocation”). As soon as reasonably practicable following the Closing Date, and in any event within ninety (90) days after the Closing, Seller Parent shall deliver to Buyer Parent the Consideration Allocation for Buyer Parent’s review and comment. If Buyer Parent has comments to such proposed Consideration Allocation, it shall deliver written notice of such comments to Seller Parent within fifteen (15) Business Days after the delivery of such proposed Consideration Allocation, setting forth in reasonable detail the basis for such comments, with such comments not to be unreasonably rejected by Seller Parent.

(c) Any adjustments to any amounts treated as purchase price for applicable Tax purposes after the Global Purchase Price Allocation has been determined pursuant to Section 2.6(a) and any Earn-out Payment shall be allocated among the Acquired Assets in the manner consistent with the principles set forth on the Global Purchase Price Allocation.

(d) Buyers and Sellers shall timely file all Tax Returns required to be filed (including any supplemental filings to reflect any revisions to the Global Purchase Price Allocation) and issue all necessary invoices consistent with the Global Purchase Price Allocation, as adjusted for any contingent payments made pursuant to Section 2.6. No Buyer or Seller shall take any Tax position inconsistent with such Global Purchase Price Allocation and no Buyer or Seller shall agree to any proposed adjustment to the Global Purchase Price Allocation by any Governmental Authority without first giving the other party prior written notice; provided, however, if any Governmental Authority disputes the Global Purchase Price Allocation, the party receiving notice of the dispute shall promptly notify the other party hereto, and the parties shall cooperate in good faith in responding to such dispute in order to preserve the effectiveness of the Global Purchase Price Allocation; provided, further, that nothing contained herein shall prevent any Buyer or Seller from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Global Purchase Price Allocation, and no Buyer or Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging such Global Purchase Price Allocation. Sellers and Buyers shall deliver to the other, upon reasonable request, if applicable, any draft Tax Return form reporting results from the Global Purchase Price Allocation for the other’s approval, which approval shall not be unreasonably withheld, conditioned or delayed. Each Party shall have fifteen (15) days to approve any such draft Tax Return.

2.7 Earn-Out.

(a) Earn-Out Payment. The Earn-out Payment payable by Buyer Parent to the Sellers in respect of each Earn-out Period shall be an amount equal to 50% of all Total Lenalidomide Net Sales during such Earn-out Period. For the purposes of this Section 2.7, the following definitions shall apply:

(i) “Arrow” means Arrow International Limited;

(ii) “Lenalidomide” means each of (i) “Product,” as defined in the Lenalidomide Agreement; and/or (ii) any other product sold or commercialized by the Buyer or its Affiliates pursuant to ANDA No. 201452 (and any and all amendments supplements thereto);

(iii) “Lenalidomide Agreement” means the Product Supply Agreement between Arrow International Limited and Natco Pharma Limited, dated as of November 2009;

(iv) “Natco Lenalidomide Net Sales” shall, for any Earn-out Period, be an amount equal to (i) the share of “Profit” (as calculated in accordance with the Lenalidomide Agreement); plus (ii) the share of proceeds (whether cash or fair market value of all non-cash consideration) received pursuant to any settlement to be allocated to Arrow pursuant to Clause 8.5 of the Lenalidomide Agreement minus (iii) any Litigation Costs borne by Arrow in accordance with the Lenalidomide Agreement minus (iv) any litigation expenses, including legal fees and disbursements, costs, awards, judgments, claims, settlements and decisions borne by Arrow arising out of any claim (other than claims covered by clause (iii)) arising from the marketing, promotion or sale of Lenalidomide in the Territory (as defined in the Lenalidomide Agreement);

(v) “Other Lenalidomide” means Lenalidomide, excluding “Product”, as defined in the Lenalidomide Agreement;

(vi) “Other Lenalidomide Net Sales” means (i) gross sales proceeds of Other Lenalidomide less such costs as would have been deducted from such sales as if they had been sales of “Product” under the Lenalidomide Agreement or otherwise would have been deducted pursuant to clause (iv) above (but disregarding the exclusion for claims covered by clause (iii) retained therein); plus (ii) the share of proceeds (whether cash or fair market value of all non-cash consideration) received by Buyer or its Affiliates pursuant to any other settlement received with respect to Other Lenalidomide; and

(vii) “Total Lenalidomide Net Sales” means Natco Lenalidomide Net Sales and Other Lenalidomide Net Sales, provided, that in no event shall the amount of the Earn-out Payment be less than zero. Notwithstanding the foregoing, in the event that the Earn-out Payment would be less than zero for any particular Earn-out Period, then the absolute value of such negative amount shall be deducted from future Earn-out Amounts, if any.

(b) Payment. Buyer Parent will make Earn-Out Payments to Seller Parent under this Section 2.7 on a quarterly basis beginning with the First Earn-Out Period. Earn-Out Payments due with respect to an Earn-Out Period shall be paid to the Seller Parent within sixty (60) days following the end of that Earn-Out Period. Each Earn-Out Payment will be accompanied by a report setting forth, for each month by stock-keeping unit the volume of Lenalidomide sold, the gross sales proceeds of Lenalidomide and the Lenalidomide Net Sales (broken down by category) with respect to the applicable Earn-Out Period and, in each case, to the extent the Buyer Parent or its Affiliates are permitted to give such information. Any Earn-Out Payments paid to Seller Parent shall be deemed to be an increase in the Global Purchase Price.

(c) Financial Records; Audits.

(i) The Buyer Parent will, and will procure that the Buyer Group will, keep complete and accurate financial records in sufficient detail to permit the Buyer Parent to confirm the accuracy of all Earn-Out Payments, and such records will be open (in such form as may be available or reasonably requested) to inspection for three (3) years following the end of an Earn-Out Period to which they pertain. Seller Parent will have the right, at its own expense to have an independent, certified public accountant, selected by it to perform a review of the financial records of the Buyer Parent and, to the extent the Buyer Parent or its Affiliates are permitted access under the Lenalidomide Agreement, any financial records provided pursuant to the Lenalidomide Agreement, in each case as applicable to Earn-Out Payments. The report of such accountant (the “Earn-Out Report”) will be made available to both the Buyer Parent and the Seller Parent promptly upon its completion.

(ii) If within twenty (20) Business Days after receipt of the Earn-Out Report, Seller Parent or Buyer Parent notifies the other in writing of any disagreement or difference of opinion relating to the Earn-Out Report (the “Notice of Disagreement”), the Parties shall be deemed to have accepted the Earn-Out Report which shall become final and binding on the parties.

(iii) If either Party delivers a Notice of Disagreement in relation to any Earn-out Report, the Seller Parent and Buyer Parent shall negotiate in good faith to seek to reach agreement on the items and amounts identified in such Notice of Disagreement, and, if agreement in writing is reached between Seller Parent and Buyer Parent on all such items and amounts, then any relevant Earn-out Payments shall be adjusted in accordance with such agreement. If Buyer and Seller Parent do not reach agreement as to the disagreement or difference of opinion set out in a Notice of Disagreement, in each case within twenty (20) Business Days of the delivery of any Notice of Disagreement, either Buyer Parent or Seller Parent may, by notice to the other, require that the issues identified in the Notice of Disagreement be referred to the Reporting Accountants.

(iv) Where a dispute is referred to the Reporting Accountants under Section 2.7(c)(iii), the Reporting Accountants shall be engaged by the Seller Parent and Buyer Parent:

A. on the terms set out in this Section 2.7;

B. to make a final determination within twenty (20) Business Days of the date on which the foregoing disputed matters are submitted to it and for this purpose shall submit a written report to the parties;

C. to give Buyer Parent and Seller Parent reasonable opportunity to make written representations and require that each of them supply the other with a copy of any written representations at the same time as they are made;

D. to permit each of Buyer Parent and Seller Parent to be present while oral submissions (if any) are being made by the other;

E. to act as experts (and not as arbitrators) in making their determination and their determination of any matter falling within their jurisdiction shall be final and binding on each of Buyer Parent and Seller Parent save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be resubmitted to the Reporting Accountants by either party for correction as soon as reasonably practicable);

F. not be entitled to determine the scope of their own jurisdiction;

G. direct how their charges and expenses (including VAT) shall be borne as they shall direct at the time they make any determination; and

H. otherwise on such terms as shall be agreed between Seller Parent, Buyer Parent and the Reporting Accountants.

Notwithstanding the foregoing, any determination with respect to the calculation of “Profits” or “Litigation Costs” under the Lenalidomide Agreement shall be binding on Buyer Parent and Seller Parent for purposes of this Agreement, provided that any amendment or waiver of the operative provisions thereof and any agreement by Arrow, Buyer Parent or any Affiliate of Buyer with respect to the calculation of “Profits” or “Litigation Costs” pursuant to the Lenalidomide Agreement shall only be binding on Seller Parent if it has consented thereto.

(d) Covenants.

(i) Buyer Parent undertakes to Seller Parent to procure that during the Earn-out Periods the Buyer Group shall use their commercially reasonable efforts consistent with generic pharmaceutical industry practices to maximize the amount of sales of Lenalidomide.

(ii) Buyer Parent undertakes to Seller Parent not to, and to procure that no member of the Buyer Group shall, following Closing and during the Earn-out Periods: (a) agree to any termination of, amendment of, waiver of any provision of or right under; or (b) take any actions which could reasonably be expected to give rise to a right of Natco Pharma Limited to terminate, the Lenalidomide Agreement, in each case, without the prior written consent of the Seller Parent.

(iii) Buyer Parent undertakes to Seller Parent to, and to procure each member of the Buyer Group shall, following Closing and during the Earn-out Periods, comply in all material respects with the provisions of the Lenalidomide Agreement and shall exercise any right to extend the term of the Lenalidomide which any member of the Buyer Group may have.

(iv) In the event that Buyer Parent or any of its Subsidiaries disposes of its rights (whether by way of sale, transfer, license or other disposition) with respect to Lenalidomide (including by disposing the business of selling Lenalidomide or any material part thereof), Buyer Parent shall pay to Seller Parent an amount equal to 50% of the amount received by Buyer Parent or any of its Subsidiaries from the disposition of such rights, less any expenses incurred in connection with such transaction. To the extent that the amounts received in the transaction include non-cash consideration, Buyer Parent and Seller Parent shall negotiate in good faith to agree on the fair value of such non-cash consideration. To the extent that the amounts received in the transaction include an earnout or other contingent consideration, Buyer Parent shall pay to Seller Parent an amount equal to 50% of all such amounts, if and when received.

2.8 Withholding. Buyers, Sellers and any of their respective Affiliates shall be entitled to deduct and withhold, or cause to be deducted and withheld, from amounts otherwise payable pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such amounts under the Code, or any applicable provisions of state, local or non-U.S. Tax Law. Each Party shall provide commercially reasonable notice to the other Party upon becoming aware of any such withholding obligation and shall cooperate with such other Party to the extent reasonable to obtain reduction of or relief from such withholding or deduction. Except as required by Law, neither Buyers nor any of their respective Affiliates (including any of the members of the Transferred Group) shall take, or cause to be taken, any action with respect to any Earn-out Payment that would result in any additional withholding or deduction (other than resulting from a change in Law in the jurisdiction from which the Earn-out Payment is made immediately after the Closing Date) from such Earn-out Payment (any such amounts withheld or deducted, an “Incremental Withholding”), which would not have resulted absent a Buyer or any of its respective Affiliates (including any of the members of the Transferred Group) taking, or causing to be taken, such action. In the case of any Incremental Withholding resulting from such action, Buyers shall increase the Earn-out Payment otherwise payable pursuant to this Agreement as necessary so that after such Incremental Withholding has been made (including such withholdings and deductions applicable to additional sums under this Section 2.8) the recipient receives an amount equal to the Earn-out Payment it would have received had no such Incremental Withholding been made. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

CLOSING

3.1 Closing. The closing of the Transactions (the “Closing”) shall take place in accordance with and pursuant to the terms and conditions of this Agreement and the Local Transfer Agreements at the offices of Latham & Watkins LLP, 53rd at Third, 885 Third Avenue, New York, New York 10022-4834 no later than ten (10) Business Days following the satisfaction or waiver of all of the conditions set forth in Article X (other than conditions with respect to actions to be taken at the Closing itself) or at such other time, date or place as Seller Parent and Buyer Parent may mutually agree in writing (the “Closing Date”); provided, however, that Buyer Parent shall not be obligated to effect the Closing prior to the third Business Day following the final day of the Marketing Period or such earlier date as Buyer Parent shall request on two (2) Business Days’ prior written notice to Seller Parent (but subject in each case to the satisfaction or waiver of all of the conditions set forth in Article X (other than conditions with respect to conditions to be satisfied at the Closing itself, but subject to such conditions)); provided, further, that the closing of the transactions pursuant to any Local Transfer Agreement shall occur contemporaneously with the Closing of this Agreement unless otherwise agreed in writing by the Parties and shall be deemed to occur on the same calendar day as the Closing Date in the United States. The Closing of the transactions in the United States and pursuant to those jurisdictions in which the applicable Local Transfer Agreement closes contemporaneously herewith, shall be deemed to occur at 12:01 a.m., local time, in each applicable jurisdiction unless a different time is provided for in the applicable Local Transfer Agreement. The Local Transfer Agreements that do not close contemporaneously with the Closing shall close at such dates and times as agreed to by the Parties.

3.2 Transactions at Closing.

(a) At the Closing, subject to the terms and conditions hereof:

(i) Sellers’ Actions and Deliveries. In accordance with and pursuant to the terms and conditions of this Agreement and each Local Transfer Agreement, Seller Parent shall: (i) deliver to Buyer Parent share certificates representing the Transferred Shares free and clear of all Liens which certificates shall be duly endorsed in blank or accompanied by duly executed stock powers, or, in those jurisdictions where applicable, notarized deeds of transfer reasonably acceptable to Buyer Parent; (ii) execute and deliver to Buyer Parent (or to such Affiliates of Buyer Parent as instructed by Buyer Parent in writing prior to the Closing Date) such bills of sale, endorsements, assignments and other documents as may (in the reasonable judgment of Buyer Parent or its counsel) be necessary or appropriate to transfer and convey, or cause to be transferred and conveyed, to Buyer Parent (or to such Affiliates of Buyer Parent as instructed by Buyer Parent in writing prior to the Closing Date) all of the Transferred Assets free and clear of all Liens, (iii) execute and deliver, or cause to be executed and delivered, to Buyer Parent (or to such Affiliates of Buyer Parent as instructed in writing by Buyer Parent prior to the Closing Date) the Ancillary Agreements that call for a Seller’s signature, and (iv) deliver to Buyer Parent a properly executed affidavit prepared in accordance with Treasury Regulations Section 1.1445-2(b) certifying each applicable Seller’s non-foreign status for U.S. federal income Tax purposes.

(ii) Buyers’ Actions and Deliveries. In consideration for the transfer of the Acquired Assets, and in accordance with and pursuant to the terms and conditions of each [Local Transfer Agreement], Buyer Parent shall (i) pay, or cause to be paid, the Cash Consideration, as adjusted by the Estimated Cash Consideration Adjustment Amount, to Seller Parent by a wire transfer of immediately available funds in accordance with written instructions provided by Seller Parent at least five (5) Business Days prior to the Closing Date, (ii) issue to Seller Parent (or its designee) the Stock Consideration and (iii) execute and deliver, or cause to be executed and delivered, to Seller Parent (and/or to such Affiliates of Seller Parent as instructed by Seller Parent in writing to Buyer Parent prior to the Closing Date) the Ancillary Agreements that call for a Buyer’s signature and (iv) deliver a general release and discharge from the Buyer Group, executed and delivered to Seller Parent, in agreed form, releasing and discharging, to the extent the applicable member of the Transferred Group would be permitted to do so under applicable Law, each past and present director or officer of each member of the Transferred Group and their Subsidiaries from any and all Liability to the Buyer Group in connection with or arising out of any act or omission of any such director or officer acting in his or her capacity as such, at or prior to the Closing; provided that there shall be no release or discharge for criminal acts.

3.3 Purchase Price Adjustments.

(a) No later than five (5) Business Days prior to the Closing Date, Seller Parent shall deliver to Buyer Parent (i) the Estimated Closing Date Net Working Capital Statement, which shall set forth an estimate of the Current Assets and the Current Liabilities, and (ii) a statement (the “Estimated Closing Date Net Cash Statement”) which shall set forth an estimate of the Net Cash (the “Estimated Net Cash” and together with the Estimated Closing Date Net Working Capital Statement, the “Estimated Statements”), in each case as of the Closing. The Estimated Statements shall be prepared in accordance with the Accounting Principles and as otherwise expressly contemplated by this Agreement. Upon completion of the Estimated Statements, Seller Parent shall derive: (i) the estimated Closing Date Working Capital; (ii)the estimated Closing Net Cash; (iii) the Estimated Closing Date Working Capital Shortfall; and (iv) the Estimated Closing Date Working Capital Excess, if any. The amount of cash to be paid at the Closing (the “Estimated Cash Consideration Adjustment Amount”) shall be equal to the Cash Consideration minus (A) the Estimated Closing Date Working Capital Shortfall, if any, plus (B) the Estimated Closing Date Working Capital Excess, if any, and plus (C) the Estimated Net Cash.

(b) Within 90 calendar days after the Closing, Buyer Parent shall prepare and deliver to Seller Parent the Closing Date Net Working Capital Statement, which shall set forth the Current Assets and the Current Liabilities as of Closing, and a statement of Closing Net Cash (the “Closing Date Net Cash” and together with the Closing Date Net Working Capital Statement, the “Closing Statements”), in each case as of the Closing. The Closing Statements shall be prepared in accordance with the Accounting Principles. Upon completion of the Closing Statements, Buyer Parent shall derive the Closing Date Working Capital and the Closing Net Cash and provide such calculations to Seller Parent.

(c) Seller Parent shall complete its review of the Closing Statements within 60 days after delivery thereof by Buyer Parent and shall notify Buyer Parent in writing of its acceptance or dispute of any amounts reflected on the Closing Statements prior to the end of such period (such notice, the “Seller’s Objection”). The Seller’s Objection shall specify, with a reasonably detailed explanation, those items or amounts as to which Seller Parent disagrees (and shall include Seller Parent’s proposed changes to the Closing Statements, Closing Date Net Working Capital and Closing Net Cash). Seller Parent shall be deemed to have agreed with all items and amounts included in the Closing Statements that Seller Parent does not dispute. If no Seller’s Objection is timely received, the Closing Statements shall be deemed final.

(d) If a Seller’s Objection is delivered, Buyer Parent and Seller Parent shall negotiate in good faith to reconcile their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Parties. If Buyer Parent and Seller Parent are unable to reach a resolution to such effect within thirty (30) calendar days after Buyer Parent’s receipt of the Seller’s Objection, Buyer Parent and Seller Parent shall submit the amounts remaining in dispute for resolution to the Reporting Accountants. The Reporting Accountants shall be directed to, within thirty (30) calendar days after submission of the dispute, determine and report to the parties upon such remaining disputed amounts with respect to the Closing Statements, and such report shall be final, binding and conclusive on the Parties hereto and shall constitute an arbitral award upon which a judgment may be entered in any court having jurisdiction thereof. The Reporting Accountants shall address only those items in dispute. Buyer Parent shall bear and pay a percentage of the fees and disbursements of the Reporting Accountants that is equal to the percentage of the total amount of changes proposed to the Closing Statements by Seller Parent that are successful, and Seller Parent shall bear and pay a percentage of the fees and disbursements of the Reporting Accountants that is equal to the percentage of the total amount of changes proposed to the Closing Statements by Seller Parent that are not successful, in each case as determined by the Reporting Accountants. The Parties, on behalf of themselves and their Controlled Affiliates, agree that the procedure set forth in this Section 3.3 for resolving disputes with respect to adjustments of the Global Purchase Price under this Section 3.3 shall be the sole and exclusive method for resolving any such disputes; provided, however, that this provision shall not prohibit either Party from instituting litigation to enforce any ruling of the Reporting Accountants; provided, further, that the foregoing shall not impair the right to make indemnity claims hereunder.

(e) Seller Parent shall provide to Buyer Parent and its accountants reasonable access to the books and records related to the Business and the Transferred Entities for the period prior to the Closing and to any other information, including work papers of its accountants (to the extent permitted by such accountants), and to any employees during regular business hours and on reasonable advance notice, to the extent necessary for Buyer Parent to prepare the Closing Statements. Seller Parent and its accountants shall have reasonable access to relevant information used by Buyer Parent in preparing the Closing Statements, including the work papers of its accountants (to the extent permitted by such accountants).

(f) The “Final Cash Consideration Amount” shall be equal to the Cash Consideration minus (A) the Closing Date Working Capital Shortfall, if any, plus (B) the Closing Date Working Capital Excess, if any, as the case may be, plus the Closing Net Cash.

(g) The “Adjustment Amount” shall be equal to the Final Cash Consideration Amount minus the Estimated Cash Consideration Adjustment Amount. If the Adjustment Amount is positive, cash in the amount of such difference shall be payable by Buyer Parent to Seller Parent and if the Adjustment Amount is negative, cash in an amount equal to the absolute value of such difference shall be payable by Seller Parent to Buyer Parent.

(h) Any amounts due pursuant to Section 3.3(g) shall be paid promptly by the relevant party (and in any event within five Business Days) after the final determination thereof in cash, plus interest from the Closing Date to, but not including, the date of payment at LIBOR calculated on a 365-day basis, in U.S. Dollars by wire transfer of immediately available funds to an account designated by Seller Parent or Buyer Parent (as applicable).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as disclosed in the Seller Parent SEC Documents and forms, documents and reports of Seller Parent, in each case publicly filed or furnished with the SEC since December 31, 2014 and prior to the date of this Agreement (including exhibits and other information incorporated by reference therein provided that such exhibits and other information incorporated by reference therein is publicly available) to the extent the relevance of such disclosure is reasonably apparent (but excluding any disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive, general, cautionary or forward-looking in nature) or in the applicable section of the disclosure letter delivered by Seller Parent to Buyer Parent immediately prior to the execution of this Agreement (the “Sellers Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Sellers Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), Sellers represent and warrant to Buyer Parent as set forth below.

4.1 Qualification, Organization, Subsidiaries, etc.

(a) Each Seller and each member of the Transferred Group is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. Seller Parent has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Certificate of Incorporation of Seller Parent as amended to the date hereof (the “Seller Parent Certificate of Incorporation”). The Seller Parent Certificate of Incorporation is in full force and effect and Seller Parent is not in violation of the Seller Parent Certificate of Incorporation.

(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Transferred Entity have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by Sellers free and clear of all Liens.

4.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Seller Parent has all necessary corporate power and authority to execute, deliver, perform its obligations under and consummate the transactions contemplated by this Agreement and the Ancillary Agreements, to the extent it will be a party thereto. The consummation of the transactions contemplated hereby and thereby and the execution and delivery of this Agreement and the Ancillary Agreements, to the extent it will be a party thereto, and the performance of all of its obligations hereunder and thereunder have been duly authorized by Seller Parent. The execution, delivery and performance by Seller Parent of this Agreement and the Ancillary Agreements, to the extent it will be a party thereto, are not prohibited or limited by, and shall not result in a breach of or a default under, any provision of the Organizational Documents of Seller Parent, or a material breach or a material default under any material Contract binding on Seller Parent, or of any applicable Order, and shall not result in any Lien (other than as may arise as a result of an action taken, or contract entered into, by Buyers or their Affiliates or other than Permitted Liens) on any of the Acquired Assets. This Agreement has been duly executed and delivered by Seller Parent, and the Ancillary Agreements will, at the Closing, be duly executed and delivered by Sellers to the extent Sellers are party thereto, and, assuming due and valid authorization, execution and delivery by each other Party thereto (other than any other Seller), this Agreement constitutes, and when executed and delivered by Seller Parent, to the extent Sellers are party thereto, the Ancillary Agreements will constitute, legal, valid and binding obligations of Sellers, as applicable enforceable against Sellers in accordance with their respective terms, except that the enforcement hereof or thereof may be limited by (x) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (y) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Seller Parent has all necessary corporate power and authority to cause each Seller that is a party to any Ancillary Agreement to perform such Seller’s obligations thereunder and to consummate the Transactions, including the transactions contemplated by the applicable Ancillary Agreement.

(b) Each Seller, as applicable, has all necessary corporate power and authority to execute, deliver and perform its obligations under and consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party. The execution and delivery of such agreement(s) and the performance of all of its obligations thereunder and the consummation of the transactions contemplated thereunder have been duly authorized by each such Seller. The execution, delivery and performance by each Seller of this Agreement and the Ancillary Agreement(s) to which it is a party are not prohibited or limited by, and shall not result in a breach of or a default under, any provision of the Organizational Documents of any Seller that is a Significant Subsidiary, or a material breach or a material default under any material Contract binding on such Seller, or of any applicable Order, and shall not result in any Lien (other than as may arise as a result of an action taken, or contract entered into, by Buyers or their Affiliates or other than Permitted Liens) on any of the Acquired Assets or any Transferred Group Assets. The Ancillary Agreements, upon their delivery at or prior to Closing, will have been duly executed and delivered by each Seller that is a party thereto and constitute the legal, valid and binding obligation of each Seller that is a party thereto (other than any other Seller), enforceable against each such Seller in accordance with their respective terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, moratorium, reorganization or other Laws of general application relating to or affecting creditors’ rights generally. Except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, or materially delay or impair the Transactions, none of the execution, delivery or performance of this Agreement and the Ancillary Agreements by Seller Parent will: (a) result in a material modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a material default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration of any material obligation or loss of any material benefit) under, any of the terms, conditions or provisions of any Business Contract; (b) violate in any material respect any Permit, Regulatory Registration, Order or Law applicable to the Business or the Acquired Assets or give any Governmental Authority or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which any Seller or any of the Acquired Assets, is subject; or (c) result in the imposition or creation of any Liens upon or with respect to any Acquired Assets or any Transferred Group.

4.3 Reports and Financial Information.

(a) Set forth on Schedule 4.3 is the unaudited Performance Financial Statement of the Business and associated support activities for the year ended December 31, 2014. The Performance Financial Statement (i) has been prepared on a performance basis consistent with Seller Parent’s accounting policies, which accounting policies are in accordance with U.S. GAAP, and Seller Parent’s internal management reporting policies and procedures; (ii) has been prepared from the Books and Records; and (iii) presents fairly in all material respects the results of operations of the Business and associated support activities for the period presented.

(b) Seller Parent maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are made in accordance with management’s authorization, (ii) that transactions are recorded as necessary to permit the preparation of Seller Parent’s consolidated financial statements in conformity with U.S. GAAP and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Seller Parent’s properties or assets.

(c) Seller Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that information required to be disclosed by Seller Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Seller Parent’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Seller Parent required under the Exchange Act with respect to such reports.

4.4 Compliance with Law; Permits.

Sellers are, and since January 1, 2014 have been in compliance with and are not in default under or in violation of any Laws, applicable to the Acquired Assets or the Business, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(a) Notwithstanding anything contained in this Section 4.4, no representation or warranty shall be deemed to be made in this Section 4.4 in respect of the matters referenced in Section 4.14, or in respect of environmental, Tax, employee benefits or labor Law matters.

4.5 Title to Assets. Sellers and their Subsidiaries collectively own or have a valid leasehold interest in, are in possession of, and have good, valid and, to the extent such concept is recognized in the jurisdiction where the Transferred Assets and the assets of the Transferred Entities (the “Transferred Group Assets”) are located, marketable title to all of the Transferred Assets and the Transferred Group Assets except as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. Upon execution and delivery by Sellers of this Agreement and the Ancillary Agreements and upon Closing, Buyers will become at Closing the true and lawful owner of, and will receive good title to, the Transferred Assets material to the Business, free and clear of all Liens, other than Permitted Liens. All of the Transferred Group Assets are free and clear of all Liens, other than Permitted Liens or except as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

4.6 Transferred Entities.

(a) Seller Parent or one of its Subsidiaries beneficially owns one hundred percent (100%) of the outstanding Equity Participations of each Transferred Entity. All of the Transferred Shares are validly issued, fully paid and nonassessable and free and clear of any and all Liens. Upon transfer of the Transferred Shares to Buyer Parent at the Closing, Buyer Parent shall own all outstanding Equity Participations of each Transferred Entity.

(b) Each Seller has the full right to sell, convey, transfer, assign and deliver the Transferred Shares owned by it to the applicable Buyer and, upon the Closing, such Buyer will have good and valid title to all such Transferred Shares, free and clear of all Liens (other than as may result from the action of the Buyers). Other than the Transferred Shares, there are (i) no Equity Participations in any Transferred Entity issued or outstanding, (ii) no Contracts with respect to the issuance, sale or transfer of Equity Participations by any Transferred Entity, (iii) no Contracts with respect to the voting of any capital stock of any Transferred Entity, (iv) no preemptive rights, rights of participation, rights of maintenance or any similar rights with respect to Equity Participations in any Transferred Entity and (v) no Contracts with respect to the voting or registration of, or restricting any Person from, purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Equity Participations in any Transferred Entity.

(c) Schedule 4.6(c) sets forth a complete and accurate list of the Persons in the Transferred Group (other than any new Persons which may be incorporated or formed to the extent necessary for the Pre-Closing Reorganization and which may form part of the Transferred Group upon Closing).

4.7 Environmental Matters and Regulations. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect: (i) Sellers and their respective Subsidiaries, in respect of the Business and Acquired Assets are now and have been since January 1, 2013 in compliance with all, and have not violated any, applicable Environmental Laws; (ii) no Transferred Owned Real Property, Transferred Leased Real Property or third party site occupied by the Transferred Group (including soils, groundwater, surface water, buildings or other structures), is contaminated with any Hazardous Materials in a manner that is or is reasonably likely to be required to be remediated or removed, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Liability; (iii) Sellers have all of the Environmental Permits necessary for the conduct and operation of the Business as now being conducted, and all such Environmental Permits are in good standing; (iv) since January 1, 2013, neither Seller Parent nor any of its Subsidiaries has received any written notice, demand letter, claim, Proceeding or request for information alleging that Seller Parent or any of its Subsidiaries, in respect of the Business and the Acquired Assets, may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any removal, remedial or response actions; and (v) Sellers and their respective Subsidiaries, with respect to the Business and the Acquired Assets, are not subject to any order, decree, injunction or agreement with any Governmental Authority, or any indemnity or other agreement with any third party, imposing liability or obligations relating to any Environmental Law or any Hazardous Materials.

4.8 Employee Benefits.

(a) No later than forty five (45) days after the date of this Agreement, Sellers shall deliver to Buyer Parent Schedule 4.8(a)(1) which shall set forth a list of each material Seller Benefit Plan and Schedule 4.8(a)(2) which shall set forth a list of each material Transferred Entity Benefit Plan and separately identify each material Transferred Entity Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Transferred Entity Benefit Plan”). For purposes of this Agreement, (1) “Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation (whether or not written), including, but not limited to, each ERISA Plan, whether or not subject to ERISA, and each bonus, phantom equity, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, consulting, change-in-control, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, (2) “Seller Benefit Plan” means a Benefit Plan that is sponsored or maintained by Seller Parent or any of its Subsidiaries (other than the Transferred Group), in which any Business Employees participate, and (3) “Transferred Entity Benefit Plan” means a Benefit Plan sponsored or maintained by a Transferred Entity or Subsidiary of a Transferred Entity for the benefit of current or former Business Employees (or any dependent or beneficiary thereof). With respect to each material Transferred Entity Benefit Plan and Seller Benefit Plan, no later than forty-five (45) days following the date of this Agreement, Sellers shall cause to be made available to Buyer Parent correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, all plan documents, summaries of material modifications, and amendments related to such plans.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect, (1) each of the Seller Benefit Plans and the Transferred Entity Benefit Plans has been established, operated and administered in compliance in accordance with its terms and all applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder, (2) all contributions or other amounts payable with respect to each Seller Benefit Plan and Transferred Entity Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with U.S. GAAP and (3) there are no pending or, to the Seller Parent’s Knowledge, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Authority by, on behalf of or against any Seller Benefit Plan or Transferred Entity Benefit Plan or, in each case, any trust related thereto.

(c) Except as would not reasonably be expected to have a Seller Material Adverse Effect, each Transferred Entity Benefit Plan that is an ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the Seller Parent’s Knowledge, nothing has occurred that would reasonably be expected to adversely affect the qualification or tax exemption of any such Transferred Entity Benefit Plan. Except as would not reasonably be expected to have a Seller Material Adverse Effect, with respect to any Transferred Entity Benefit Plan that is an ERISA Plan, neither the Sellers nor any of their respective Subsidiaries has engaged in a transaction in connection with which the Sellers nor any of their respective Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(d) Neither the Sellers nor any of their Subsidiaries (including the Transferred Group) has or is expected to incur any liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate that would, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect, with respect to any Transferred Entity Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (1) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (2) as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then current value of assets of such Transferred Entity Benefit Plan or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the financial statements of the Sellers or the applicable Subsidiary previously provided to Buyer Parent, (3) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation) under Title IV of ERISA has been, or is expected to be, incurred by the Sellers or any of their Subsidiaries (including the Transferred Group), (4) the Pension Benefit Guaranty Corporation has not instituted Proceedings to terminate any such Transferred Entity Benefit Plan and (5) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred. For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with any Seller or Subsidiary of a Seller as a “single employer” within the meaning of Section 414 of the Code.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect, each Seller Benefit Plan and Transferred Entity Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all respects in compliance with, Section 409A of the Code and the guidance issued by the Internal Revenue Service provided thereunder.

(f) Neither the Sellers nor any ERISA Affiliate have maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any material obligation or material liability (including any contingent liability) under, any “multiemployer plans” (within the meaning of Section 3(37) of ERISA) in the last six (6) years.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect, all Non-U.S. Transferred Entity Benefit Plans comply with applicable local Law, all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and there is no pending or threatened material litigation relating to any Non-U.S. Transferred Entity Benefit Plan.

(h) Except as set forth on Schedule 4.8(h), neither the Sellers nor any of their respective Subsidiaries has any obligation to provide to a current or former Business Employee, and no Transferred Entity Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(i) Except as set forth on Schedule 4.8(i) (provided prior to or on the date of this Agreement with respect to the top 30 highest paid Business Employees and no later than forty-five (45) days after the date of this Agreement with respect to any other person), neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former Business Employee under any Seller Benefit Plan or Transferred Entity Benefit Plan, or to any other person under any Transferred Entity Benefit Plan, (ii) increase any benefits otherwise payable to any Business Employee under any Seller Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits.

4.9 Absence of Certain Changes or Events.

(a) From December 31, 2014 through the date of this Agreement, there has not occurred any event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(b) From December 31, 2014 through the date of this Agreement, (i) the Business has been conducted in the ordinary course and (ii) Seller Parent and its Subsidiaries have not taken any action that would constitute a breach of Section 6.1(b) had such action been taken after the execution of this Agreement.

4.10 Business Contracts.

(a) Except as filed as exhibits to any documents filed by Seller Parent with the SEC prior to the date hereof and as set forth on Schedule 4.10(a) (other than Contracts described in Section 4.10(a)(ii)), none of the Business Contracts:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) contains any non-compete or exclusivity provisions with respect to the Business or the Transferred Group, or upon consummation of the Transactions, Buyers or their Subsidiaries, in each case, which materially restricts the conduct of the Business or use of the Acquired Assets or Transferred Group Assets in the aggregate;

(iii) relates to a partnership, joint venture or similar arrangement, unless, in each case, immaterial to the Business;

(iv) is a Contract (other than a Contract with respect to API) for sale of goods or services that involved the payment of more than $50,000,000 in 2014 or which Seller Parent reasonably anticipates will involve the payment of more than $50,000,000 in 2015 under each such Contract;

(v) is a Contract (other than a Contract with respect to API) for (A) the purchase of services, materials, supplies or equipment or (B) any royalty, profit sharing or contingent payment right, which, in each case, involved the payment of more than $50,000,000 in 2014 or Seller Parent reasonably anticipates will involve the payment of more than $50,000,000 in 2015 and has a remaining term in excess of twelve (12) months, excluding, in each case such Contracts that are terminable on less than 90 days’ notice by Seller Parent or its Affiliates without penalty or other material impact;

(vi) relates to any lease of real property which has an unexpired term of greater than 12 months and requires future annual payments in excess of $1,000,000 or is a lease of any machinery, equipment, vehicle or other tangible personal property (other than in respect of office equipment or equipment used in the research and development of products) which, in each case, require future annual payments in excess of $5,000,000;

(vii) is a Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $100,000,000; or

(viii) is for any Indebtedness that may be directly or indirectly transferred to Buyer in connection with the Transactions.

(b) Each Contract of the type described above in Section 4.10(a) and each IP Contract is referred to herein as a “Seller Material Contract.” Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, or as set forth on Schedule 4.10(b):

(i) each Seller Material Contract is valid and binding on the applicable Seller, to the extent it is a party thereto, and, to Seller Parent’s Knowledge, each other party thereto, as applicable;

(ii) no Seller is in, or alleged to be in, breach or default under any of the Seller Material Contracts, and to Seller Parent’s Knowledge, no other party to any of the Seller Material Contracts has breached or defaulted thereunder; and

(iii) since January 1, 2015, no Seller has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Seller Material Contract.

(c) No Seller is currently renegotiating any material term of any Seller Material Contract or paying liquidated damages in lieu of performance thereunder.

(d) Seller Parent has prior to the date of this Agreement delivered to, or made available to, Buyer Parent or its Representatives, true and complete copies of each Seller Material Contract, other than Contracts described in Section 4.10(a)(ii).

4.11 Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to Seller Parent’s Knowledge, threatened) by any Governmental Authority with respect to the Acquired Assets or the Business, and (b) other than ANDA litigation in the Ordinary Course of the Business, there are no Claims pending (or, to Seller Parent’s Knowledge, threatened) against Sellers or any of their respective Controlled Affiliates with respect to the Acquired Assets or the Business, and there are no Orders which, in the case of clause (a) or (b), (i) would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect or (ii) would have a reasonable possibility of resulting in (A) monetary liability of the Business in excess of $50,000,000, individually or in the aggregate, with any related claims, (B) material non-monetary relief against the Business or (C) a criminal violation or criminal liability by the Business.

4.12 Regulatory Matters.

(a) Except as set forth in Schedule 4.12(a) or as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, Sellers and their respective Subsidiaries hold and are operating in material compliance with all Permits, including the Regulatory Registrations, that are necessary for the conduct of the Business now being conducted by Sellers and their respective Subsidiaries and all Regulatory Registrations. There are no Proceedings pending or, to Seller Parent’s Knowledge, threatened which would reasonably be expected to result in the material limitation, material adverse modification, revocation, cancellation or suspension of any material Permits or Regulatory Registration. Notwithstanding anything contained in this Section 4.12, no representation or warranty shall be deemed to be made in this Section 4.12 in respect of Environmental Permits which are addressed in Section 4.7.

(b) Except for those matters which, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse

Effect, the Sellers and their respective Subsidiaries are conducting and have conducted the Business in compliance, in all material respects, with all material Laws, including all Laws applicable to the nonclinical and clinical testing, manufacturing, ownership, operation, storage, import, export, distribution, marketing, pricing, sale, promotion, warehousing, packaging, Labeling, handling and/or testing of the Products, which include the federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., the federal Anti-Kickback Law, 42 U.S.C. § 1320a-7b, the federal False Claims Act, 31 U.S.C. § 3279, et seq., the federal Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a, the Health Insurance Portability and Accountability Act of 1996, (42 U.S.C. §§ 1320d et seq., as amended by the Health Information Technology for Economic and Clinical Health Act, 42 U.S.C. §§ 17921 et seq. HIPAA false statement provisions, 18 U.S.C. § 1035, and the HIPAA health care fraud provisions, 18 U.S.C. § 1347, Medicare, Title XVIII of the Social Security Act, Medicaid, Title XIX of the Social Security Act, EEA Member States laws implementing EU Directive 2001/83/EC on the Community code relating to medicinal products for human use, as last amended, or EU Regulation 726/2004 laying down Community procedures for the authorization and supervision of medicinal products for human and veterinary use and establishing a European Medicines Agency, and the FDA’s current Good Manufacturing Practice (cGMP) regulations as set forth in 21 C.F.R. Parts 210 and 211 (all such applicable Laws, collectively, the “Health Care Laws”). Except as set forth in Schedule 4.12(b), within the [three (3)] years preceding the date hereof, Sellers and their respective Subsidiaries have not received any written notice, including any warning letter, notice of adverse finding, or notice of deficiency, or similar communication from the FDA or any other Governmental Authority, (i) contesting the Regulatory Registrations for the Labeling and promotion of any of the Products, (ii) alleging that any of the Products or the ownership, manufacturing, operation, storage, import, export, distribution, marketing, pricing, sale, promotion, warehousing, packaging, Labeling, handling and/or testing thereof is in violation of any applicable Health Care Law, Regulatory Registration or Permit, (iii) otherwise alleging any violation of any Health Care Laws by any Seller or any of their respective Subsidiaries with respect to the Business and/or Products, or (iv) alleging that any such violation, if any, has not been remedied; except, in each case, to the extent that such violation has been remedied or that such violation has not been, and would not be, either individually or in the aggregate, material to Sellers and their respective Subsidiaries. No Seller or Subsidiary of any Seller is subject to any enforcement, regulatory or administrative Proceedings by the FDA or other Governmental Authority alleging that any operation or activity of Sellers and their respective Subsidiaries relating to the Business and/or Products is in material violation of any Health Care Law, and, to Seller Parent’s Knowledge, no such Proceedings have been threatened. To Seller Parent’s Knowledge, no act, omission, event or circumstance has occurred that would reasonably be expected to give rise to, or lead to, any such a Proceeding or a material Liability relating to the Business and/or Products.

(c) All material documents, reports and notices required to be maintained or filed with any Governmental Authority by Sellers and their respective Subsidiaries with respect to the Business or any Product have been so maintained or filed on a timely basis, and were complete and accurate in all material respects as of the date of filing, or were subsequently updated, changed, corrected, or modified prior to the date of this Agreement. To Seller Parent’s Knowledge, no such filing with any Governmental Authority contains any materially false, misleading or otherwise inaccurate statements or information, whether express or due to omission of material information, as of the date of filing. To Seller Parent’s Knowledge, no action has been taken or statements made or failed to be made by either Sellers, their respective Subsidiaries or an employee, consultant, contractor, agent or other representative of Sellers with respect to the Business or any Products that could reasonably be expected to provide a basis for the FDA or other Regulatory Authority to invoke its Application Integrity Policy or similar governmental policy or regulation (including non-U.S. policies or regulations), rule or law.

(d) Except as set forth in Schedule 4.12(d) and except for those matters which, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, during the period of three (3) years immediately preceding the date hereof, Sellers have not introduced into commercial distribution any Products manufactured by or on behalf of Sellers which were upon their shipment by Sellers adulterated or misbranded in violation of 21 U.S.C. § 331 or equivalent foreign country Health Care Law. Without limiting the generality of the foregoing, and except as listed in Schedule 4.12(d), (i) Sellers have not voluntarily or involuntarily issued or caused to be issued, and to Seller Parent’s Knowledge, there are no facts that would require Sellers under any applicable Health Care Law to issue or cause to be issued, any recall notice, market withdrawal notice, safety notice, or other similar notice or action disclosing an alleged material defect or lack of safety or efficacy of any Product and (ii) each Product in current commercial distribution is designed, manufactured, prepared, assembled, packaged, Labeled, sterilized, stored, installed, serviced, and processed in compliance in all material respects with, FDA current Good Manufacturing Practices regulations as set forth in 21 C.F.R. Parts 210 and 211 and equivalent Health Care Laws or standards in other jurisdictions.

(e) To the Seller Parent’s Knowledge, the Sellers and their respective Subsidiaries have marketed, sold, priced and promoted the Products in material compliance with all Health Care Law, and Sellers’ and Sellers’ Subsidiaries’ financial relationships with distributors and customers, including health care professionals and entities, are maintained, documented and reported in compliance with all Health Care Law and its policies and procedures regarding product samples, conflicts of interest, payments and transfers of value, and remuneration arrangements. To the Seller Parent’s Knowledge, the Sellers and their respective Subsidiaries have not made or caused to be made any bribe, kickback, influence payment, payoff or other unlawful payment to any Person in the conduct of the Business. With respect to the Business, no officer or employee of any Seller or Subsidiary of any Seller, or to Seller Parent’s Knowledge, no agent of any Seller or Subsidiary of any Seller has: (A) made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Authority; (B) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority; or (C) committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide the basis for the FDA to invoke FDA’s policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (September 10, 1991), or any equivalent Health Care Law. To Seller Parent’s Knowledge, no officer, employee or agent of Sellers or their respective Subsidiaries has been convicted of any crime or engaged in any conduct for which debarment is mandated or permitted by 21 U.S.C. § 335a.

(f) Seller Parent established and maintains a corporate compliance program that (i) addresses all material requirements of applicable Health Care Laws and all Governmental Authorities having jurisdiction over the Business, and (ii) has been structured to account for the guidance issued by the U.S. Department of Health and Human Services regarding characteristics of effective corporate compliance programs. Sellers and their respective Subsidiaries are in compliance in all material respects with all Orders to which they are subject, including any corporate integrity agreement, including all programmatic, operational and reporting requirements. Each Seller has designated an executive employee thereof as its chief compliance officer.

(g) Neither any Seller, nor to Seller Parent’s Knowledge any employee or contractor of any Seller, has made any voluntary or self-disclosure to any Governmental Authority regarding any potential non-compliance with any Health Care Law applicable to the Business or Products.

(h) Without any limitation to the foregoing, except for those matters which, (i) individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, with respect only to the Business or (ii) would have a reasonable possibility of resulting in a criminal violation or criminal liability by the Business, and except for those matters which, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, to Seller Parent’s Knowledge, no Seller, Subsidiary of Seller or any owner (in addition to Sellers), director, officer, employee, agent, or other contractor and subcontractor of Sellers (i) has in the last two (2) years or during any applicable statute of limitations period that has yet to expire or is currently tolled (“Applicable SOL Period”) violated, has caused other parties to be in violation of, or has knowingly participated in a violation of the FCPA, the U.S. Travel Act, any U.S. domestic or commercial bribery statute, the UK Bribery Act of 2010, as amended, or any other applicable anti-corruption law or regulation (collectively “Anti-Corruption Laws”); (ii) has in the last two (2) years or during any Applicable SOL Period directly or indirectly (through third parties) paid, provided, promised, offered, or authorized the payment or provision of any money or anything of value to (a) an official, employee, or agent of any government, military, public international organization, state-owned or affiliated entity, or instrumentality thereof (collectively “Government Officials”), (b) a political party or candidate, or (c) any other individual, entity, or organization, for purposes of obtaining, retaining, or directing businesses or another improper advantage from, to or for any Person, including Sellers or their respective Subsidiaries; (iii) has in the last two (2) years or during any Applicable SOL Period otherwise offered, promised, authorized, provided, or incurred any bribe, kickback, or other corrupt or unlawful payment, expense, contribution, gift, entertainment, travel or other benefit, or advantage (collectively, “Restricted Benefits”) to or for the benefit of any Government Official, political party or candidate, or any other individual, entity, or organization; (iv) has in the last two (2) years or during any Applicable SOL Period solicited, accepted, or received any Restricted Benefits; (v) has established or maintained any unlawful or unrecorded funds or has otherwise violated the books, records, and internal controls requirements of the FCPA or similar Anti-Corruption Laws; (vi) has or is engaged in business directly or indirectly in Iran, Cuba, North Korea, Sudan, Syria or any other country in violation of comprehensive or selective U.S. sanctions; (vii) has otherwise violated, has caused other parties to be in violation of, or has knowingly participated in a violation of any Laws relating to the export or re-export of commodities, technologies, or services, including, but not limited to, the United States Export Administration Act of 1979, the United States Export Administration Regulations, the United States International Emergency Economic Powers Act, the United States Trading with the

Enemy Act, the United States Arms Export Control Act, the United States Foreign Asset Control Regulations, the United States International Traffic in Arms Regulations, the International Boycott Provisions of Section 999 of the Code, U.S. customs laws and regulations and, in each case, any regulations or orders issued thereunder (all as amended from time to time) (collectively, “U.S. Trade Laws”); or (viii) is or has in the last two (2) years or during any Applicable SOL Period been the subject of any allegation, voluntary disclosure, subpoena or other information request, investigation, prosecution, settlement or other enforcement action related to any Anti-Corruption Law, U.S. Trade Law or other applicable law or regulation.

4.13 Consents and Governmental Approvals. Assuming the truth and accuracy of the representations and warranties made by Buyer Parent in Article V, and except for (a)(i) any HSR Filing with the FTC or the Antitrust Division or (ii) any filing under any other foreign antitrust, competition or similar Laws (“Foreign Antitrust Laws”), in each case to the extent required, and (b) as would not be reasonably be expected to have, individually and in the aggregate, a Seller Material Adverse Effect, no Consent from any Governmental Authority in connection with the execution and delivery of this Agreement or any Ancillary Agreements or the consummation or performance of the Transactions is required for Sellers to consummate the Transactions.

4.14 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect:

(a) all Tax Returns that are required to be filed by or with respect to the Acquired Assets, any member of the Transferred Group and the Business have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(b) all Taxes due and owing with respect to the Acquired Assets, any member of the Transferred Group and the Business (whether or not shown on any Tax Return) have been paid, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with U.S. GAAP on the financial statements of Seller Parent, Sellers or their respective Affiliates;

(c) there is no notice, Claim, audit, action, suit, Proceeding, or investigation now pending or, to Seller Parent’s Knowledge, threatened in writing against or with respect to any Taxes relating to or involving the Acquired Assets, any member of the Transferred Group or the Business;

(d) neither any Seller nor any member of the Transferred Group has waived any statute of limitations with respect to any Taxes related to the Acquired Assets, any member of the Transferred Group or the Business or agreed to any extension of time with respect to any Tax assessment or deficiency related to the Acquired Assets, any member of the Transferred Group or the Business;

(e) since July 1, 2013, no member of the Transferred Group has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law);

(f) no member of the Transferred Group is a party to any Tax-Sharing Agreement or has any liability for Taxes of any Person (other than Seller Parent, any Seller or any other member of the Transferred Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor;

(g) there are no Liens for Taxes upon any of the Acquired Assets, except for Permitted Liens;

(h) neither any Seller nor any member of the Transferred Group has received any written claim in the past three years from a Governmental Authority in a jurisdiction in which such Seller or such member, as the case may be, does not file Tax Returns to the effect that (i) in the case of such Seller, it is or may be subject to taxation by that jurisdiction with respect to the Acquired Assets, any member of the Transferred Group or the Business or (ii) in the case of such member, it is or may be subject to taxation by that jurisdiction;

(i) no member of the Transferred Group has entered into any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);

(j) no member of the Transferred Group will be required, as a result of (i) a change in accounting method for a Tax period beginning on or after a date that is five years before the Closing Date, (ii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law), (iii) any installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any election under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Tax Law) or (v) the application of Treasury Regulations Section 1.1502-13 (or any similar provision of state, local or non-U.S. Tax Law), other than with respect to transactions in the Ordinary Course of Business or as required under the Agreement among Seller Parent and its Affiliates, to include any item of income in or exclude any item of deduction from taxable income for any Tax period ending after the Closing Date;

(k) no “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law), private letter rulings or, technical advice memoranda, or similar agreements or rulings with respect to Taxes have been entered into or issued by any Governmental Authority with respect to the Acquired Assets, any member of the Transferred Group or the Business;

(l) no Business Contract is a Tax-Sharing Agreement that would, in any manner, bind, obligate or restrict any Buyer or any member of the Transferred Group after the Closing;

(m) no member of the Transferred Group that is an entity organized under the laws other than those of the United States or any state thereof is treated as organized under the laws of the United States for United States federal income tax purposes; and

(n) each applicable Affiliate of Seller has complied with the terms and conditions of the Puerto Rico Grant.

4.15 Labor Matters.

(a) No later than forty-five (45) days after the date of this Agreement, Sellers shall provide Buyer Parent Schedule 4.15(a) which shall set forth a complete and accurate list as of the date of this Agreement of each material collective bargaining, works council or labor union contract or labor arrangement currently covering any Business Employee or to which any member of the Transferred Group is otherwise a Party currently in effect (the “Collective Bargaining Agreements”). No later than forty-five (45) days after the date of this Agreement, Sellers shall cause to be made available to Buyer Parent a true and complete copy of each Collective Bargaining Agreement, other than any publicly-available regional or industry-wide Collective Bargaining Agreement identified as such on Schedule 4.15(a).

(b) No member of the Transferred Group is subject to any labor dispute, lockout, slowdown, strike, work stoppage or grievance, nor, to Seller Parent’s Knowledge, are any such actions threatened, except as would not have, individually or in the aggregate, a Seller Material Adverse Effect. To Seller Parent’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of any member of the Transferred Group, except for those the formation of which would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(c) Except as would not reasonably be expected to have a Seller Material Adverse Effect, the Business is being conducted in compliance with all applicable Laws pertaining to the privacy, data protection and information security of employee information.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect, each Seller and its Subsidiaries (i) is and has been in compliance with all applicable Laws regarding employment and employment practices and those Laws relating to terms and conditions of employment, classification of employees, wages and hours, occupational safety and health and workers’ compensation, and (ii) has no charges or complaints relating to unfair labor practices or unlawful employment practices pending or, to Seller Parent’s Knowledge, threatened against it before any Governmental Authority.

(e) Neither the execution and delivery of this Agreement nor the Transactions will require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to any employees of any Seller or the Acquired Assets, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

4.16 Intellectual Property.

(a) The Patents, the Licensed Patents, the Marks and the Licensed Marks, together with the Intellectual Property owned by the Transferred Group, include all of the patents, patent applications, internet domain names, trade names, registered and unregistered trademarks and service marks that are owned by or licensed to Sellers and are material to, or necessary for, the Business as conducted immediately prior to the Closing including all trade names, registered and unregistered trademarks and service marks and logos used in connection with the Products. At Closing, the Transferred Group shall solely and exclusively (beneficially, and of record where applicable) own all the Patents and the Marks, free and clear of all Liens (other than Permitted Liens). The Transferred Intellectual Property, together with the Intellectual Property owned by the Transferred Group and Intellectual Property which is licensed to the Transferred Group by the Seller and its Controlled Affiliates, is all the Intellectual Property that is material to, or necessary for, the conduct of the Business as currently conducted and as anticipated to be conducted immediately prior to the Closing, including all Intellectual Property that is used or required for use in the use, design, development, manufacturing, quality control, packaging, storage, registration, marketing, distribution or sale of the Products.

(b) (i) Sellers have the right to grant a sublicense (as contemplated under Section 6.6(b) hereof) under any and all Intellectual Property licensed to Seller under the Shared IP License Agreements, and (ii) no Intellectual Property licensed to or from Sellers under any Shared IP License Agreement relates to, or is used in, the design, development, validation, materials and components, biological compatibility, manufacture, processing, testing, storage, packaging, labeling, regulations, safety, quality or performance of the Products.

(c) Sellers have sufficient rights to use the Licensed Patents and the Licensed Marks, in each case, pursuant to valid and enforceable written Contracts except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect. Except as set forth in the IP Contracts, no Seller is obligated to pay, and Buyer will not be obligated to pay with respect to the Business, any royalties, fees (other than official registering fees and similar fees), commissions or other amounts (i) for the use, licensing or sublicensing of any Transferred Intellectual Property or (ii) for the development, manufacture or commercialization of any Product.

(d) To the Seller Parent’s Knowledge, the Patents and Marks are subsisting, valid and enforceable. Sellers have taken no action pursuant to which such Patents and Marks are reasonably likely to cease to be valid and enforceable. The Transferred Intellectual Property which is owned by the Sellers together with the Intellectual Property owned by the Transferred Group is not, and, so far as the Seller Parent is aware, the other Transferred Intellectual Property is not, subject to any outstanding injunction, judgment, order, decree, or ruling except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(e) Other than Proceedings arising in the Ordinary Course of Business (including ANDA litigation), to Seller Parent’s Knowledge no Proceedings are currently pending and Sellers have not, since January 1, 2012, received any written notice or Claim by any Person alleging that (i) any Product, the Business or the Transferred Intellectual Property, or any act by Sellers related thereto or the use thereof, infringes or misappropriates (or in the past infringed or misappropriated) any Intellectual Property of any Person or (ii) any of the issued Patents or the registered Marks are invalid or unenforceable except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect. To Seller Parent’s Knowledge, neither the operation of the Business currently conducted, nor the making, use, import, offer for sale or other disposition of any Product infringes or misappropriates, or has infringed or misappropriated, any Intellectual Property of any Person except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(f) To Seller Parent’s Knowledge, (i) there is no, nor has there been any, infringement by any Person of any of the material rights of any Seller in or to the Patents, Licensed Patents, Marks or Licensed Marks or other material Intellectual Property owned by the Transferred Group, and (ii) there is no, nor has there been any, misappropriation by any Person of any of the material Know-How, Manufacturing Instructions or Technical Information.

(g) Other than Proceedings arising in the Ordinary Course of Business (including ANDA litigation) or Proceedings that, if resolved against each Seller, would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, there are no Proceedings or actions pending before any Governmental Authority challenging the scope, ownership, validity or enforceability of the Patents and Marks or, to Seller Parent’s Knowledge, the Licensed Patents and Licensed Marks and, to Seller Parent’s Knowledge, no such Proceedings, which would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, have been threatened in writing with respect to any of the Patents, Marks, Licensed Patents or Licensed Marks.

(h) To the Seller Parent’s Knowledge, the Trade Secrets that are owned, used or held by the Sellers primarily in connection with the Business have not been used, disclosed to or discovered by any Person except pursuant to written non-disclosure and/or license agreements which have not, to the Seller Parent’s Knowledge, been breached.

(i) Except as would not reasonably be expected to have a Seller Material Adverse Effect, the IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Sellers in connection with the Business and have not materially malfunctioned or failed within the past two years in a manner that has had a material impact on the Business. To the Seller Parent’s Knowledge, no Person has gained unauthorized access to the IT Assets.

(j) Except as would not reasonably be expected to have a Seller Material Adverse Effect, Sellers have complied with all applicable Laws and contractual and fiduciary obligations relating to the collection, storage, use, transfer and any other processing of any Personally Identifiable Information collected or used by the Sellers in connection with the Business, in any manner, or to the Seller Parent’s Knowledge, maintained by third parties having authorized access to such information. The Sellers have at all times taken reasonably necessary steps (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that all Personally Identifiable Information is protected against loss and against unauthorized access, use, modification or disclosure, and there has been no unauthorized access to or misuse of such Personally Identifiable Information.

(k) Schedule 4.16(k) sets forth a complete and accurate list to the best of the Seller’s knowledge (corresponding to the following subsections) of (i) each Product for which Seller or any of its Controlled Affiliates, prior to the Closing, potentially could commence sales without a valid license under any unexpired patent that covers or is alleged to cover such Product (“At-Risk”); (ii) each Paragraph IV Product that is the subject of a thirty-month statutory “stay” period under 21 U.S.C. § 355(j)(5)(B)(iii) (the “Stay Period”) believed to be expiring in 2015 or 2016; and (iii) each Paragraph IV Product for which Seller or any of its Controlled Affiliates potentially could make a claim of entitlement to 180 days of “first to file” market exclusivity in accordance with 21 U.S.C. § 355 (j)(5)(B)(iv).

(l) The consummation of the Transactions will not adversely affect any Seller’s rights to any Transferred Intellectual Property, and all such Transferred Intellectual Property will be owned or available for use by Buyers on identical terms and conditions immediately subsequent to the consummation of the Transactions, without the payment of any additional consideration in connection therewith except as would reasonably be expected to cause a Seller Material Adverse Effect.

4.17 Real Property.

(a) With respect to the real property owned by Sellers, their Subsidiaries or the Transferred Entities and Related to the Business (such property collectively, the “Transferred Owned Real Property”, including such real property listed on Schedule 4.17(a)), except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, Sellers or the Transferred Entities have good and valid title to such Transferred Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the Ordinary Course of Business, (iii) which is disclosed on the most recent consolidated balance sheet of Seller Parent or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the Ordinary Course of Business since the date of the most recent consolidated balance sheet of Seller Parent or (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (v), “Seller Parent Permitted Lien”). Neither Sellers nor the Transferred Entities has received notice of any pending, and to Seller Parent’s Knowledge there is no threatened, condemnation proceeding with respect to any Transferred Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, (i) each lease, sublease and other agreement Related to the Business (the “Transferred Leased Real Property”), is valid, binding and in full force and effect, except that (A) enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) no uncured default of a material nature on the part of Sellers or the Transferred Entities, as applicable, or, to Seller Parent’s Knowledge, the landlord thereunder exists with respect to any Transferred Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, Sellers or the Transferred Entities, as applicable, has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Transferred Leased Real Property, free and clear of all Liens, except for Seller Parent Permitted Liens.

4.18 Required Vote. No vote of the holders of securities of Seller Parent is required for any Sellers to enter into or consummate the Transactions.

4.19 Insurance. Seller Parent and Sellers have all material policies of insurance covering the Business and the Business Employees, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability, and other casualty and liability insurance, and such policies are in a form and amount which, to Seller Parent’s Knowledge, is adequate for the operation of the Business, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect. All such insurance policies are in full effect, no notice (in writing or otherwise) of cancellation has been received by any Seller under such policies, and there is no existing default or event which, with the giving of notice of lapse or time or both, has not had and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

4.20 Acquired Assets.

(a) The Acquired Assets constitute the entire right, title and interest owned by Sellers or any of their Controlled Affiliates in assets which are primarily related to, or primarily used in relation to, the Business, as at the date hereof.

(b) The Acquired Assets, together with and the services to be provided under the Transition Services Agreement to be entered into upon Closing and other than any wholesale agreements which may be required, will constitute all assets and rights (i) necessary and sufficient for the conduct of the Business immediately following the Closing in all material respects as conducted by Sellers and their Controlled Affiliates as at the date hereof and as of the Closing and (ii) that generated the income and revenues included in the income statement included on Schedule 4.3 in all material respects and taking into account sales of Inventory in the Ordinary Course of Business and obsolete equipment.

4.21 Brokers. No broker, investment banker, agent, finder or other intermediary acting on behalf of Sellers or under the authority of Sellers is or shall be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with any of the Transactions other than J.P. Morgan, the fees and expenses of which shall be the sole responsibility of Seller Parent.

4.22 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in Seller Parent’s consolidated balance sheet (or the notes thereto) as of December 31, 2014 included in the Seller Parent SEC Documents filed or furnished prior to the date hereof (the

“Seller Parent Reference Balance Sheet”), (b) for liabilities of the Transferred Group or the Acquired Assets as of December 31, 2014 that were not required to be disclosed, reflected or reserved against in the Seller Parent Reference Balance Sheet under U.S. GAAP, (c) for liabilities of the Transferred Group or the Acquired Assets incurred in the Ordinary Course of Business since December 31, 2014, (d) for liabilities of the Transferred Group or the Acquired Assets expressly contemplated by this Agreement to be incurred and (e) for liabilities of the Transferred Group or the Acquired Assets which have been discharged or paid in full in the Ordinary Course of Business, there are no Liabilities of the Business other than those which, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect. For purposes of this Section 4.22, the term “liabilities of the Business” shall not include obligations of Seller Parent or any Seller Parent Subsidiary to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by Seller Parent or any Seller Parent Subsidiary with any such Law, action, judgment or Contract if such default or failure would, with or without the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation.

4.23 Securities Matters.

(a) Seller Parent has such knowledge, sophistication and experience in financial and business matters that it is capable of evaluating the merits and risks of the receipt of the Stock Consideration and of protecting its interests in connection herewith. Seller Parent has the ability to bear the economic risk of this investment, including complete loss of the investment.

(b) Seller Parent is acquiring the Stock Consideration for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof, and has no present intention of selling, granting any participation in or otherwise distributing the same. Seller Parent understands that the Stock Consideration has not been registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Seller Parent’s representations as expressed in this Section 4.23.

(c) Seller Parent understands that the Stock Consideration is characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from Buyer Parent in a transaction not involving a public offering and that under such laws and applicable regulations the Stock Consideration may be resold without registration under the Securities Act only in certain limited circumstances. Seller Parent acknowledges that the Stock Consideration must be held indefinitely unless a sale of the Stock Consideration is subsequently registered under the Securities Act or an exemption from such registration is available. Seller Parent is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement or shares owned by certain Persons associated with Buyer Parent subject to the satisfaction of certain conditions. Seller Parent is aware that the Stock Consideration is subject to restrictions on resale under Israeli securities laws.

4.24 Material Suppliers. Since December 31, 2014, except as would not reasonably be expected to have a Seller Material Adverse Effect, no supplier of materials or supplies to the Business whose aggregate projected payments by the Business for such items for calendar year ending December 31, 2015 is expected to exceed $50 million has notified the Sellers in writing that it will cease providing, or will be unable to fulfill in any material respect, orders for materials or supplies to the Business.

4.25 Transferred Inventory; Recalls.

(a) Except as would not reasonably be expected to have a Seller Material Adverse Effect, as of the Closing, the transferred Inventory and all other Inventory that would be transferred Inventory but for the fact that it is held by a member of the Transferred Group, manufactured by Seller Parent or its Affiliates shall be in good and merchantable condition in all material respects, shall have been manufactured, stored and handled by Seller Parent and its Affiliates prior to Closing in compliance with applicable cGMPs and shall conform to the specifications for the manufacture, storage and handling of such Inventory.

(b) Since January 1, 2014, there have been no material recalls or market withdrawals or replacements (voluntary or involuntary) with respect to any Product.

4.26 Intercompany Arrangements. At Closing, there shall be no agreements or arrangements, written or unwritten, of any kind, between any Seller or any of their Affiliates (excluding the Transferred Entities and their Subsidiaries), on the one hand, and the Transferred Entities and their Subsidiaries or the Business, on the other hand (other than the Transferred Receivables or as otherwise contemplated hereby).

4.27 Anda Companies. The business of the Anda Companies is primarily distribution of products on behalf of the Business, the Retained Business and third party suppliers.

4.28 Uteron Business. The business of the Uteron Business is primarily related to women’s health products.

4.29 No Other Representations. Except for the representations and warranties contained in Article V, Seller Parent acknowledges that neither Buyer Parent nor any Representative of Buyer Parent makes, and Seller Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Buyer Parent or any of its Affiliates.

4.30 Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS ARTICLE IV OR IN A LOCAL TRANSFER AGREEMENT, SELLERS MAKE NO REPRESENTATION OR WARRANTY AS TO THE BUSINESS, THE ACQUIRED ASSETS OR THE PRODUCTS, AND BUYER PARENT ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS ARTICLE IV, SELLERS ARE SELLING AND CONVEYING THE BUSINESS, THE ACQUIRED ASSETS AND THE PRODUCTS ON AN “AS IS, WHERE IS” BASIS, WITHOUT RECOURSE (OTHER THAN IN THE CASE OF FRAUD) AND WITHOUT ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, NONINFRINGEMENT OR ANY OTHER IMPLIED OR EXPRESS WARRANTIES WHATSOEVER.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER PARENT

Except as disclosed in the Buyer Parent SEC Documents and forms, documents and reports of Buyer Parent, in each case filed or furnished with the SEC since December 31, 2014 and prior to the date of this Agreement (including exhibits and other information incorporated by reference therein provided that such exhibits and other information incorporated by reference therein is publicly available) to the extent the relevance of such disclosure is reasonably apparent (but excluding any disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive, general, cautionary or forward-looking in nature) or in the applicable section of the disclosure letter delivered by Buyer Parent to Sellers immediately prior to the execution of this Agreement (the “Buyer Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Buyer Parent Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), Buyer Parent represents and warrants to Sellers as set forth below.

5.1 Qualification, Organization, Subsidiaries, etc. Each of Buyer Parent and its Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect. Buyer Parent has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Articles of Association of Buyer Parent as amended to the date hereof.

5.2 Share Capital.

(a) The authorized share capital of Buyer Parent consists of 2,500,000,000 shares of NIS 0.10 par value each. As of July 26, 2015 (the “Buyer Parent Capitalization Date”), (i)(A) 850,349,891 shares of Buyer Parent Stock were issued and outstanding and (B) 110,016,092 shares of Buyer Parent Stock were held in treasury, (ii) 44,009,508 shares of Buyer Parent Stock were reserved for issuance pursuant to the Buyer Parent Equity Plans, and (iii) 3,956,000 shares of Buyer Parent were reserved for issuance pursuant to Buyer Parent’s 0.25% convertible senior debentures due 2026 and (iv) no Buyer Parent Preferred Shares were issued and outstanding. All the outstanding Buyer Parent Stock are, and all shares of Buyer Parent Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(b) Except as set forth in Section 5.2(a) above, as of the date hereof: (i) Buyer Parent does not have any shares of capital stock issued or outstanding other than shares of Buyer Parent Stock that have become outstanding after the Buyer Parent Capitalization Date, but were reserved for issuance as set forth in Section 5.2(a) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares of capital stock to which Buyer Parent or any of Buyer Parent’s Subsidiaries is a party obligating Buyer Parent or any of Buyer Parent’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of Buyer Parent or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Buyer Parent or a wholly owned Subsidiary of Buyer Parent); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment in respect of equity interests of Buyer Parent; or (C) redeem or otherwise acquire any shares of capital stock of Buyer Parent or other equity interests of Buyer Parent.

(c) Neither Buyer Parent nor any Buyer Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Buyer Parent on any matter.

(d) There are no voting trusts or other agreements or understandings to which Buyer Parent or any of its Subsidiaries is a party with respect to the voting of the shares or other equity interest of Buyer Parent.

(e) The Stock Consideration shall be, at the time of issuance, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

5.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Buyer Parent has all necessary corporate power and authority to execute, deliver, perform its obligations under and consummate the transactions contemplated by this Agreement and the Ancillary Agreements, to the extent it will be a party thereto. The consummation of the transactions contemplated hereby and thereby and the execution and delivery of this Agreement and the Ancillary Agreements, to the extent it will be a party thereto, and the performance of all of its obligations hereunder and thereunder have been duly authorized by Buyer Parent. The execution, delivery and performance by Buyer Parent of this Agreement and the Ancillary Agreements, to the extent it will be a party thereto, are not prohibited or limited by, and shall not result in a breach of or a default under, any provision of the Organizational Documents of Buyer Parent, or a material breach or a material default under any material Contract binding on Buyer Parent, or of any applicable Order. This Agreement has been duly executed and delivered by Buyer Parent, and the Ancillary Agreements will, at the Closing, be duly executed and delivered by Buyers to the extent Buyers are party thereto, and, assuming due and valid authorization, execution and delivery by each other Party thereto (other than any other Buyer), this Agreement constitutes, and when executed and delivered by Buyer Parent, to the extent Buyers are party thereto, the Ancillary Agreements will constitute, legal, valid and binding obligations of Buyers, as applicable enforceable against Buyers in accordance with their respective terms, except that the enforcement hereof or thereof may be limited by (x) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (y) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Buyer Parent has all necessary corporate power and authority to cause each Buyer that is a party to any Ancillary Agreement to perform such Buyer’s obligations thereunder and to consummate the Transactions, including the transactions contemplated by the applicable Ancillary Agreement.

(b) Each Buyer, as applicable, has all necessary corporate power and authority to execute, deliver and perform its obligations under and consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party. The execution and delivery of such agreement(s) and the performance of all of its obligations thereunder and the consummation of the transactions contemplated thereunder have been duly authorized by each such Buyer. The execution, delivery and performance by each Buyer of this Agreement and the Ancillary Agreement(s) to which it is a party are not prohibited or limited by, and shall not result in a breach of or a default under, any provision of the Organizational Documents of such Buyer, or a material breach or a material default under any material Contract binding on such Buyer, or of any applicable Order, except for such breaches and defaults of Contracts which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions. The Ancillary Agreements, upon their delivery at or prior to Closing, will have been duly executed and delivered by each Buyer that is a party thereto and constitute the legal, valid and binding obligation of each Buyer that is a party thereto (other than any other Buyer), enforceable against each such Buyer in accordance with their respective terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, moratorium, reorganization or other Laws of general application relating to or affecting creditors’ rights generally. Except as would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect (disregarding clause (iv) of the proviso of the definition of Buyer Material Adverse Effect), or materially delay or impair the Transactions, none of the execution, delivery or performance of this Agreement and the Ancillary Agreements by the applicable Buyer, will: (a) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration of any obligation or loss of any benefit) under, any of the terms, conditions or provisions of any Contract of Buyer Parent; or (c) violate any Permit, Regulatory Registration, Order or Law applicable to such Buyer or give any Governmental Authority or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which any Buyer is subject.

5.4 Reports and Financial Statements.

(a) From January 1, 2014 through the date of this Agreement, Buyer Parent has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “Buyer Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, the Buyer Parent SEC Documents complied in all material respects with the requirements of the Exchange

Act and the applicable rules and regulations promulgated thereunder, and none of the Buyer Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of Buyer Parent included in the Buyer Parent SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Buyer Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with U.S. GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

5.5 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in Buyer Parent’s consolidated balance sheet (or the notes thereto) as of March 31, 2015 included in the Buyer Parent SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since March 31, 2015, which would not, individually or in aggregate, reasonably be likely to have a Buyer Material Adverse Effect, (c) as expressly contemplated by this Agreement to be incurred and (d) for Liabilities which have been discharged or paid in full in the ordinary course of business, neither Buyer Parent nor any Buyer Parent Subsidiary has any Liabilities other than those which, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect. For purposes of this Section 5.5, the term “liabilities” shall not include obligations of Buyer Parent or any Buyer Parent Subsidiary to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by Buyer Parent or any Buyer Parent Subsidiary with any such Law, action, judgment or Contract if such default or failure would, with or without the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation.

5.6 Compliance with Law. Buyer Parent and each of Buyer Parent’s Subsidiaries are in compliance with and are not in default under or in violation of any Laws, applicable to Buyer Parent, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to prevent or materially delay the consummation of the Transactions or to have, individually or in the aggregate, a Buyer Material Adverse Effect.

5.7 Absence of Certain Changes or Events.

(a) From December 31, 2014 through the date of this Agreement, there has not occurred any event that has had, or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) From December 31, 2014 through the date of this Agreement, (i) the business of Buyer Parent and its Affiliates has been conducted in the ordinary course of business and (ii) neither Buyer Parent nor any of its Subsidiaries have taken any action that would constitute a breach of Section 6.1(e) had such action been taken after the execution of this Agreement.

5.8 Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to Buyer Parent’s Knowledge, threatened) by any Governmental Authority with respect to Buyer Parent or any of Buyer Parent’s Subsidiaries or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to Buyer Parent’s Knowledge, threatened) against Buyer Parent or any of Buyer Parent’s Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Authority, which, in the case of clause (a) or (b), would reasonably be expected to prevent or materially delay the consummation of the Transactions or to have, individually or in the aggregate, a Buyer Material Adverse Effect.

5.9 Consents and Governmental Approvals. Assuming the truth and accuracy of the representations and warranties made by Sellers in Article IV, and except for (a)(i) any HSR Filing with the FTC or the Antitrust Division or (ii) any filing under any Foreign Antitrust Laws set forth on Schedule 5.9, in each case to the extent required, and (b) as would not be reasonably be expected to have, individually and in the aggregate, a Buyer Material Adverse Effect, no Consent from any Governmental Authority in connection with the execution and delivery of this Agreement or any Ancillary Agreements or the consummation or performance of the Transactions is required for Buyers to consummate the Transactions.

5.10 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect:

(i) all Tax Returns that are required to be filed by or with respect to Buyer Parent or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii) since July 1, 2013, neither Buyer Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law);

(iii) to Buyer Parent’s Knowledge, Buyer Parent is neither (i) a passive foreign investment company, nor (ii) a controlled foreign corporation, each within the meaning of the Code;

(iv) Buyer Parent and its Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of Parent and its Subsidiaries; and

(v) none of Buyer Parent or any of its Subsidiaries is a party to any Tax-Sharing Agreement or has any liability for Taxes of any Person (other than Buyer Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor.

(b) Buyer Parent is, and at all times since its formation has been, treated as a foreign corporation for U.S. federal income tax purposes.

5.11 Required Vote. No vote of the holders of securities of Buyer Parent is required for Buyer Parent to enter into or consummate the Transactions.

5.12 Financing.

(a) As of the date of the Debt Commitment Letter, neither Buyer Parent nor any of its Affiliates will have entered into any agreement, side letter or other arrangement relating to the financing of the Transactions that could affect the availability of the Debt Financing on the Closing Date, other than as described in the Debt Commitment Letter and any fee letters or engagement letters related to the Debt Commitment Letter. As of the date of the Debt Commitment Letter, the Debt Commitment Letter will be in full force and effect and will represent a valid, binding and enforceable obligation of Buyer Parent and to Buyer Parent’s Knowledge each other party thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the Debt Financing Conditions and subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. Buyer Parent will have fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of the Debt Commitment Letter in connection with the Debt Financing. As of the date of the Debt Commitment Letter, assuming the accuracy of the representations and warranties set forth in Article IV such that the condition set forth in Section 10.3(a) is satisfied, no event will have occurred which, with or without notice, lapse of time or both, would reasonably constitute a breach or default on the part of Buyer Parent or, to Buyer Parent’s Knowledge, any other party thereto under the Debt Commitment Letter. As of the date of the Debt Commitment Letter, assuming the accuracy of the representations and warranties set forth in Article IV such that the condition set forth in Section 10.3(a) is satisfied and performance by Seller Parent in all material respects of its obligations under Section 6.1, Section 9.4 and Section 9.14 of this Agreement, Buyer Parent will have no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis its obligations under the Debt Commitment Letter. As of the date of the Debt Commitment Letter, there will be no conditions precedent related to the funding of the full amount of the Debt Financing, other than the Debt Financing Conditions. Assuming the accuracy of the representations and warranties set forth in Article IV such that the condition set forth in Section 10.3(a) is satisfied and the satisfaction of the conditions set forth in Section 10.3(c) and performance in all material respects by Sellers of their obligations under Section 6.1, Section 9.4 and Section 9.14 of this Agreement, as of the date of the Debt Commitment Letter, Buyer Parent will have no reason to believe that (i) any of the Debt Financing Conditions will not be satisfied or (ii) the Debt Financing will not be made available to Buyer Parent on the Closing Date.

(b) Assuming (i) the accuracy of the representations and warranties set forth in Article IV such that the condition set forth in Section 10.3(a) is satisfied, (ii) the satisfaction of the conditions set forth in Section 10.3(c), (iii) the performance in all material respects by Sellers of their obligations under Section 6.1, Section 9.4 and Section 9.14 of this Agreement Buyer Parent will have at the Closing, directly or through one or more affiliates, all funds necessary to consummate the Transactions at the Closing Date, including the making of all required payments in connection with the Transactions at the Closing Date, including payment of the Cash Consideration and all other amounts to be paid pursuant to this Agreement and associated costs and expenses of the Transactions on the Closing Date. Notwithstanding anything to the contrary contained herein, in no event shall the receipt or availability of any funds or financing by Buyer Parent or any of its Affiliates be a condition to any of Buyer Parent’s obligations hereunder.

5.13 No Other Representations. Except for the representations and warranties contained in Article IV, Buyer Parent acknowledges that neither Sellers nor any Representative of Sellers makes, and Buyer Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Sellers or any of their Affiliates.

ARTICLE VI

COVENANTS

6.1 Conduct of the Business and Buyer Parent Prior to the Closing.

(a) Unless Buyer Parent consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), and except (x) as required by Law or expressly contemplated by this Agreement or the Ancillary Agreements, (y) as is necessary or advisable to implement the Pre-Closing Reorganization Plan that does not result in any impairment to Acquired Assets or the Transferred Group other than those that are immaterial or (z) exclusively with respect to the Excluded Assets or the Excluded Liabilities in a manner that does not result in any Assumed Liabilities or other adverse effect on the Business or the Acquired Assets or adversely affect the ability of Sellers in any material respect to promptly consummate the Transactions contemplated by the Agreement, from and after the date of this Agreement until the earlier of (i) the Closing Date, or (ii) the termination of this Agreement pursuant to Section 11.1 (the “Pre-Closing Period”), Sellers shall, and shall cause each of their respective Subsidiaries to, (A) conduct the operations of the Business in the Ordinary Course of Business (including, for the avoidance of doubt, any “at-risk” launches of Generic Drugs in the ordinary course to the extent prior written notice is provided to Buyer Parent) and in compliance in all material respects with all applicable Law and FDA requirements, (B) use commercially reasonable efforts to maintain and preserve intact the Business in all material respects, (C) use commercially reasonable efforts to maintain the ordinary and customary relationships of the Business with its material customers, distributors, suppliers, licensors, licensees, employees, regulators and independent contractors, (D) use commercially reasonable efforts (including payments of the filing, issue, registration, renewal, maintenance or other official registry fees for the registered

Transferred Intellectual Property as any of such fees becomes due and payable and avoiding extension fees) to maintain the existence of, validity, enforceability and rights of Sellers in, to or under the Transferred Intellectual Property, Permits and Regulatory Registrations (including any pending applications for new or renewed Permits or Regulatory Registrations), (E) except with respect to the disposition of any Inventory and equipment in the Ordinary Course of Business, use commercially reasonable efforts to maintain the tangible Acquired Assets in reasonable order and condition (normal wear and tear excepted) and (F) except in the Ordinary Course of Business, as part of the Pre-Closing Reorganization (to the extent that it does not result in any impairment to the Acquired Assets or the Transferred Group other than those that are immaterial), or as required by Law or a Governmental Authority, not make or change any material Tax election with respect to the Acquired Assets, Transferred Group or the Business, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting with respect to the Acquired Assets, Transferred Group or the Business, file any material amended Tax Return with respect to the Acquired Assets, Transferred Group or the Business, settle or compromise any audit or proceeding relating to a material amount of Taxes with respect to the Acquired Assets, Transferred Group or the Business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes relating to the Acquired Assets, Transferred Group or the Business, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax relating to the Acquired Assets, Transferred Group or the Business, or surrender any right to claim a material Tax refund with respect to the Acquired Assets, Transferred Group or the Business, in each case only to the extent such action would affect the Acquired Assets, Transferred Group or the Business in a Post-Closing Tax Period.

(b) Without limiting the generality of Section 6.1(a), unless Buyer Parent consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), or (i) except as required by Law or as expressly contemplated by this Agreement or the Ancillary Agreements, (ii) as is necessary or advisable to implement the Pre-Closing Reorganization Plan or any integration plan which has been approved by the Seller Parent prior to the date hereof (in each case to the extent that it does not result in any impairment to the Acquired Assets or the Transferred Group other than those that are immaterial), (iii) exclusively with respect to the Excluded Assets or the Excluded Liabilities in a manner that does not result in any Assumed Liabilities or other adverse effect on the Business or the Acquired Assets or adversely affect the ability of Sellers in any material respect to promptly consummate the Transactions contemplated by the Agreement or (iv) as set forth on Schedule 6.1(b), during the Pre-Closing Period, Sellers shall not, and shall cause each of their respective Subsidiaries to not, take any of the following actions:

(i) transfer, sell, lease, enter into any sale lease back (or similar arrangement), license or otherwise convey or dispose of, or create any Liens (other than Permitted Liens) on any of the Acquired Assets, the Transferred Group Assets, other than (A) licenses entered into in the Ordinary Course of Business and (B) sales of Inventory in the Ordinary Course of Business and sales of obsolete equipment;

(ii) except as required by Law, as contemplated by this Agreement or the Ancillary Agreements, as required by the terms and conditions of any Benefit Plan in existence as of the date hereof, or as set forth on Schedule 6.1(b)(ii), directly or indirectly, (A)

change the position or job title of any Business Employee who is (i) at the level of Senior Director or above, (ii) has aggregate annual salary or wage rate or consulting fees and target cash bonus opportunity in excess of $250,000 or (iii) is one of the top 200 most highly paid Business Employees (based on aggregate annual base salary and target annual bonus opportunity) (any such Business Employee, a “Restricted Business Employee”), (B) grant to any Restricted Business Employee any increase in compensation or benefits, other than increases in base salary of up to 5% per individual and corresponding increases in target annual bonus opportunity, (C) grant to any Business Employees who is not a Restricted Business Employees (a “Non-Restricted Business Employee”) any increase in compensation or benefits, other than increases of not more than 10% in the aggregate per Non-Restricted Business Employee, in the Ordinary Course of Business, (D) increase or grant to any Business Employee any severance, termination, change in control, stay put or retention payment, (E) grant any Seller Parent Incentive Award to any Business Employee other than to newly-hired Business Employees or in connections with promotions of Business Employees in the Ordinary Course of Business (such additional awards, “Permitted Awards”), (F) enter into or amend any employment, consulting, indemnification, severance, collective bargaining or termination agreement with any Business Employee, (G) establish, adopt or enter into or materially amend, any Transferred Entity Benefit Plan or any Seller Benefit Plan as it applies to the Business Employees to the extent such action could reasonably be expected to result in an additional Liability to the Transferred Entities, (H) without Buyer Parent’s prior consent, which shall not be unreasonably withheld, (i) hire any employee or engage any independent contractor (who is a natural person) to provide services to the Business who, upon such employment or engagement, would be a Restricted Business Employee, or (ii) terminate the employment or engagement of any Restricted Business Employee, other than for cause, (I) without Buyer Parent’s prior consent, which shall not be unreasonably withheld, transfer any employee other than pursuant to Section 7.2 or change an employee’s duties so as to cause them to become or cease to be a Business Employee, (J) take any action to accelerate any payments, rights or benefits, or make any material determinations under any Seller Benefit Plan to the extent such action or determination affects a Business Employee, or fund or in any other way secure the payment of compensation or benefits under any Seller Benefit Plan or Transferred Entity Benefit Plan, (K) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Transferred Entity Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by U.S. GAAP, (L) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other Contract with a labor union, works council or similar organization or (M) loan or advance money or other property to any Business Employee, other than employee expense advances or 401(k) plan loans made in the Ordinary Course of Business. For the avoidance of doubt, the foregoing restrictions shall not restrict or prohibit Sellers from entering into with, or making available to, newly hired employees or to employees in the context of promotions based on job performance or workplace requirements or consistent with historical year-end raises (subject to the restrictions above), any plan, agreement, benefit or compensation arrangement currently in effect that is consistent with past practices and in the Ordinary Course of Business;

(iii) make any change in accounting principles (including for Tax purposes) materially affecting the reporting of the Acquired Assets, Liabilities or results of operations of any member of the Transferred Group or the Business, other than as required by Law, a Governmental Authority, U.S. GAAP or any interpretation thereof;

(iv) make any loans, advances or capital contributions to, or investments in, any unaffiliated Person (other than pursuant to any existing obligations under any Contract) other than the advancement of trade credit to customers and distributors or expenses to employees in the Ordinary Course of Business;

(v) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver any Equity Participations in any Transferred Entity (other than in each case, to another member of the Transferred Group)(whether through the issuance or granting of options, warrants, convertible or exchangeable securities, commitments, subscriptions, rights to purchase or otherwise);

(vi) amend any of the Transferred Entities’ Organizational Documents except as may be required by Law (and in such event, only after providing five (5) days’ prior notice of such amendment, including a copy of the proposed amendment, to Buyer Parent);

(vii) (x) materially modify, materially amend or terminate any Seller Material Contract or waive, release, assign or fail to exercise or pursue any material rights or Claims thereunder, (y) enter into a Contract that would have been a Seller Material Contract if entered into prior to the date hereof or (z) enter into a Contract that would have been a Seller Material Contract if entered into prior to the date hereof and contains a non-compete or exclusivity provision that would apply to Affiliates of a Transferred Entity (other than the Transferred Group), except, in the case of clause (x) or (y), where (A) such action is in the Ordinary Course and Business and (B) Seller Parent has consulted with Buyer Parent before taking such action;

(viii) (A) other than in relation to ANDA litigation in the Ordinary Course of Business pay, discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to, any Claim that (I) results in any material restriction on the Business or any member of the Transferred Group or any Product or (II) results in a Liability of the Business or any member of the Transferred Group after the Closing greater than $10 million individually or $50 million in the aggregate, provided, that Seller Parent will consult with Buyer Parent prior to taking any such action with respect to the matters set forth on Schedule 6.1(b)(viii) (B) cancel any Indebtedness owed to any member of the Transferred Group or the Business to the extent such Indebtedness would constitute an Acquired Asset, (C) waive, release or assign any material Claims or rights of the Business, (D) waive any benefits of, or agree to modify in any respect, or, subject to the terms hereof, fail to enforce, or consent to any matter with respect to which Consent is required under, any confidentiality or similar Business Contract or (E) commence, join or make an appeal with respect to a Claim relating to the Business or any member of the Transferred Group other than (I) for the routine collection of bills, (II) in such cases where Seller Parent in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of the Business, or (III) pursuant to this Agreement;

(ix) incur any Indebtedness, or enter into any financing or guarantee arrangement, agreement or undertaking with any customer of the Business or any financial institution, leasing company or similar business, which would constitute an Assumed Liability or be a Liability of a member of the Transferred Group, other than in the Ordinary Course of Business;

(x) make any commitment for capital expenditures with respect to the Business which are in excess of $10 million individually or $50 million in the aggregate in any six (6) month period;

(xi) other than in the Ordinary Course of Business, (A) accelerate the delivery or sale of Products, or (B) offer discounts on sale of Products or premiums on purchase of raw materials;

(xii) except in the Ordinary Course of Business, offer any rebates, discounts, promotions or credits, make any change to any promotional programs or make any change in the manner in which Sellers generally extend rebates, discounts or credit to, or otherwise similarly deal with, customers with respect to the Products or the Business;

(xiii) other than in the Ordinary Course of Business, change its collection practices in respect of accounts receivable or payment practices in respect of accounts payable, in each case with respect to the Products or the Business;

(xiv) vary any inventory practices with respect to any Product (including Product inventory held by or on behalf of any of the Sellers’ or their respective Affiliates’ wholesalers) in any respect materially inconsistent with past practice, or fail to produce and maintain inventory levels and amounts substantially consistent with past practice; or

(xv) agree, in writing or otherwise, to take any of the foregoing actions.

(c) Seller Parent shall not knowingly take or knowingly permit any of its Subsidiaries to take any action that is reasonably likely to prevent or materially interfere with or delay the consummation of the Transactions or result in any of the conditions to the Closing set forth in Article X not being satisfied.

(d) Nothing contained in this Agreement shall give Buyer Parent, directly or indirectly, the right to control or direct Seller Parent’s operations prior to the Closing. Prior to the Closing, the management of Seller Parent shall exercise, consistent with and in accordance with the terms and conditions of this Agreement, complete control and supervision over the operations of Seller Parent.

(e) Buyer Parent shall not knowingly take or knowingly permit any of its Subsidiaries to take any action that is reasonably likely to prevent or materially interfere with or delay the consummation of the Transactions or result in any of the conditions to the Closing set forth in Article X not being satisfied.

(f) Unless Seller Parent consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), except as required by Law or as expressly contemplated by this Agreement, the Ancillary Agreements or the Pre-Closing Reorganization Plan, during the Pre-Closing Period, Buyer Parent shall not:

(i) amend or modify the Organizational Documents of Buyer Parent in any manner that would reasonably be expected to adversely affect the value of the Stock Consideration;

(ii) split, combine, reduce or reclassify any of its issued or unissued shares, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, its shares in any manner that would reasonably be expected to adversely affect the value of the Stock Consideration;

(iii) authorize or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, stock or other securities of Buyer Parent), except as set forth on Schedule 6.1(f);

(iv) except in the Ordinary Course of Business, as part of the Pre-Closing Reorganization, or as required by Law or a Governmental Authority, make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, or surrender any right to claim a material Tax refund;

(v) except in the ordinary course of business consistent with past practice, repurchase, redeem or otherwise acquire any Equity Participations of Buyer Parent or any Buyer Parent Subsidiary, or any other equity interests or any rights, warrants or options to acquire any such Equity Participations, other than (A) the acquisition by Buyer Parent of shares of Buyer Parent Stock in connection with the surrender of shares of Buyer Parent Stock by holders of Equity Participations in order to pay the exercise price thereof, (B) the withholding of shares of Buyer Parent Stock to satisfy Tax obligations with respect to awards granted pursuant to any Buyer Parent Benefit Plan (or any successor thereto) or pursuant to individual equity compensation award agreements, (C) the acquisition by Buyer Parent of Equity Participations of Buyer Parent in connection with the forfeiture of such Equity Participations or (D) as required by Buyer Parent’s equity or equity-based incentive compensation plans or awards as in effect on the date of this Agreement; or

(vi) agree, in writing or otherwise, to take any of the foregoing actions.

6.2 Antitrust Filings and Actions.

(a) Filings and Other Actions. Subject to the proviso in the penultimate sentence of this Section 6.2(a), Seller Parent and Buyer Parent shall cooperate with each other and use (and shall cause their respective Affiliates to cooperate and use) their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all Consents necessary or advisable to be obtained from any Person, including any Governmental Authority, and to lift any injunction or other legal bar in order to consummate the Transactions. Without limiting the foregoing, each of Seller Parent and Buyer Parent undertakes and agrees to file (or cause their respective Affiliates to file, as applicable) as soon as reasonably practicable and advisable, a Notification and Report Form regarding the Transactions as and to the extent required by the HSR Act (the “HSR Filing”) with each of the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and to promptly submit any other filings required to be made under any Foreign Antitrust Laws. Each of Seller Parent and Buyer Parent shall (and shall cause their respective Affiliates to) (i) respond as promptly as reasonably practicable and advisable to any inquiries received from any Governmental Authority for additional information or documentation and to all inquiries and requests received from any Governmental Authority in connection with antitrust matters and (ii) not extend any waiting period under the HSR Act or any Foreign Antitrust Laws or enter into any agreement with any Governmental Authority to delay the Transactions, except (x) in the case of Seller Parent, with the prior written Consent of Buyer Parent or (y) in the case of Buyer Parent, with prior discussions with Seller Parent as described in Section 6.2(b). Buyer Parent shall (and shall cause each of its Affiliates to) offer to take (and if such offer is accepted, commit to take) all steps which it is capable of taking to avoid or eliminate impediments under any antitrust, competition, or trade regulation Law that may be asserted by a Governmental Authority with respect to the Transactions so as to enable the Closing prior to the Outside Date, and shall defend through litigation on the merits any Claim asserted in any court by any Governmental Authority, including appeals. Without limiting the foregoing, Buyer Parent shall (and shall cause each of its Affiliates to) propose, negotiate and offer to commit and effect (and if such offer is accepted, commit to and effect) by consent decree, hold separate Order, or otherwise, the sale, divestiture, licensing or other disposition of such assets or businesses of Buyer Parent (or such Affiliates) or of any of the Acquired Assets, or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Buyer Parent (or such Affiliates) or of any of the Acquired Assets (any of the foregoing, a “Divestiture Action”), in each case, to the minimum extent necessary so as to permit and cause the condition set forth in Section 10.1(b) to be satisfied by the Outside Date; provided, however, that Buyer Parent shall not be required pursuant to the terms of this Agreement to take or commit to take any Divestiture Action other than (i) with respect to any and all Overlap Products, and in addition and not in limitation, (ii) such further Divestiture Actions as would not in the aggregate be of greater economic significance than the value of the Overlap Products that are not the subject of a Divestiture Action; provided, however, that this Section 6.2(a)(ii) shall not require Buyer Parent or its Controlled Affiliates to divest Specialty Products (other than Specialty Products that are Overlap Products, if any). Each of Buyer Parent and Seller Parent shall promptly notify the other of any written communication to that party from a Governmental Authority or any other Person (whether or not a Governmental Authority) in connection with antitrust matters relating to the Transactions and, subject to applicable Law, and the instructions of any Governmental Authority, permit the other to review in advance any material proposed written communication to any of the foregoing.

(b) Cooperation. Buyer Parent and Seller Parent shall jointly control all communications with any Governmental Authority relating to Antitrust Laws, and determine and direct the strategy and process by which the Parties will seek required approvals relating to Antitrust Laws. If the Parties initially disagree upon any such proposed communication, strategy or process, the Parties agree to work together in good faith to resolve the disagreement and endeavor to implement such communication, strategy or process in a mutually acceptable manner; provided that to the extent that a disagreement is unresolved after good faith discussions between Siggi Olafsson of Buyer Parent and Bob Stewart of Seller Parent and other such executive officers as they may deem appropriate of Buyer Parent and Seller Parent, the implementation of such communication, strategy or process will be controlled by Buyer Parent after full consideration to the views of Seller Parent. Each of Buyer Parent and Seller Parent shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates and their respective directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of a Party or any of their respective Affiliates to any Person, including any Governmental Authority, in connection with the Transactions insofar as they pertain to antitrust matters.

(c) Notification. Subject to applicable Law and the instructions of any Governmental Authority, each of Buyer Parent and Seller Parent shall keep the other apprised of the status of matters relating to consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by it, or by any of its Affiliates, from any Person, including any Governmental Authority, with respect to the Transactions insofar as they pertain to antitrust matters.

(d) Meetings. Subject to applicable Law, neither Seller Parent nor Buyer Parent (nor any of their respective Affiliates) shall permit any of its officers or any other representatives or agents to participate in any substantive meeting or discussion with any Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Government Antitrust Authority”) in respect of any filings, investigation or other inquiry unless it consults with the other in advance and, to the extent permitted by such Government Antitrust Authority, gives the other the opportunity to attend and participate.

(e) Other Actions. Without limiting the generality of the undertakings pursuant to this Section 6.2 but subject to the proviso in the penultimate sentence in Section 6.2(a), each of the Parties agrees to take or cause to be taken the following actions: (i) the prompt provision to each and every foreign, federal, state or local court or any Governmental Authority of non-privileged information and documents reasonably requested by any of them or that are necessary, proper or advisable to permit consummation of the Transactions and (ii) the prompt use of its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other Order, decree, decision, determination or judgment that would restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions by the Outside Date. The Parties’ obligations under this Section 6.2 shall include the obligation to use its reasonable best efforts to defend against any lawsuits or other legal Proceedings, whether judicial or administrative, challenging the consummation of the Transactions, including seeking to have any stay or other injunctive relief which would prevent or impair the consummation of the Transactions by the Outside Date entered by any court or other Governmental Authority reversed on appeal or vacated. The Parties agree that if advisable to facilitate obtaining the Consent of any Governmental Authority that is a condition to Closing the Agreement, the Parties shall promptly meet and use their good faith efforts to agree to a modification or modifications to the terms of this Agreement and/or any Ancillary Agreement that the Parties agree will facilitate obtaining such Consent provided such modifications in the aggregate shall not alter the economic values of the Transactions other than in immaterial respects.

6.3 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement (including the proviso in the penultimate sentence in Section 6.2(a)) and without limiting the express obligations hereunder, each of the Parties agrees to cooperate fully with each other and to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the Transactions, including to obtain all approvals required under applicable Laws, and to execute and deliver such documents and other papers and any other agreements, as may be necessary to, as soon as practicable, carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement. At the Closing, Buyer shall, and shall cause each of its applicable Subsidiaries to, execute and deliver each Ancillary Agreement, and Seller shall, and shall cause each of its applicable Subsidiaries to, execute and deliver each Ancillary Agreement to which it is a party.

(b) Buyer Parent and Seller Parent agree that promptly following the date of this Agreement they shall organize a transition team, co-chaired by a representative of Buyer Parent a representative of Seller Parent and including equal representation of Buyer Parent and Seller Parent, for the purposes of identifying: (i) services to be provided by Seller Parent to Buyer Parent and its Subsidiaries after the Closing pursuant to the terms of the Transition Services Agreement; and (ii) services to be provided by Buyer Parent to Seller Parent and its Subsidiaries after the Closing pursuant to the terms of the Reverse Transition Services Agreement and, in each case, the applicable periods for such services, it being understood that (A) Seller Parent shall be obligated to provide, or cause to be provided, all services that (I) are being provided by or on behalf of Seller Parent to the Business as conducted at any time during the period starting one year prior to the date of this Agreement through the Closing Date (the “Lookback Period”) or (II) are otherwise necessary for the Buyers to operate the Business in the same manner as conducted at any time during the Lookback Period in all material respects, (B) Buyer Parent shall be obligated to provide or cause to be provided, all services that (I) are being provided by or on behalf of the Business to the Retained Business as conducted at any time during the Lookback Period or (II) are otherwise necessary for Sellers to operate the Retained Business in the same manner as conducted at any time during the Lookback Period in all material respects, based on services provided by the Business to the Retained Business prior to Closing and Buyer Parent and Seller Parent shall identify any services that are included in the Transferred Assets for which Seller will need services from Buyer and (C) the fees for such services shall be based upon the costs of Seller Parent and its Subsidiaries in the case of clause (A), or Buyer Parent and its Subsidiaries in the case of clause (B), to provide such services with no mark-up or element of profit. Buyer Parent shall provide transition services to the Retained Business in respect of the Brand R&D Assets for a period of eighteen (18) months following the Closing Date on the pricing terms set forth in the immediately preceding sentence. The Parties shall use their reasonable best efforts to agree upon all matters in the Transition Services Agreement and Reverse Transition Services Agreement. The cost for all such services shall be determined in the manner set forth in the Transition Services Agreement or the Reverse Transition Services Agreement, as applicable. During the Pre-Closing Period, the Parties will negotiate in good faith and agree on a fair allocation of assets that are related both to the Business and the Retained Business, with such allocation to take into account and be based on the relative historical use of such assets by each business and the allocation of costs associated with such assets. In the case of any assets of Seller Parent or its Subsidiaries that are required for the Business but are not included in the Acquired Assets, the Parties shall use commercially reasonable efforts to ensure that Buyer Parent and its Subsidiaries are granted access or rights to such assets to the extent required for the Business. In the case of any Acquired Assets that are required for the Retained Business as in effect on the date of this Agreement, the Parties shall use commercially reasonable efforts to ensure that Seller Parent and its Subsidiaries are granted access or rights to such assets to the extent required for the Retained Business.

(c) From time to time, as and when requested by a Party, the other Party shall, and shall cause its Affiliates to, at the requesting Party’s expense (except as otherwise expressly provided in this Agreement), execute such Transfer Documents (including such instruments of assignment as may be necessary in order to have the assignment of the Transferred Intellectual Property recorded in the name of a Buyer or an Affiliate of a Buyer at the relevant patent and trademark offices) and take such further actions as may be reasonably required to carry out the provisions hereof and consummate and evidence the Transactions, including executing and delivering or causing to be executed and delivered to such Party such Transfer Documents as such Party or its counsel may reasonably request as necessary for such purpose.

(d) Prior to Closing, the Parties shall negotiate in good faith and agree on the terms of a distribution arrangement, expiring on December 31, 2016 between the Business, on the one hand, and the Anda Business, on the other hand, providing distribution and related services that the Anda Business provided to the Business at any time during the twelve (12) months prior to the date of this Agreement (the “Anda Lookback Period”). The pricing and other terms of such arrangement shall be on terms at least as favorable to the Business as during the Anda Lookback Period and reflected in the financial results contained in the Performance Financial Statement.

6.4 Access; Confidentiality. During the Pre-Closing Period, each Seller shall and shall cause its Representatives to, upon reasonable prior notice, free of charge, give Buyers, their officers, their authorized Representatives and a reasonable number of their employees, reasonable access during normal business hours to the Business Contracts, Books and Records, analysis, projections, plans, systems, management and other personnel, the Seller’s Representatives, commitments, offices and other facilities and properties to the extent related to the Business, the Acquired Assets and the Assumed Liabilities. The terms of the Confidentiality Agreement shall apply to any information provided to Buyer Parent pursuant to this Section 6.4. The right of Buyers to access pursuant to this Section 6.4 shall not modify in any way any representation or warranty in Article IV. Notwithstanding anything to the contrary set forth herein, no Seller shall be required to provide access to, or to disclose information, where such access or disclosure would (a) jeopardize the attorney-client privilege of such Seller, (b) contravene any applicable Law or (c) give a third party the right to terminate or accelerate the rights under a contract to which a Seller is a party as of the date of this Agreement or otherwise bound as of the date of this Agreement; provided that in each case, Seller Parent shall: (A) give reasonable notice to Buyer Parent of the fact that it is restricting or otherwise prohibiting access to any documents or information pursuant to this Section 6.4), (B) inform Buyer Parent with sufficient detail of the reason for such restriction or prohibition, and (C) cause the applicable Seller to use its reasonable best efforts to cause the documents or information that are subject to such restriction or prohibition to be provided in a manner that would not reasonably be expected to violate such restriction or prohibition.

6.5 Special Contracts. Between the date of this Agreement until the Closing, Seller Parent shall, and shall cause its Affiliates and the Representatives of Seller Parent and its Affiliates to, use their reasonable best efforts to diligently search and identify to Buyer Parent Contracts that contain any non-compete, exclusivity or similar provision which would restrict the conduct of the business of Buyer Parent and its Affiliates (including the Transferred Group) post Closing, the Business or the use of the Acquired Assets after consummation of the Transactions (such terms, “Restrictive Terms” and such Contract, “Restrictive Contract”). Seller Parent shall promptly notify Buyer Parent in writing after the identification of such Restrictive Contracts and include a complete and correct copy of such Restrictive Contract with the written notice (the “Seller Contract Notice”). At the election of Buyer Parent, the Seller Parent shall, and shall cause its Controlled Affiliates to, use their commercially reasonable efforts to (i) remove Restrictive Terms from the Restrictive Contracts, (ii) amend such Restrictive Terms to the satisfaction of Buyer Parent (at its sole discretion) or (iii) if unable to remove or amend Restrictive Terms to either (a) enter into arrangements to provide to Buyer Parent the rights, benefits and interests of any such Restrictive Contract and to the extent the full benefits of any such Restrictive Contract cannot be provided to Buyer Parent after the Closing, then Seller Parent shall, and shall cause its Affiliates to, enter into such arrangements to provide to Buyer Parent the economic and operational equivalent of such Restrictive Contract or (b) request Seller Parent to terminate the Restrictive Contract provided any such termination fees or penalties arising therefrom will be the sole responsibility of the Buyer Parent.

6.6 Shared Business Contracts.

(a) The Parties acknowledge that the Shared Business Contracts relate to both the Business and the Retained Business. Following the Closing, the Parties desire for themselves and for the benefit of Sellers and Buyers, respectively, to have and obtain the rights and benefits under each Shared Business Contract to the extent related to the continuing business of the Buyers and Sellers. Immediately after the date hereof, the Parties agree to cooperate together to provide Sellers and Buyers with their applicable rights and benefits under each Shared Business Contract by assisting the respective Sellers and/or Buyers in entering into a new Contract or Contracts with the applicable third party on substantially similar terms (a “Separated Contract”). The costs of entering into a new Contract or Contract(s) shall be borne by Seller Parent, in the case of a Shared Business Contract that is a Business Contract or Buyer Parent, in the case of a Shared Business Contract that is not a Business Contract. If any Shared Business Contract cannot be separated into a Separated Contract at Closing, Seller Parent and Buyer Parent shall, and shall cause each of their respective Affiliates to, use their reasonable best efforts to cause, for the period after the Closing until such Shared Business Contract is separated into a Separated Contract or such Separated Contract expires pursuant to its terms, (i) the rights and benefits under each Shared Business Contract to the extent relating to the Business to be enjoyed by Buyer Parent; (ii) the Liabilities under each Shared Business Contract to the extent relating to the Business to be borne by Buyer Parent; (iii) the rights and benefits under each Shared Business Contract to the extent relating to the Retained Business to be enjoyed by Seller Parent; and (iv) the Liabilities under each Shared Business Contract to the extent relating to the Retained Business to be borne by Seller Parent.

(b) Without limiting Section 6.6(a), if any Shared IP License Agreement is not separated in accordance with Section 6.6(a), effective as of the Closing, (i) if such Shared IP License Agreement is a Business Contract, Buyer Parent shall grant at or prior to Closing (to the extent Buyer Parent or any member of Buyer Group has a right to, and subject to the terms and conditions of the applicable Shared IP License Agreement), effective as of the Closing Date, to an entity in the Retained Group designated by Seller Parent, a perpetual, irrevocable (i) exclusive within the field of brand pharmaceuticals and (ii) non-exclusive outside the field of brand pharmaceuticals, right and sublicense under the Shared IP License Agreements and solely for purposes of developing, manufacturing, using, selling, offering to sell, distributing, importing, supporting and otherwise disposing of brand pharmaceutical products (the “Buyer Licensed Shared IP Sublicenses”). and (ii) if such Shared IP License Agreement is not a Business Contract, Seller Parent shall grant at or prior to Closing (to the extent Seller Parent or any Retained Entity has a right to, and subject to the terms and conditions of the applicable Shared IP License Agreements) to an entity in the Transferred Group designated by Buyer Parent, a perpetual, irrevocable (i) exclusive within the field of generic pharmaceuticals and (ii) non-exclusive outside the field of generic pharmaceuticals, right and sublicense under the Shared IP License Agreements and solely for purposes of developing, manufacturing, using, selling, offering to sell, distributing, importing, supporting and otherwise disposing of the Products or any other generic pharmaceutical product (the Seller Licensed Shared IP Sublicenses and, together with the Buyer Licensed Shared IP Sublicences, the “Licensed Shared IP Sublicenses”). The Seller Licensed Shared IP Sublicenses shall be non-assignable (provided that such Seller Licensed Shared IP Sublicense shall, to the extent permitted by and consistent with the terms of the applicable underlying Shared IP License Agreement, be assignable, without the consent of Buyer Parent, by the applicable Retained Entity (i) to Seller Parent or any Affiliate of Seller Parent if (A) such Affiliate agrees in writing to be bound by the terms of such Seller Licensed Shared IP Sublicense, (B) such assignee continues to be an Affiliate of Seller Parent and (C) the assigning Retained Entity shall remain primarily liable for the performance of all obligations of such Person under such Seller Licensed Shared IP Sublicense and (ii) to any Person in connection with the sale by Seller Parent or its Affiliates, as applicable, to such Person of (A) all or a relevant portion of the Retained Business, whether by merger, consolidation, combination, reorganization or similar transaction or the transfer, sale, lease, conveyance or asset sale or (B) the product or products of Seller Group to which such Seller Licensed Shared IP Sublicense relates). The Buyer Licensed Shared IP Sublicenses shall be non-assignable (provided that such Buyer Licensed Shared IP Sublicense shall, to the extent permitted by and consistent with the terms of the applicable underlying Shared IP License Agreement, be assignable, without the consent of Seller Parent, by the applicable entity in the Transferred Group (i) to Buyer Parent or any Affiliate of Buyer Parent if (A) such Affiliate agrees in writing to be bound by the terms of such Seller Licensed Shared IP Sublicense, (B) such assignee continues to be an Affiliate of Buyer Parent and (C) the assigning entity in the Transferred Group shall remain primarily liable for the performance of all obligations of such Person under such Buyer Licensed Shared IP Sublicense and (ii) to any Person in connection with the sale by Buyer Parent or its Affiliates, as applicable, to such Person of (A) the Business, whether by merger, consolidation, combination, reorganization or similar transaction or the transfer, sale, lease, conveyance or disposition of all or substantially all of the assets of the Business or (B) the Product or Products to which such Buyer Licensed Shared IP Sublicense relates). Notwithstanding anything to the contrary in this Section 6.6, nothing in this Section 6.6 shall require Buyer Parent to assume any obligation that purports to bind or restrict any business, activity or asset other than the Business or Acquired Assets.

6.7 Intercompany Arrangements. Immediately prior to the Closing, Seller Parent shall, and shall cause its Controlled Affiliates to, (i) terminate all agreements or arrangements, written or unwritten, of any kind (other than any Ancillary Agreements), between Sellers or any Retained Entity, on the one hand, and any entity in the Transferred Group, on the other hand, and (ii) settle or otherwise extinguish any amounts (other than any amounts under any Ancillary Agreements) owed to or by Sellers or any Retained Entity, on the one hand, and any entity in the Transferred Group, on the other hand.

6.8 Pre-Closing Reorganization. Within 90 days following the date of this Agreement, Seller Parent shall deliver to Buyer Parent a draft Pre-Closing Reorganization Plan. Pursuant to the principles set forth on Exhibit C and upon the terms and subject to the conditions set forth in this Agreement (it being understood that in the event of any inconsistencies or conflicts between the terms of this Agreement and the terms set forth on Exhibit C, the terms of this Agreement shall prevail, except to the extent the Parties have mutually agreed otherwise in writing), between the date hereof and the Closing: (x) Seller Parent and Buyer Parent shall use their reasonable efforts to agree a definitive steps plan for the sale and purchase of the Business, in accordance with the Pre-Closing Reorganization Plan, cooperating in good faith with respect to the transactions set forth in such steps plan; and (y) Seller Parent shall, and shall cause its Affiliates, as applicable, to, take such steps as are required to effect the Pre-Closing Reorganization in compliance in all respects with the terms of Exhibit C. The Parties agree to work together in good faith to finalize and implement the Pre-Closing Reorganization Plan in a mutually acceptable manner. Each of Buyer Parent and Seller Parent shall, upon request by the other, furnish the other with all information reasonably requested in connection with the Pre-Closing Reorganization Plan concerning itself, the Pre-Closing Reorganization Plan and such other matters as may be reasonably necessary or advisable. Seller Parent shall make any modification to the steps plan referred to in clause (x) of the previous sentence and the Pre-Closing Reorganization that is reasonably requested by Buyer Parent (“Buyer-Requested Modifications”). The details of and the implementation of the Pre-Closing Reorganization Plan will be controlled by Seller Parent after full consideration to the views of Buyer Parent. Unless a different timing is called for in the Pre-Closing Reorganization Plan, the Seller Parent shall commence all necessary steps to implement the Pre-Closing Reorganization Plan no later than the seventh Business Day prior to the Closing and shall complete the Pre-Closing Reorganization Plan by no later than the third Business Day prior to the Closing.

6.9 Transaction Committee.

(a) In order to facilitate the consummation of the transactions contemplated by this Agreement on a timely basis, including the preparation and negotiation of the Ancillary Agreements, the separation of the Shared Business Contracts contemplated by Section 6.6, and the transfer of the Acquired Assets and the assumption of the Assumed Liabilities at Closing, prior to the Closing, Buyer Parent and Seller Parent shall establish a committee (the “Transaction Committee”) to be managed by Siggi Olafsson of Buyer Parent and Bob Stewart of Seller Parent, with such other members as they shall mutually agree, which Transaction Committee shall have responsibility for (i) coordinating and directing the efforts of the Parties with respect to (A) the preparation, negotiation and finalization of the Ancillary Agreements, (B) the separation of the Shared Business Contracts contemplated by Section 6.6, subject to Section 6.2, (C) obtaining all Consents, Permits and Regulatory Registrations from third-parties that are necessary or desirable in connection with the consummation of the Transactions, and (D) coordinating and directing the efforts of the Parties with respect to obtaining the Debt Financing in accordance with Section 9.4 and Section 9.5, (ii) overseeing the transition team established pursuant to Section 6.3(b) and the related process of identifying services to be provided by the Parties following Closing, (iii) communications, public relations and investor relations strategy and approach of the Parties regarding this Agreement and the transactions contemplated hereby (other than any actions of Seller Parent taken in respect of a Company Proposal), and (iv) overseeing other business and operational matters relating to this Agreement and the transactions contemplated hereby, including transitional plans of the Buyer Group and the Seller Group following the Closing, to the extent not in violation of applicable Laws, including Laws regarding the exchange of information and other laws regarding competition.

(b) If the Parties disagree upon any matter subject to the oversight of the Transaction Committee, the members of the Transaction Committee shall work together in good faith to resolve the disagreement in a mutually acceptable manner. In the event that the Transaction Committee is unable to resolve such disagreement in a timely manner, and in any event within 5 days of written notice of such disagreement by one Party to the other, the matter in dispute shall be elevated to Siggi Olafsson of Buyer Parent and Bob Stewart of Seller Parent for further good faith discussion, and, if they are unable to resolve such disagreement within an additional 5 days, to the Chief Executive Officers of each of Buyer Parent and Seller Parent. During the course of all such discussions, the Parties shall cooperate with each other and all reasonable requests made by one Party to the other for information, including requests for copies of relevant documents, will be honored. In the event that any disagreement is not resolved by the Parties within 15 days following delivery of the written notice mentioned above, the Parties may seek any remedies to which they may be entitled in accordance with the terms of this Agreement, provided that nothing herein shall prevent either Party from initiating proceedings in accordance with this Agreement if such Party would be substantially harmed by a failure to act during the time that such good faith efforts are being made to resolve the disagreement through negotiation or if the consummation of the Transactions would reasonably be expected to be delayed. In the event that any proceeding is commenced under this Section 6.9(b), the Parties agree to continue to attempt to work in good faith to resolve any disagreement according to the terms of this Section 6.9 during the course of such proceeding.

ARTICLE VII

EMPLOYEE MATTERS

7.1 Principles. The Parties intend that the Transactions shall result in the Transferred Entities’ retention of each Transferred Entity Benefit Plan (together with all corresponding assets and Liabilities). Prior to the Closing, Seller shall take all necessary actions to cause (1) any Excluded Liabilities under the Transferred Entity Benefit Plans or with respect to Non-Business Employees to be transferred to and assumed by Sellers (other than the Transferred Entities) and (2) all assets related to Assumed Liabilities under Transferred Entity Benefit Plans or with respect to Business Employees or, to the extent specified in Section 2.3(f), Former Business Employees, to be transferred to the Transferred Entities. To the extent any Assumed Liability or Excluded Liability cannot be transferred to or from, respectively, a Transferred Entity due to applicable Law, the Parties will work together in good faith to provide for a transfer of an equivalent value in cash or other mutually agreed upon form. For the avoidance of doubt, Buyer Parent may meet its obligations pursuant to this Article 7 under the Transferred Entity Benefit Plans or under new or existing Benefit Plans of Buyer, in Buyer Parent’s sole discretion.

7.2 Transfer of Employees. Prior to the Closing, Sellers shall take all necessary actions to cause (1) the employment of any Business Employee who is employed by the Sellers and their Subsidiaries (other than the Transferred Group) currently employed at an entity other than a member of the Transferred Group to be transferred to a member of the Transferred Group and (2) the employment of any Non-Business Employee who is employed by a member of the Transferred Group to be transferred to an entity other than a member of the Transferred Group. Seller Parent shall be responsible for any severance obligations that arise as a result of such transfer (or termination) and shall be solely responsible for, and shall indemnify and hold Buyer Parent and its Affiliates (including the Transferred Entities) harmless from all Liabilities concerning the Non-Business Employees whether arising prior to, on or after the Closing. Prior to Closing, Seller Parent and Buyer Parent shall work together to determine the exact list of Business Employees.

7.3 Compensation and Benefits. Effective as of the Closing and through the first anniversary of the Closing, or such longer period as required by applicable Law, Buyer Parent shall provide, or shall cause its Affiliates to provide, to the Business Employees who continue to be employed by Buyer Parent or an Affiliate thereof immediately following the Closing (the “Continuing Employees”), (i) a base salary or wage rate that is not less than the base salary or wage rate in effect for each such Continuing Employee immediately prior to the Closing, (ii) annual cash bonus and long-term incentive opportunities (including any equity awards) which may be payable in cash that, in the aggregate, are no less favorable than those in effect for each such Continuing Employee immediately prior to the Closing, (iii) employee benefits (including defined benefit pension benefits) that are, in the aggregate, no less favorable than those (including pursuant to a defined benefit plan) provided to the Continuing Employees immediately prior to the Closing and (iv) severance benefits that are no less favorable than the greater of (A) the severance benefits that would have been applicable to the Continuing Employees under a Seller Benefit Plan or a Transferred Entity Benefit Plan in effect as of immediately prior to the Closing (excluding change in control severance benefits other than change in control severance benefits triggered prior to the Closing pursuant to previous transactions by or with Seller Parent or its Affiliates), or (B) the severance benefits applicable to similarly-situated employees of Buyer Parent or its Affiliates.

7.4 Service Credit. Effective as of the Closing and thereafter, Buyer Parent shall provide, or shall cause an Affiliate to provide, that periods of employment with a member of the Transferred Group (including any current or former Affiliate of a member of the Transferred Group or any predecessor of a member of the Transferred Group) shall be taken into account for vesting and eligibility and level of benefits purposes under all employee benefit plans maintained by Buyer Parent or Affiliate thereof for the benefit of the Continuing Employees, including vacation or other paid-time-off plans or arrangements, 401(k), pension or other retirement plans and any severance or health or welfare plans (other than for purposes of determining any accrued benefit under any defined benefit pension plan or as would result in a duplication of benefits).

7.5 Welfare Plans. Effective as of the Closing and thereafter, Buyer Parent shall make commercially reasonable efforts to, or to cause its Affiliates to, (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health and welfare benefits plan of Buyer Parent or any Affiliate thereof (except to the extent applicable under Seller Benefit Plans immediately prior to the Closing), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Seller Benefit Plans immediately prior to the Closing, and (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Seller Benefit Plans prior to the Closing during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Buyer Parent or an Affiliate thereof for such year. The Transactions shall not affect any Continuing Employee’s accrual of, or right to use, in accordance with applicable policy as in effect immediately prior to the Closing, any personal, sick, vacation or other paid-time-off accrued but unused by such Continuing Employee immediately prior to the Closing.

7.6 Labor and Employment Law Matters. Sellers and Buyer Parent shall, and shall cause their respective Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law to notify, consult with or negotiate the effect, impact or timing of the Transactions with each works council, union, labor board, employee group or Governmental Authority where so required under applicable Law. Sellers and Buyer Parent shall, and shall cause their applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Business Employees. Buyer Parent or its applicable Affiliate shall become a party to any collective bargaining (including national, sector or local), works council or similar agreement with respect to any Business Employee. Buyer Parent shall, or shall cause its Affiliates to, join any industrial, employer or similar association or federation if membership is required for the currently applicable collective bargaining, works council or similar agreement to continue to apply.

7.7 Defined Contribution Plans. Buyer Parent shall cause each Continuing Employee who is a participant in a Seller Benefit Plan intended to qualify under Section 401(a) of the Code that includes a cash or deferred arrangement intended to satisfy the provisions of Section 401(k)

of the Code (the “Seller 401(k) Plans”) to be allowed to participate, effective as of the Closing, in a tax qualified plan which includes a cash or deferred arrangement intended to satisfy the provisions of Section 401(k) of the Code that is sponsored and maintained by Buyer Parent or an Affiliate thereof (the “Buyer Parent 401(k) Plan”) and such Continuing Employee shall be credited with eligibility service and vesting service for all periods of service with Sellers or their respective Affiliates to the extent so credited with such service under the applicable Seller 401(k) Plan. In addition, Buyer Parent shall use commercially reasonable efforts to cause the Buyer Parent 401(k) Plan to accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans) from the Seller 401(k) Plan.

7.8 Communications. Prior to making any written or oral communications to the directors, officers or employees of the Sellers or any of their Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, Seller Parent shall provide Buyer Parent with a copy of the intended communication, Buyer Parent shall have a reasonable period of time to review and comment on the communication, and Seller Parent shall consider any such comments in good faith.

7.9 Treatment of Business Employee Equity Awards.

(a) As of the Closing, without any action on the part of the holders thereof, each Seller Parent Option granted prior to the date of this Agreement (or which is a Permitted Award) that is outstanding and unvested and held by a Business Employee immediately prior to the Closing shall be assumed by Buyer Parent and shall be converted into an option (a “Buyer Parent Option”) to acquire (A) that number of shares of Buyer Parent Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (1) the number of shares of Seller Parent Stock subject to such Seller Parent Option immediately prior to the Closing by (2) the Exchange Ratio, (B) at an exercise price per shares of Buyer Parent Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the exercise price per share of Seller Parent Stock of such Seller Parent Option by (2) the Exchange Ratio; provided, however, that each such Seller Parent Option (I) which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the foregoing in a manner consistent with the requirements of Section 424 of the Code and (II) shall be adjusted in a manner which complies with Section 409A of the Code and that causes the resulting Buyer Parent Option not to constitute the grant of a new option or a change in the form of payment of an option, as provided under Treasury Regulation section 1.409A-1(b)(5)(v)(D). Except as otherwise provided in this Section 7.9, each such Buyer Parent Option assumed and converted pursuant to this Section 7.9 shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Seller Parent Option immediately prior to the Closing.

(b) As of the Closing, without any action on the part of the holders thereof, each outstanding and unvested Seller Parent Restricted Share Award granted prior to the date of this Agreement (or which is a Permitted Award) held by a Business Employee shall be assumed by Buyer Parent and shall be converted into an award of restricted stock corresponding to Buyer Parent Stock (each, a “Buyer Parent Restricted Share Award”) with respect to a number of shares of Buyer Parent Stock (rounded up or down to the nearest whole share) equal to the product obtained by multiplying (A) the applicable number of shares of Seller Parent Stock subject to the Seller Parent Restricted Share Award as of immediately prior to the Closing by (B)

the Exchange Ratio. Except as otherwise provided in this Section 7.9, each Buyer Parent Restricted Share Award assumed and converted pursuant to this Section 7.9 shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Seller Parent Restricted Share Award immediately prior to the Closing.

(c) As of the Closing, without any action on the part of the holders thereof, each outstanding and unvested Seller Parent RSU Award granted prior to the date of this Agreement (or which is a Permitted Award) held by a Business Employee that vests solely based on the passage of time shall be assumed by Buyer Parent and shall be converted into an award of restricted stock units corresponding to Buyer Parent Stock (each, a “Buyer Parent Time-Vesting RSU Award”) with respect to a number of shares of Buyer Parent Stock (rounded up or down to the nearest whole share) equal to the product obtained by multiplying (A) the applicable number of shares of Seller Stock subject to the Seller Parent RSU Award as of immediately prior to the Closing by (B) the Exchange Ratio. Except as otherwise provided in this Section 7.9, each Buyer Parent Time-Vesting RSU Award assumed and converted pursuant to this Section 7.9 shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Seller Parent RSU Award immediately prior to the Closing.

(d) As of the Closing, without any action on the part of the holders thereof, each outstanding and unvested Seller Parent RSU Award granted prior to the date of this Agreement (or which is a Permitted Award) held by a Business Employee that vests subject to the achievement of one or more performance goals shall be assumed by Buyer Parent and shall be converted into an award of restricted stock units corresponding to Buyer Parent Stock (each, a “Buyer Parent Performance RSU Award”). Each performance goal applicable to any such Seller Parent RSU Award shall be deemed achieved as of the Closing Date at the greater of (i) the target performance goal and (ii) the level achieved based on actual performance through the Closing Date (assuming that the Closing Date is the last day of the applicable performance period), and the number of shares of Seller Parent Stock covered by such Seller Parent RSU Award as of immediately prior to Closing shall be determined in accordance with this sentence. Each Buyer Parent Performance RSU Award shall cover a number of shares of Buyer Parent Stock (rounded up or down to the nearest whole share) equal to the product obtained by multiplying (A) the applicable number of shares of Seller Parent Stock subject to the Seller Parent RSU Award as of immediately prior to the Closing (determined in accordance with the immediately prior sentence) by (B) the Exchange Ratio. Except as otherwise provided in this Section 7.9, each Buyer Parent Performance RSU Award assumed and converted pursuant to this Section 7.9 shall continue to have, and shall be subject to, the same terms and conditions, including any time-vesting conditions (but not performance-vesting conditions), as applied to the corresponding Seller Parent Performance RSU Award immediately prior to the Closing.

(e) As of the Closing, without any action on the part of the holders thereof, each outstanding and unvested Seller Parent Cash Incentive Award granted prior to the date of this Agreement (or which is a Permitted Award) held by a Business Employee that vests subject to the achievement of one or more performance goals shall be assumed by Buyer Parent (each, a “Buyer Cash Incentive Award”). Each performance goal applicable to any such Seller Parent Cash Incentive Award shall be deemed achieved as of the Closing Date at the target performance goal, and the cash award payable pursuant to such Seller Parent Cash Incentive Award as of immediately prior to Closing shall be determined in accordance with this sentence. Except as otherwise provided in this Section 7.9, each Buyer Parent Cash Incentive Award assumed pursuant to this Section 7.9 shall continue to have, and shall be subject to, the same terms and conditions, including any time-vesting conditions (but not performance-vesting conditions), as applied to the corresponding Seller Parent Cash Incentive Award immediately prior to the Closing.

(f) [Reserved].

(g) To the extent the assumption and conversion of the Seller Parent Incentive Awards cannot be effected under the Buyer Parent’s equity incentive plans in the manner contemplated by this Section 7.9, or as otherwise determined by Buyer Parent, Buyer Parent shall grant an award of equivalent value (based on the value of the Seller Parent Incentive Award on the Closing Date and, in the case of Seller Parent Options, the spread value) with the same payment and vesting terms and conditions.

7.10 Annual Bonuses. Notwithstanding anything in the applicable Seller Benefit Plans and/or Transferred Entity Benefit Plans to the contrary, to the extent the Closing Date occurs prior to payment of the 2015 annual cash bonuses and 2015 annual cash incentive payments to the Business Employees under any such Seller Benefit Plans and/or Transferred Entity Benefit Plans, payment of the 2015 annual cash bonuses and cash incentive payments shall be made to the Business Employees by Seller Parent or its Affiliates as soon as reasonably practicable following the Closing Date, but in no event later than March 15, 2016. In the event the Closing occurs during 2016, Buyer Parent and its Affiliates shall provide full year annual bonuses to the Continuing Employees under bonus plans maintained by Buyer Parent and/or its Affiliates in a manner consistent with Section 7.3 of this Agreement. The payment of the 2015 annual cash bonuses and 2015 annual cash incentive payments shall constitute a Current Liability

7.11 2016 Annual Equity Awards. In the event the Closing occurs before December 31, 2016, Buyer Parent and its Affiliates shall provide full year 2016 equity incentive opportunities under equity incentive plans maintained by Buyer Parent and/or its Affiliates in a manner consistent with Section 7.3 of this Agreement, with such grants to be made at the later of (i) such time as Buyer Parent regularly grants 2016 annual long-term equity awards and (ii) within 30 days following the Closing. In the event Closing does not occur before December 31, 2016, Seller may grant 2016 equity awards to Business Employees in the Ordinary Course of Business in aggregate and per person amounts consistent with 2015 (and such awards will constitute Permitted Awards).

7.12 Third Party Beneficiaries. Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Buyer Parent or any Affiliate of Buyer Parent, or shall interfere with or restrict in any way the rights of Buyer Parent or any Affiliate of Buyer Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Buyer Parent, a member of the Transferred Group or any Affiliate thereof and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement shall (i) be deemed or construed to be an amendment or other modification of any Seller Benefit Plan, or (ii) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries, dependents or collective bargaining representative thereof).

ARTICLE VIII

TAX MATTERS

8.1 Tax Returns. Buyer Parent shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Acquired Assets, any member of the Transferred Group and the Business after the Closing, and such Tax Returns, if relating to a Pre-Closing Tax Period or a Straddle Period to the extent they relate to the Acquired Assets, any member of the Transferred Group and the Business, shall be prepared consistent with past practices except as otherwise required by applicable Law. Buyer Parent shall deliver or cause to be delivered any such Tax Returns that relate to a Pre-Closing Tax Period or a Straddle Period to Seller Parent for its review at least thirty (30) calendar days prior to the due date for filing, and Seller Parent shall provide written notice of its comments at least fifteen (15) calendar days prior to filing, such comments not to be unreasonably rejected by Buyer Parent. Notwithstanding anything to the contrary in this Section 8.1, Seller Parent shall file any Tax Return relating to a Pre-Closing Tax Period or a Straddle Period with respect to a member of the Transferred Group for any taxable period during which such member joins a Seller as a member of an affiliated, consolidated, combined or unitary group, and such Tax Returns, to the extent they relate to the Acquired Assets, any member of the Transferred Group and the Business (any such portion of such Tax Returns, a “Component Return”), shall be prepared consistent with past practices except as otherwise required by applicable Law. Seller Parent shall deliver or cause to be delivered any Component Returns that relate to a Pre-Closing Tax Period or a Straddle Period to Buyer Parent for its review at least thirty (30) calendar days prior to the due date for filing, Buyer Parent shall provide written notice of its comments at least fifteen (15) calendar days prior to filing, such comments not to be unreasonably rejected by Seller Parent.

8.2 Tax Proceedings. From and after the Closing, Buyer Parent shall notify Seller Parent in writing within thirty (30) calendar days of receipt by Buyer or any of its Affiliates (including any member of the Transferred Group) of notice, with respect to a Pre-Closing tax Period or a Straddle Period, of (i) any pending or threatened Tax audits or assessments that may give rise to Liabilities for Taxes and (ii) any Claims that may give rise to amounts, in each case of (i) and (ii), for which Sellers could reasonably be expected to indemnify the Buyer Indemnified Parties pursuant to Section 12.2 or which would otherwise reasonably be expected to result in material adverse Tax consequences to a Seller (a “Tax Contest Claim”), provided that any failure to comply with this provision shall not affect any Buyer Indemnified Party’s right to indemnification hereunder to the extent such failure does not materially prejudice Seller Parent’s ability to defend against such Tax Contest Claim. Sellers shall notify Buyer Parent in writing within thirty (30) days of receipt by any Seller or any Affiliate of any Seller of notice of any pending or threatened Tax audit, assessment or other Proceeding regarding (x) the Acquired Assets (y) any member of the Transferred Group and (z) the Business, provided that any failure to comply with this provision shall not affect any Seller Indemnified Party’s right to indemnification hereunder to the extent such failure does not materially prejudice Buyer Parent’s ability to defend against such audits, assessments, and Claims. Seller Parent shall, at its own cost and expense, control the defense employing counsel of its choice of any Tax Contest Claim to the extent that such Tax Contest Claim would not reasonably be expected to materially adversely affect the Tax liability of Buyer Parent or any of its Affiliates (including any member of the Transferred Group), provided that Seller Parent shall keep Buyer Parent reasonably informed of the progress of any such Tax Contest Claim (and permit Buyer Parent to participate in such Tax Contest Claim at Buyer Parent’s own expense) and shall not agree to any settlement without receiving the Buyer Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. To the extent a Tax Contest Claim would reasonably be expected to materially adversely affect the Tax liability of Buyer Parent or any of its Affiliates (including any member of the Transferred Group), Buyer Parent shall, at its own cost and expense, control the defense employing counsel of its choice, provided that (A) Buyer Parent shall use its best efforts to separate the issues in all material respects into those for which the Sellers would be liable under Section 12.2 or which would otherwise reasonably be expected to result in material adverse Tax consequences to the Seller and all other issues and (B) Seller Parent (along with counsel and other advisors of its choice) shall be entitled to participate at their sole cost and expense in the defense with respect to the issues for which the Sellers would be liable under Section 12.2 or which would otherwise reasonably be expected to result in material adverse Tax consequences to the Seller. From and after the Closing, neither Buyer Parent nor any of its Affiliates (including any member of the Transferred Group) shall agree to settle any Tax Contest Claim that would reasonably be expected to be the subject of indemnification by the Sellers under Section 12.2 or which would otherwise reasonably be expected to result in material adverse Tax consequences to the Seller without the prior written consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

8.3 Tax Cooperation. Buyer Parent and Seller Parent agree to furnish or cause to be furnished to the other, if reasonably requested, as promptly as practicable, such information and assistance relating to the Acquired Assets, Assumed Liabilities, any payment made under this Agreement, and the receipt and ownership of the Stock Consideration by the Sellers, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by any Buyer or Seller as provided herein, the making of any election relating to Taxes, the preparation for any audit by any Governmental Authority and the prosecution or defense of any Proceeding relating to any Tax (subject to the other provisions of this Article VIII). Any expenses incurred in furnishing such information or assistance pursuant to this Section 8.3 shall be borne by the party requesting it. Notwithstanding anything to the contrary in this Section 8.3, no Buyer shall be entitled to review any Tax Return that a Seller joins as a member of an affiliated, consolidated, combined or unitary group except to the extent that such Tax Return relates to a member of the Transferred Group and no Seller shall be entitled to review any Tax Return that a Buyer or any of its Affiliates (including any member of the Transferred Group) joins as a member of an affiliated, consolidated, combined or unitary group except to the extent that such Tax Return relates to a member of the Transferred Group and would reasonably be expected to be the subject of indemnification by the Buyers under Section 12.3.

8.4 Post-Closing Conduct. After the Closing, except as required under applicable Law, Buyer Parent shall not, and shall not cause or permit any of its Subsidiaries (including, after Closing, any member of the Transferred Group) to (i) make, change or revoke any Tax election with respect to the Acquired Assets or any member of the Transferred Group that has any retroactive effect in the portion of any Pre-Closing Tax Period ending on or prior to the

Closing, (ii) grant an extension of any applicable statute of limitations that relates to Taxes with respect to the Acquired Assets that relates to a Pre-Closing Tax Period, (iii) amend or cause to be amended any Tax Return of any member of the Transferred Group that relates to a Pre-Closing Tax Period, (iv) take any action on the Closing Date after the Closing that is outside the Ordinary Course of Business of any member of the Transferred Group, or (v) fail to comply with the terms and conditions of the Puerto Rico Grant, in each case that would reasonably be expected to materially increase the Liability of Sellers for Taxes (including by decreasing the amount of any credits or deductions otherwise available to Sellers), without the prior written consent of the Seller Parent, such consent not to be unreasonably withheld.

8.5 Section 338 Elections. No Buyer shall make or cause to be made any election under Section 338 of the Code (or any analogous provisions of state, local or non-United States income Tax Law) with respect to the purchase of any member of the Transferred Group by any Buyer without the prior written consent of Sellers, which consent may be withheld in the sole discretion of Sellers. A Buyer shall make or cause to be made any election under Section 338 of the Code (or any analogous provisions of state, local or non-United States income Tax Law) with respect to a member of the Transferred Group as is reasonably requested by Seller Parent (a “Seller-Requested Section 338 Election”), provided that a Buyer shall not be required to make any such election unless, in Buyer Parent’s reasonable judgment, such election is not contrary to applicable Law.

8.6 Property Taxes. Seller Parent (or its applicable Affiliate) shall be liable for the proportionate amount of Property Taxes levied with respect to the Acquired Assets that is attributable to the Pre-Closing Tax Period as described in the definition of “Straddle Period,” and Buyer Parent (or its applicable Affiliate) shall be liable for the proportionate amount of Property Taxes levied with respect to the Acquired Assets that is attributable to the Post-Closing Tax Period, as described in the definition of “Straddle Period.” Upon receipt of any bill for such Property Taxes, Buyer Parent (or its Affiliate) or Seller Parent (or its Affiliate), as applicable, shall present a statement to the other Party setting forth the amount of reimbursement to which each is entitled under this Section 8.6 together with such supporting evidence as is reasonably necessary to calculate the proration amount. The undisputed proration amount shall be paid by the Party owing it to the other Party within thirty (30) days after delivery of such statement. In the event that Buyer Parent (or its Affiliate) or Seller Parent (or its Affiliate) makes (or causes to be made) any payment for which it is entitled to reimbursement under this Section 8.6, the applicable Party shall make such reimbursement promptly but in no event later than thirty (30) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.

8.7 Transfer Taxes. All sales, transfer (including German and United Kingdom stamp duty land tax and any other real estate transfer tax), stamp, excise, consumption, documentary, filing, notarization, registration, land value gains, recordation and other similar Taxes (but not including VAT) together with any notarial and registry fees and recording costs (“Transfer Taxes”) resulting from the Pre-Closing Reorganization shall be borne one hundred percent (100%) by Sellers (the “Non-Shared Transfer Taxes”). All Transfer Taxes resulting from the transfer by Sellers of the Acquired Assets to Buyers, including the transfer of the Regulatory Registrations and the Transferred Intellectual Property (collectively, “Shared Transfer Taxes”), shall be borne fifty-percent (50%) by Buyers and fifty-percent (50%) by Sellers provided, that interest, additions and penalties that arise as a result of a Person’s failure to timely and properly pay its portion of the Transfer Taxes shall be borne exclusively by such Person. In the event one Party (or its Affiliate) receives a refund or credit of Shared Transfer Taxes paid pursuant to this Section 8.7, such Party (or its Affiliate) shall remit to the other Party (or its Affiliate) an amount equal to fifty-percent (50%) of the refund or credit received, and in the event Buyer (or its Affiliate) receives a refund or credit of Non-Shared Transfer Taxes paid pursuant to this Section 8.7, Buyer (or its Affiliate) shall pay an amount equal to one hundred percent (100%) of the refund or credit received to Seller. Sellers shall file or cause to be filed all Tax Returns with respect to any Transfer Taxes, and each Buyer agrees to cooperate with Sellers in the filing of any such Tax Returns with respect to the Shared Transfer Taxes, including by promptly supplying any information in its possession that is reasonably necessary for the Sellers to complete such Tax Returns.

8.8 VAT on the Acquired Assets. All VAT shall be handled as follows:

(a) Subject to Section 8.8(c) below, for those jurisdictions that have adopted Art. 19 and Art. 29 of the VAT Directive or, for non EU countries, a Law to the same effect, the Sellers and the Buyer agree that they shall use their reasonable endeavors to ensure that the transfer of Acquired Assets is treated as a “transfer of a totality of assets or part thereof” (in the UK a “transfer of a business as a going concern”) in line with Art. 19 and Art. 29 of the VAT Directive or, for non EU countries, a Law to the same effect, such that no supply of goods or services will take place and the transfer will be out of the scope of the relevant VAT Law, provided that if the relevant Tax authority asserts that Art. 19 or Art. 29 does not apply and such transfer of Acquired Assets is a taxable transaction in line with Title IV of the VAT Directive or, for non EU countries, a Law to the same effect, paragraph (b) below shall apply to such transfer of Acquired Assets.

(b) Subject to Section 8.8(c) below, for those jurisdictions that have not adopted Art. 19 or Art. 29 of the VAT Directive or, for non EU countries, a Law to the same effect, Sellers and Buyers shall agree to a just and reasonable allocation of the portion of the Global Purchase Price minus the Seller Payment, as adjusted pursuant to Section 3.3, and plus Assumed Liabilities corresponding to each particular jurisdiction treating the transfer as a taxable transaction. Such allocation shall be the VAT exclusive consideration for the Acquired Assets in such jurisdiction and VAT shall (to the extent applicable) be payable by the relevant Buyer in addition to such consideration (unless the transfer of the Acquired Assets is subject to a reverse charge scheme in line with Art. 194 et seq. of the VAT Directive or, for non EU countries, a Law to the same effect), upon delivery of a valid VAT invoice. Where the allocation in a particular jurisdiction is further increased, Buyer Parent shall pay, on behalf of the relevant Buyer (where appropriate), to Seller Parent, on behalf of the relevant Seller (where appropriate), an amount equal to any additional VAT that becomes due as a result of such increase, with payment to be made by Buyer Parent, on behalf of the relevant Buyer (where appropriate), on receipt of a valid VAT invoice and where the allocation in a particular jurisdiction is further decreased, Seller Parent, on behalf of the relevant Seller (where appropriate), shall issue a VAT credit note or equivalent to Buyer Parent, on behalf of the relevant Buyer (where appropriate), and shall, to the extent the excess VAT is actually recovered by it or a member of a group to which it belongs for VAT purposes, or is creditable by a Seller against any VAT liability of a Seller or a member of a group to which it belongs for VAT purposes, pay such excess VAT together with any interest to Buyer Parent on behalf of the relevant Buyer (where appropriate). For the avoidance of doubt, any allocation pursuant to this Section 8.8 shall be consistent with the allocation provisions set forth in Section 2.6, so far as possible under applicable Law.

(c) The Sellers and the Buyers shall use their reasonable endeavors to ensure that the transfer of the Transferred Shares is treated as exempt for VAT purposes in compliance with the principles of Art. 135(1)(f) of the VAT Directive or, for non-EU countries, of a Law to the same effect.

(d) In case any Seller is required, in order to satisfy the statutory requirements of the relevant jurisdiction, or may in order to enable Buyers to recover any applicable VAT, to supply the relevant Buyer with an invoice drawn up in compliance with the principles of Title XI, Chapter 3 of the VAT Directive or, for non EU countries, of a Law to the same effect, Seller shall do so.

8.9 Notwithstanding this Article VIII or any other provision of this Agreement, neither Seller Parent nor any of its Affiliates shall be liable for any Taxes related to any actions, elections, or transactions entered into by any of the Buyers.

8.10 Tax-Sharing and Procedures Agreement. Prior to Closing, the Parties shall enter into an agreement which provides for the allocation, sharing, indemnity, and reimbursement of, as well as the conduct of procedures related to, Taxes (including related to claims and payments with respect to claims for UK Group Relief purposes) amongst the Transferred Entities and the other members of any affiliated, consolidated, combined or unitary group of which a Transferred Entity and a Seller are members (the “Tax-Sharing and Procedures Agreement”). The allocations and procedures provided for under the Tax-Sharing and Procedures Agreement shall be consistent with the principles set forth in Treasury Regulations Section 1.1552-1(a)(1) and this Agreement (including Sections 8.2 and 8.3) and, subject to being on arm’s length terms, UK Group Relief legislation.

ARTICLE IX

OTHER AGREEMENTS

9.1 Books and Records; Access; Assistance.

(a) Subject to any limitations imposed by Law, including limitations that are required to preserve any applicable attorney-client privilege, after the Closing, as applicable, Buyers and Sellers shall make reasonably available to each other and their respective Affiliates and Representatives (as reasonably requested) and to any taxing authority or any other Governmental Authority, all books and records to the extent relating to the Business, the Acquired Assets and the Assumed Liabilities for all periods prior to the Closing Date and shall use reasonable best efforts to preserve, for at least six (6) years after the Closing Date or, if applicable and later, the expiration of the applicable statutes of limitations or extension thereof: (i) all such books and records, (ii) Tax work papers, Tax information statements, Tax documents and Tax Returns pertaining to the Business, the Acquired Assets or the Products that apply to

Claims asserted for Taxes related to the matters addressed in such work papers, information statements, documents and returns and (iii) government Contract information, records or documents, to the extent relating to the Business or the Acquired Assets, for the required retention period. Buyers and Sellers shall also make available to each other, during normal business hours when reasonably requested, personnel responsible for preparing or maintaining information, records and documents, in connection with governmental Contracts, each as it relates to the Business, including product Liability and general insurance Liability. Sellers shall have the right to retain copies of all information and documents provided by Sellers to Buyers pursuant to Section 2.1. The right to access provided by this Section 9.1 shall include the right to make copies of accessed documents, provided that (A) all such copies shall be at the sole cost and expense of the requesting Party, and (B) the Party providing access shall have the right to reasonably redact all such documents.

(b) In the event of, and for so long as any Party hereto (or its Affiliates) is prosecuting, participating in, contesting or defending any Proceeding, whenever filed or made, in connection with or involving (i) any transaction contemplated under this Agreement or (ii) the conduct or operation of the Business prior to or after the Closing, the other Party hereto shall, and shall cause its respective Affiliates to, (A) cooperate with it and its counsel in, and assist it and its counsel with, the contest or defense, (B) make available its personnel (including for purposes of fact finding, consultation, interviews, depositions and, if required, as witnesses), and (C) provide such information, testimony and documents, including, but not limited to, books and records, Tax Returns, Contracts, and commitments of the Business, whether stored in paper, electronic, or other format, during normal business hours and upon reasonable notice, in each case as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense (not including employee compensation and benefits costs) of the prosecuting, participating, contesting or defending Party. The covenants in this Section 9.1(b) shall not be deemed to limit the access and cooperation to be provided to Sellers or Buyers pursuant to Section 6.4 or Section 9.1(a).

(c) Notwithstanding the foregoing, this Section 9.1 shall not provide any Buyer or Seller (or Representative of any thereof) any access rights to documents or information of the other Party which access would violate any Laws or obligations regarding the confidentiality thereof (unless any such violation could be and is avoided by the recipient’s execution and delivery of an appropriate confidentiality agreement), or waive any attorney-client, work product, or like privilege, or for the purpose of use in connection with potential or actual litigation, arbitration or mediation between any Buyer or any Affiliate of any Buyer, on the one hand, and any Seller or any Affiliate of any Seller, on the other hand (nor, for the avoidance of doubt, shall any Buyer or any Seller or any of their respective Affiliates have any right to use any document or information obtained from the other pursuant to this Section 9.1 in any such Proceeding).

9.2 Privileged Matters.

(a) Each party hereto acknowledges that: (i) each party and its Affiliates has or may obtain Privileged Information; (ii) there are and/or may be a number of Litigation Matters affecting both of Buyer Parent and Seller Parent; (iii) both Buyer Parent and Seller Parent have a common legal interest in Litigation Matters, in the Privileged Information and in the preservation of the confidential status of the Privileged Information, in each case relating to the Business; and (iv) both Buyer and Seller intend that the transactions contemplated hereby and by the Agreement and the Ancillary Agreements and any transfer of Privileged Information in connection therewith shall not operate as a waiver of any potentially applicable privilege.

(b) Following the Closing, each of Buyer Parent and Seller Parent agrees, on behalf of itself and each of its Subsidiaries, not to disclose or otherwise waive any privilege attaching to any Privileged Information relating to the Business without providing prompt written notice to and obtaining the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed and shall not be withheld, conditioned or delayed if the other party certifies that such disclosure is to be made in response to a likely threat of suspension or debarment or similar action; provided, however, that Buyer shall not be required to give any such notice or obtain any such consent and may make such disclosure or waiver with respect to Privileged Information if such Privileged Information relates solely to the Transferred Business (unless such information relates to matters for which Seller may have indemnification obligations under this Agreement or the Ancillary Agreements). In the event of a disagreement concerning the reasonableness of withholding such consent, no disclosure shall be made prior to a resolution of such disagreement by a court of competent jurisdiction, provided that the limitations in this sentence shall not apply in the case of disclosure required by Law and so certified as provided in the first sentence of this paragraph.

(c) After the Closing, upon receipt of any subpoena or other compulsory disclosure notice from a court, other governmental agency or otherwise which requests disclosure of Privileged Information relating to the Transferred Business, to the extent permitted by Law, Seller Parent or Buyer Parent (in the case of information relating to matters for which Seller may have indemnification obligations under this Agreement or the Ancillary Documents, or in the case of Privileged Information not solely related to the Transferred Business and in which Seller may have an interest), as applicable shall as promptly as practicable provide to the other party (following the notice provisions set forth herein) a copy of such notice, the intended response, and all materials or information that might be disclosed and the proposed date of disclosure. In the event of a disagreement as to the intended response or disclosure, unless and until the disagreement is resolved as provided in paragraph (b) of this Section, the disclosing party shall, at the other party’s expense, cooperate to the extent such other party seeks to limit such disclosure and take all reasonable steps to resist or avoid such disclosure, except as otherwise required by a court order requiring such disclosure.

9.3 Seller Non-Solicitation

(a) Seller Parent agrees that, except as provided in Section 9.3(b) and 9.3(d), it shall not, and it and its Subsidiaries shall use reasonable best efforts to cause its and their Representatives not to, directly or indirectly, solicit, initiate or knowingly encourage any inquiry with respect to, or the making or submission of, any Company Proposal. Seller Parent shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Proposal, or any inquiry or proposal that would reasonably be expected to lead to a Company Proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

(b) If Seller Parent receives a bona fide written Company Proposal or inquiry or proposal from a third party who is intending to make a Company Proposal and such Company Proposal, inquiry or proposal was made after the date of this Agreement and did not result from a breach of this Section 9.3, Seller Parent may take any or all of the following actions: (x) furnish non-public information to the third party (and any Persons working in concert with such third party and to their respective potential financing sources and Representatives) making or intending to make such Company Proposal (provided that all such information which relates to the Business has previously been provided to Buyer Parent or is provided to Buyer Parent substantially concurrently with the time it is provided to such third party), if, and only if, prior to so furnishing such information, Seller Parent receives from the third party an executed confidentiality agreement on terms no less restrictive of such third party than the Confidentiality Agreement and (y) engage in discussions or negotiations with the third party with respect to such Company Proposal. The limitations and obligations set forth in the first sentence of Section 9.3(a) and in this Section 9.3(b) and Section 9.3(c) shall be of no further force or effect following the Financing Contingency Release Date.

(c) As promptly as practicable, and in any event within twenty-four (24) hours, following the receipt by the Company, any of its Subsidiaries or any of their respective representatives of a Company Proposal, Seller Parent shall provide Buyer Parent written notice thereof.

(d) Prior to the Financing Contingency Release Date, Seller Parent shall be permitted to enter into a definitive agreement with respect to a Company Proposal (a “Company Transaction Agreement”) so long as Seller Parent provided written notice of such Company Proposal to Buyer Parent at least two Business Days prior to entering into such definitive agreement and is not in breach of this Section 9.3.

(e) As used in this Agreement, “Company Proposal” means any bona fide proposal or bona fide offer made by any Person for (i) the acquisition of Seller Parent by scheme of arrangement, takeover offer or business combination transaction as a result of which the holders of Seller Parent shares immediately prior to such transaction do not, in the aggregate, own at least 20% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof; (ii) the acquisition by any Person (or the stockholders of any Person) of 80% or more of the outstanding Seller Parent Shares; or (iii) any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving Seller Parent as a result of which the holders of Seller Parent Shares immediately prior to such transaction do not, in the aggregate, own at least 20% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof.

(f) As used in this Agreement, “Financing Contingency Release Date” means the date that Buyer Parent either (i) delivers the Debt Commitment Letter or (ii) irrevocably waives the condition to its obligation to close in Section 10.3(e).

(g) Seller Parent agrees that any violation of the restrictions set forth in this Section 9.3 by any Representative of Seller Parent or any of its Subsidiaries shall constitute a breach by the Seller Parent of this Section 9.3.

9.4 Seller Parent’s Financing Cooperation.

(a) Seller Parent agrees to, and to cause its Subsidiaries to, use reasonable best efforts to provide such assistance (and to use reasonable best efforts to cause its and their respective Representatives to provide such assistance) with respect to the Debt Financing, any Alternative Financing, any Replacement Financing or any equity or equity-linked offerings or placements (collectively, the “Financing”) as is reasonably requested by Buyer Parent, including using reasonable best efforts with respect to: (i) upon request participating in, and assisting with, the due diligence and marketing efforts related to the Financing, including participating in a reasonable number of meetings (including one-on-one meetings or conference calls with the parties acting as agents, arrangers, underwriters or initial purchasers for, and prospective lenders, investors in, and purchasers of, the Financing), presentations, due diligence sessions, drafting sessions, road shows and sessions with prospective lenders, investors and rating agencies and other syndication activities; (ii) delivering to Buyer Parent and its Financing Sources as promptly as reasonably practicable of documentation and other information reasonably requested by the Financing Sources under applicable “know-your customer” and anti-money laundering rules and regulations, including the USA Patriot Act; (iii) furnishing the Buyer Parent and its Financing Sources with (A)(I) the Financial Statements required pursuant to Section 9.14; and (II) any additional audited and unaudited financial statements with respect to the businesses acquired by the Business required by Rule 3-05(b)(2) of Regulation S-X under the Securities Act as would be applicable to a registration statement filed with the SEC on Form S-1 by Buyer Parent (assuming the consummation of the Transactions); and (B) as promptly as practical after requested by Buyer Parent, all financial statements, financial data, audit reports and other information with respect to the Business of the type required by Regulation S-X and Regulation S-K under the Securities Act and other rules and regulations of the SEC as may reasonably be requested by Buyer Parent and of the type and form that would be required in registration statements filed with the SEC on Form S-1 by Buyer Parent (assuming the consummation of the Transactions) (including all information regarding the Business reasonably requested by Buyer Parent to prepare pro forma financial statements meeting the requirements of Regulation S-X) (the information and documents in clauses (A) and (B), collectively, the “Required Information”); (iv) causing its independent auditors to cooperate with the Financing consistent with their customary practice, including by participating in a reasonable number of drafting sessions, providing customary “comfort letters” (including customary “negative assurances”) and customary assistance with the due diligence activities of Buyer Parent and the Financing Sources (including by participating in a reasonable number of accounting due diligence sessions), and customary consents to the inclusion of audit reports in any relevant marketing materials, prospectuses, offering memoranda, registration statements and related government filings; (v) assisting Buyer Parent and the Financing Sources in the preparation of (A) offering documents, prospectuses, registration statements, syndication documents and materials, including bank information memoranda (confidential and public), private placement memoranda, offering memoranda, lender and investor presentations and similar documents for the Financing and (B) materials for rating agency presentations, and similar documents in connection with the Financing; (vi) cooperating reasonably with each Financing Source’s due diligence including in relation to the provision of, and reliance on, any reports produced in connection with the transaction; (vii) executing and delivering customary definitive financing documents, including certificates and other documents, to the extent reasonably requested by Buyer Parent; and (viii) providing customary projected financial information relating only to the Business as reasonably requested by Buyer Parent to permit Buyer Parent to prepare customary projected financial information relating to Buyer Parent (to be prepared on a pro forma basis assuming the consummation of the Transactions) which are customarily required by financing sources for the syndication of credit facilities similar to those described in the Debt Commitment Letter or for purposes of obtaining corporate and debt ratings; provided that the effectiveness of any definitive documentation executed by the Seller Parent or any of its Subsidiaries shall be subject to the consummation of the Transactions. The Seller Parent hereby consents to the use of all of its and its Subsidiaries’ logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Seller Parent or any of its Subsidiaries or the reputation or goodwill of the Seller Parent or any of its Subsidiaries. Notwithstanding any other provision set forth herein or in any other agreement between the Seller Parent and the Buyer Parent (or its affiliates), the Seller Parent agrees that Buyer Parent and its affiliates may share customary projections with respect to the Business with the Financing Sources identified in the Debt Commitment Letter and to any existing lenders of the Buyer Parent, and that Buyer Parent, its affiliates and such Financing Sources may share such information with potential Financing Sources in connection with any marketing efforts in connection with the Financing, provided that the recipients of such information are subject to customary confidentiality arrangements between Buyer Parent and such parties (which need not include Seller Parent). Notwithstanding anything to the contrary in this Agreement, none of the Seller Parent, any of its Subsidiaries or any of its or their respective directors or officers or other personnel shall be required by this Section 9.4 (1) to take any action or provide any assistance that unreasonably interferes with the ongoing operations of the Seller Parent and its Subsidiaries; (2) to pass resolutions or consents to approve or authorize the execution of the Debt Financing or the Debt Financing Documents prior to the Closing (other than customary authorization and representation letters provided in connection with marketing or offering documents); or (3) to execute or deliver any certificate, document, instrument or agreement that is effective prior to the Closing or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing (other than customary authorization and representation letters and a payoff letter with respect to any credit agreement). Buyer Parent shall (1) promptly upon request by the Seller Parent, reimburse the Seller Parent for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Seller Parent or any of its Subsidiaries in connection with providing the assistance contemplated by this Section 9.4 other than accounting costs and expenses incurred in connection with preparing any financial statements or financial information required pursuant to Section 9.14 or included in the Required Information and assisting Buyer Parent with the preparation of pro forma financial statements and (2) indemnify and hold harmless the Seller Parent and its Subsidiaries and its and their respective directors, officers, personnel and advisors from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments and penalties suffered or incurred in connection with the Financing or any assistance or activities in connection therewith (other than arising from, fraud, intentional misrepresentation, misstatements or omissions on the part of the Seller Parent or any of its affiliates or Representatives).

(b) Seller Parent agrees to, and to cause its Subsidiaries to, use reasonable best efforts to provide such assistance (and to use reasonable best efforts to cause its and their respective Representatives to provide such assistance) with respect to obtaining the Debt Commitment Letter as is reasonably requested by Buyer Parent, including cooperating in a timely manner with the Financing Sources’ diligence and otherwise taking in a timely manner such of the actions set out in Section 9.4(a) as are relevant to Buyer Parent obtaining the Debt Commitment Letter within the time period and in the amount contemplated in Section 11.1(e).

9.5 Buyer Parent’s Financing Obligation.

(a) The Parties acknowledge that, except as provided in Section 10.3(e) there is no contingency on Buyer Parent’s obligations under this Agreement related to Buyer Parent’s ability to secure financing. Promptly after entering into the Debt Commitment Letter, Buyer Parent shall deliver to Seller Parent a true and complete copy of the executed Debt Commitment Letter and any related fee letters (redacted as to economic terms and other commercially sensitive numbers and provisions specified in any such fee letter (including any provisions relating to “flex” terms or similar concepts) excluding in each case, any such provisions that could adversely affect the amount of the financing or the Debt Financing Conditions). On and after the date of the Debt Commitment Letter, Buyer Parent shall take, or use its reasonable best efforts to cause to be taken, all actions and do, or use its reasonable best efforts to cause to be done, all things necessary to obtain (x) the Debt Commitment Letter by August 10, 2015 on terms that would satisfy the condition set forth in section 10.3(e) and (y) the Debt Financing on or prior to the Closing Date on the terms and conditions set forth in the Debt Commitment Letter, including: (a) maintaining in effect and enforcing the Debt Commitment Letter and complying with its obligations thereunder; provided, that the Debt Commitment Letter may be amended, supplemented, modified and replaced as permitted pursuant to this Section 9.5; (b) participation by senior management of Buyer Parent in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies; (c) satisfying on a timely basis all conditions to the Debt Financing (including the Debt Financing Conditions) set forth in the Debt Commitment Letter that are reasonably within Buyer Parent’s control; (d) negotiating, executing and delivering Debt Financing Documents that reflect the terms contained in the Debt Commitment Letter (including any “market flex” provisions related thereto); and (e) subject to Section 3.1, drawing the full amount of the Financing, in the event that the conditions set forth in Section 10.1 and Section 10.3, and the Financing Conditions, have been satisfied. Without limiting Buyer Parent’s other obligations under this Section 9.5, if a Financing Failure Event occurs Buyer Parent shall (i) promptly notify the Seller Parent of such Financing Failure Event of which Buyer Parent becomes aware and the reasons therefor, (ii) in consultation with the Seller Parent, use its reasonable best efforts to obtain alternative financing from alternative Financing Sources on terms (including relating to certainty of funding) not materially less favorable to Buyer Parent, with lenders reasonably satisfactory to Buyer Parent, in an amount sufficient, when added to the available cash of Buyer Parent and any portion of the Financing that is available, to consummate the Transactions, as promptly as practicable following the occurrence of such event (such financing, an “Alternative Financing”), and (iii) obtain, and when obtained, provide the Seller Parent with a copy of, a new financing commitment that provides for such Alternative Financing. Buyer Parent shall not, without the Seller Parent’s prior written consent, agree to any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or any Debt Financing Document unless the terms and conditions thereof, as so amended, modified or waived, are in the aggregate at least as favorable to the Seller Parent and Buyer Parent as those contained therein prior to giving effect to such amendment, modification or waiver; provided, that Buyer Parent may, without the Seller Parent’s prior written consent, (x) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter or any Debt Financing Document that would not reasonably be expected to prevent, materially delay or materially impede the timely consummation of the Debt Financing or the Transactions, (y) replace or amend the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter and (z) implement or exercise the “flex” provisions contained in one or more fee letters related to the Debt Financing. Notwithstanding the foregoing, the Parties hereto agree that the following would reasonably be expected to prevent, materially delay or materially impede the timely consummation of the Debt Financing or the Transactions: (i) any amendment, modification or waiver of the conditions to obtaining the Debt Financing, unless such amendment, modification or waiver results in conditions that are in the aggregate substantially equivalent (or that are more favorable to the Seller Parent and Buyer Parent), (ii) any amendment, modification or waiver that reduces the amount of the Debt Financing or (iii) any amendment, modification or waiver that materially adversely affects the ability of Buyer Parent or its affiliates to enforce their rights against the other parties to the Debt Commitment Letter. Buyer Parent shall keep the Seller Parent reasonably informed on a reasonably current basis of the status of its efforts to obtain the Debt Financing.

(b) Notwithstanding any other provision in this Agreement, Buyer Parent shall have the right to substitute the proceeds of consummated equity or equity-linked offerings or debt offerings or other incurrences of debt (including unsecured notes) for all or any portion of the Debt Financing by reducing commitments under the Debt Commitment Letter or any Debt Financing Document; provided, that to the extent any such debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earliest of the consummation of the Transactions on the Closing Date, the termination of this Agreement or the Outside Date as applicable (for the avoidance of doubt as it may be extended pursuant to this Agreement). Further, Buyer Parent shall have the right to substitute commitments in respect of other debt financing for all or any portion of the Debt Financing from the same and/or alternative bona fide third-party financing sources so long as all conditions precedent to effectiveness of definitive documentation for such debt financing have been satisfied and the conditions precedent to funding of such debt financing are in the aggregate, in respect of certainty of funding, substantially equivalent to (or no less favorable in any material respect to the Seller Parent than) the Debt Financing Conditions (any such debt financing which satisfies the foregoing, the “Replacement Financing”; the definitive documentation for any such Replacement Financing, the “Replacement Financing Documents”). The representations, warranties, covenants and other restrictions of Buyer Parent and its affiliates contained in this Agreement with respect to the Debt Financing and the Debt Commitment Letter shall apply equally to any Replacement Financing and Replacement Financing Documents.

9.6 Buyer Conduct; Non-Use.

(a) Buyer Parent agrees that it shall not in any manner or in any location including through entities that Buyer Parent directly or indirectly controls, for the period beginning on the Closing Date until the fifth anniversary of the Closing Date, use the Information (as defined in Section 13.3(c)) to develop, market or commercialize any product that has the same active ingredient and is competitive with any Retained Product. Buyer Parent acknowledges that such Information provides fundamentally competitive information. Seller Parent shall be entitled to specific performance of this provision pursuant to Section 13.11 hereof.

(b) Seller Parent agrees that it shall not in any manner or in any location including through entities that Seller Parent directly or indirectly controls, for the period beginning on the Closing Date hereof until the fifth anniversary of the Closing Date, use the Information (as defined in Section 13.3(c)) to develop, market or commercialize any product that has the same active ingredient and is competitive with any Product. Seller Parent acknowledges that such Information provides fundamentally competitive information. Buyer Parent shall be entitled to specific performance of this provision pursuant to Section 13.11 hereof.

9.7 Wrong Pocket Assets.

(a) If any Acquired Assets remains vested in any Seller or any of their respective Affiliates following Closing, such Seller shall (or shall cause its applicable Affiliate to) transfer such Acquired Asset as soon as reasonably practicable to the Buyer Parent or its designee for no consideration (it being acknowledged and agreed that the Buyer shall have already paid good consideration for all Acquired Assets by paying the Global Purchase Price). The Seller shall notify the Buyer as soon as reasonably practicable upon becoming aware that that there are any Acquired Assets in its possession or control or that of any Affiliate of any Seller.

(b) If any Excluded Asset is vested in the Buyer Parent or any of its Affiliates following Closing, Buyer Parent shall (or shall cause its applicable Affiliate to) transfer such Excluded Asset as soon as reasonably practicable to the Seller Parent or its designee for no consideration (it being acknowledged and agreed that the parties have not agreed to sell such Excluded Asset). Buyer Parent shall notify the Seller Parent as soon as reasonably practicable upon becoming aware that that there are any Excluded Assets in its possession or control or that of any member of the Buyer Group.

9.8 Release of Indemnity Obligations.

(a) Seller Parent and Buyer Parent shall cooperate with each other with a view to entering into arrangements effective as of the Closing whereby Buyer Parent or its Affiliates would be substituted for Seller Parent or any Retained Entity in any guarantees, letters of comfort, indemnities or arrangements entered into by Seller Parent or the Retained Entities in respect of the Business (but only to the extent such guarantees, letters of comfort, indemnities or similar arrangements constitute Assumed Liabilities). If Buyer Parent or its Affiliates cannot enter into the arrangements referred to above, Seller Parent shall not terminate any such guarantee, letter of comfort, indemnity or arrangement without Buyer Parent’s prior written consent; provided, however, that Buyer Parent shall enter into a separate guaranty with Seller Parent or the applicable Retained Entity to guarantee the performance of the obligations of Seller Parent or such Retained Entity, as applicable, under the Contract underlying such guarantee, letter of comfort, indemnity or arrangement to the extent such obligations constitute Assumed Liabilities or terms reasonably acceptable to Buyer Parent.

(b) Effective as of the Closing, Seller Parent shall, and shall cause its Affiliates to, cause all guarantees for money borrowed (under an indenture or otherwise) to be terminated with respect to any member of the Transferred Group. Prior to the Closing Buyer Parent shall and shall cause its Affiliates to use reasonable efforts to cause all other guarantees, letters of comfort, indemnities or arrangements entered into by the Transferred Group on behalf of Seller Parent or any of its Affiliates (other than the Transferred Group and other than to the extent included in Assumed Liabilities), to be unconditionally released or extinguished, together with any ancillary obligations thereto, without further recourse to the Transferred Group or Buyer Parent and its Affiliates.

(c) After the Closing, each of Seller Parent and Buyer Parent, at the request of the other, shall use, and shall cause their respective Affiliates to use, reasonable best efforts to obtain any Consent, substitution or amendment required to novate or assign all Assumed Liabilities to Buyer Parent or its Affiliates and any Excluded Liabilities to Seller Parent or the Retained Entities, and obtain in writing the unconditional release of Seller Parent and its Affiliates with respect to the Assumed Liabilities and the unconditional release of Buyer Parent and its Affiliates with respect to the Excluded Liabilities, the costs of which shall be borne equally by Seller Parent and Buyer Parent.

(d) Seller Parent, on behalf of itself and its Controlled Affiliates, successors, and assigns (all such Persons, together with Seller Parent, the “Seller Release Parties”), as of the Closing, hereby releases and forever discharges Buyer Parent, and its Affiliates, successors and assigns (all such Persons (including the Transferred Entities), together with Buyer Parent, the “Buyer Release Parties”), from any and all Liabilities which the Buyer Release Parties may have or may have had, known or unknown, from the beginning of the world until the Closing, arising out of or against the Transferred Group, the Acquired Assets or the Business; provided that nothing herein constitutes a release from, waiver of, or otherwise applies to the terms of this Agreement or any Ancillary Documents or any enforcement thereof. Seller Parent, for itself and the Seller Release Parties, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced or voluntarily aiding, any proceeding of any kind against any Buyer Release Party, based upon any matter purported to be released hereby.

(e) Buyer Parent, on behalf of the Transferred Group and their successors, and assigns, as of the Closing, hereby releases and forever discharges Seller Parent, and its Affiliates, successors and assigns (all such Persons (excluding the Transferred Group), together with Seller Parent, the “Transferred Group Release Parties”), from any and all Liabilities which the Transferred Group Release Parties may have or may have had, known or unknown, from the beginning of the world until the Closing, to the Transferred Group or otherwise arising out of or against the Excluded Assets and the Retained Business; provided that nothing herein constitutes a release from, waiver of, or otherwise applies to the terms of this Agreement or any Ancillary Documents or any enforcement thereof. From and after the Closing, Buyer Parent on behalf of the Transferred Group, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced or voluntarily aiding, any proceeding of any kind against any Seller Release Party, based upon any matter purported to be released hereby.

9.9 Use of Name.

(a) None of the Transferred Group shall hold itself out as continuing to be owned by Allergan. Except as expressly provided herein, effective as of the Closing, Seller Parent hereby covenants and agrees, on behalf of itself and its Affiliates, that it shall not use, license, sublicense, or otherwise permit any Person to use, any trade or service marks, trade or service names or logos including the word “Warner Chilcott” or “Forest Labs” (collectively, the “Allergan Marks”) in connection with the Products; provided, however, that Buyer Parent and its Affiliates shall use commercially reasonable efforts to remove the Allergan Marks and in any event within the period of up to three (3) years after the Closing Date (the “Allergan Transition Period”) to change or remove external or internal signage to change or remove external or internal signage using any of the Allergan Marks, remove the Allergan Marks from any business names, transition any Internet sites to domain names not including any Allergan Marks and to sell, destroy or otherwise dispose of (subject to the terms of this Agreement) any materials or inventory bearing any of the Allergan Marks. For the avoidance of doubt, such activities during the Transition Period will only be for wind-down purposes, and Seller Parent will not, and will ensure that its Affiliates do not, actively use the Allergan Marks in marketing or promotional activities during the Transition Period. With immediate effect upon the expiration of the Transition Period, Seller Parent will, and will cause its Affiliates to, cease all such wind-down use of the Allergan Marks, but will retain the right to use the terminated Allergan Marks, as applicable, after the expiration of the Allergan Transition Period solely for record keeping or administrative purposes, including the retention and use of historical or archived documents (including customer contracts and promotional materials) containing or referencing the Allergan Marks, as applicable (and not for any marketing or promotional purposes). Notwithstanding the foregoing, in no event will Seller Parent or its Affiliates register any Trademark (including any Internet domain name) containing or confusingly similar to any Allergan Marks.

(b) Effective as of the Closing, Seller Parent shall cease, and shall cause its Affiliates to cease, the use, or display of any trade or service marks, trade or service names or logos including the word “Actavis” (collectively, the “Actavis Marks”); provided, however, that Seller Parent and its Affiliates shall have a period of up to three (3) years after the Closing Date (the “Actavis Transition Period”) to change or remove external or internal signage to change or remove external or internal signage using any of the Actavis Marks, remove the Actavis Marks from any business names, transition any Internet sites to domain names not including any Actavis Marks and to sell, destroy or otherwise dispose of (subject to the terms of this Agreement) any materials or inventory bearing any of the Actavis Marks. For the avoidance of doubt, such activities during the Transition Period will only be for wind-down purposes, and Seller Parent will not, and will ensure that its Affiliates do not, actively use the Actavis Marks in marketing or promotional activities during the Transition Period. With immediate effect upon the expiration of the Transition Period, Seller Parent will, and will cause its Affiliates to, cease all such wind-down use of the Actavis Marks, but will retain the right to use the terminated Actavis Marks, as applicable, after the expiration of the Actavis Transition Period solely for record keeping or administrative purposes, including the retention and use of historical or archived documents (including customer contracts and promotional materials) containing or referencing the Actavis Marks, as applicable (and not for any marketing or promotional purposes). Notwithstanding the foregoing, in no event will Seller Parent or its Affiliates register any Trademark (including any Internet domain name) containing or confusingly similar to any Actavis Marks.

9.10 Directors and Officers.

(a) Prior to the Closing Date, Seller Parent shall cause each entity in the Transferred Group to hold such corporate or other meetings as are necessary pursuant to applicable Laws to discharge the members of each board of directors or equivalent governing body of such entity with effect as of the Closing. Effective as of the Closing, Seller Parent, for and on behalf of itself and its Affiliates, hereby acquits, releases and discharges each entity in the Transferred Group from any and all Liabilities as of the Closing to Seller or any of its Controlled Affiliates (other than the Transferred Group) that arise out of or are in connection with the Transferred Group. Seller Parent shall cause its other Affiliates to use their reasonable best efforts to take, or cause to be taken, all appropriate action and to execute and deliver such documents and other papers, as may be required to effect the release set forth in this Section 9.10(a).

(b) Buyer Parent agrees that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Transferred Group as provided in their respective Organizational Documents or in any agreement as in effect on the date hereof and which has prior to the date hereof been made available to Buyer Parent shall survive the Closing.

9.11 Ancillary Agreements. Each of Buyer Parent and Seller Parent shall use its reasonable best efforts to negotiate in good faith (to the extent not already in agreed form) and agree upon definitive forms for the Ancillary Agreements, which definitive forms shall incorporate usual and customary provisions for similar agreements, as applicable, unless otherwise agreed by Buyer Parent and Seller Parent. The terms of the Manufacturing Agreements shall be consistent with the terms set forth in Exhibit B and the terms of the Transition Services Agreement and Reverse Transition Services Agreement shall be consistent with the terms set forth in Section 6.3(b).

9.12 Employee Non-Solicit.

(a) Beginning on the Closing Date, neither Seller Parent nor any of its Affiliates (including its directors, officers and agents) shall, prior to the first (1st) anniversary of the Closing Date, directly or indirectly, solicit for purposes of employment, offer to hire, hire or enter into any employment agreement with any Continuing Employee, or otherwise solicit, induce or otherwise encourage any Continuing Employee to discontinue, refrain from entering into any employment relationship (contractual or otherwise) with Buyer Group or during the period prior to Closing, reassign any such Person’s duties and responsibilities to functions not Related to the Business; provided, however, that notwithstanding the foregoing, for purposes of this Agreement, Seller Parent and its Affiliates shall not be prohibited from placing general advertisements or conducting general employment solicitations (including via a search firm inquiry) that are not targeted at any employee of Buyer Group.

(b) Beginning on the Closing Date, neither Buyer Parent nor any of its Affiliates (including its directors, officers and agents) shall, prior to the first (1st) anniversary of the Closing Date, directly or indirectly, solicit for purposes of employment, offer to hire, hire or enter into any employment agreement with any Non-Business Employee, or otherwise solicit, induce or otherwise encourage any Non-Business Employee to discontinue or refrain from entering into any employment relationship (contractual or otherwise) with Seller Parent or any Seller Parent Subsidiary; provided, however, that notwithstanding the foregoing, for purposes of this Agreement, Buyer Parent and its Affiliates shall not be prohibited from placing general advertisements or conducting general employment solicitations (including via a search firm inquiry) that are not targeted at any employee of Seller Parent or any Seller Parent Subsidiary.

9.13 Divestitures. Seller Parent shall agree if reasonably requested by Buyer Parent so as to permit (or as identified by Buyer Parent as reasonably likely to be necessary to permit) the expiration or termination of the applicable waiting periods under the HSR Act or the receipt of any other Consent under any other Foreign Antitrust Law, in each case as soon as practicable after the date of this Agreement (but in any event not later than the Outside Date), to effect and agree to any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any of the Acquired Assets or assets and Liabilities of the Transferred Group, and take such action or actions that would in the aggregate have a similar effect; provided, however, that any such sale, divestiture, license, holding separate or other similar arrangement, disposition, restriction or action or actions (each, a “Potential Sale Transaction”) is conditioned on the occurrence of, and shall become effective only from and after, the Closing. Without limiting the foregoing, to the extent requested by Buyer Parent, Seller Parent shall, and shall cause its Subsidiaries to, cooperate with Buyer Parent to facilitate the Potential Sale Transaction. To the extent reasonably requested by Buyer Parent, Seller Parent shall and shall cause its Subsidiaries to (a) enter into confidentiality agreements containing customary terms with any Persons who Buyer Parent identifies to Seller Parent as potential purchasers in a Potential Sale Transaction (such potential purchasers to be referred to as “Potential Purchasers”), (b) permit Potential Purchasers to conduct (and cooperate with such Potential Purchasers’) reasonable documentary and other investigations with respect to such Potential Sale Transaction (provided, that any such Potential Purchaser executes and delivers to Seller Parent a confidentiality agreement containing customary terms), (c) comply with any applicable right of first refusal, right of first offer, right of approval and similar provisions that may be applicable to a proposed transfer of a Potential Sale Transaction, and (d) deliver such notices, make such filings and execute such contracts relating to the Potential Sale Transaction as reasonably requested by Buyer Parent and at Buyer Parent’s expense.

9.14 Financial Statements. At Seller Parent’s sole cost and expense, Seller Parent shall (i) deliver to Buyer Parent, no later than 120 days following the date of this Agreement, (A) audited combined balance sheets, income statements and statements of cash flows and shareholder’s equity (deficit) of the Business and prepared on a “predecessor” basis (which shall have been reviewed by Seller Parent’s independent accountants in accordance with the Statement on Auditing Standards No. 100) on an historical basis taking into account adjustments required by Regulation S-X and prepared on a “predecessor” basis as of and for the years ending

December 31, 2012, December 31, 2013 and December 31, 2014 (such audited combined financial statements, the “Audited Financial Statements”) and (B) unaudited combined balance sheets, income statements and statements of cash flows and shareholder’s equity (deficit) of the Business (which shall have been reviewed by Seller Parent’s independent accountants in accordance with the Statement on Auditing Standards No. 100) as of and for the quarter ended March 31, 2015 and the quarter and the six-month period ended June 30, 2015 (and the corresponding periods from the previous year), (ii) after the date of this Agreement and prior to Closing, deliver to Buyer Parent no later than 40 days following the end of each fiscal quarter (except the fourth quarter of any fiscal year) unaudited combined balance sheets, income statements and statements of cash flows and shareholder’s equity (deficit) of the Business on an historical basis taking into account adjustments required by Regulation S-X and prepared on a “predecessor” basis (which shall have been reviewed by Seller Parent’s independent accountants in accordance with the Statement on Auditing Standards No. 100) as of and for such fiscal quarter and, if applicable, the six-month and nine-month period then ended (and the corresponding fiscal quarter and interim period from the previous year) (together with the financial statements required pursuant to clause (i)(B) above, the “Interim Financial Statements”), and (iii) after the date of this Agreement and prior to Closing, deliver to Buyer Parent no later than 60 days following the end of each fiscal year audited combined balance sheets, income statements and statements of cash flows and shareholder’s equity (deficit) of the Business as of and for the completed fiscal year taking into account adjustments required by Regulation S-X and prepared on a “predecessor” basis (together with an unqualified report of Seller Parent’s independent accountants thereon) of the Business (together with the Audited Financial Statements and the Interim Financial Statements, the “Financial Statements”). The Financial Statements shall be prepared in accordance with U.S. GAAP and shall be in compliance in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act that would apply in order for a registration statement filed with the SEC on Form S-1 that contains such Financial Statements to be declared effective.

9.15 Seller Debt. Effective as of the Closing, no Transferred Group shall have, and Buyer Parent and its Affiliates shall not be required to assume, any indebtedness for borrowed money.

ARTICLE X

CONDITIONS TO CLOSING

10.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the Transactions at Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions, any and all of which may be waived, in whole or in part in writing, by Seller Parent and Buyer Parent, as the case may be, to the extent permitted by law:

(a) No Adverse Law or Order (other than any Antitrust Law) that is of material economic significance to the Transactions or would result in a criminal liability on the part of any officer or director of the Buyers or the Sellers shall be in effect; and

(b) All applicable waiting periods (or extensions thereof) or necessary approvals relating to the Transactions under the HSR Act and the Antitrust Laws of the European Union shall have expired, been terminated or received, and no order, judgment or decree shall have been issued by, and no legal proceeding shall have been threatened in writing by or pending before, a Governmental Authority under any Antitrust Law of the United States or the European Union, against the Seller Parent or Buyer Parent that is reasonably likely to temporarily or permanently enjoin, restrain or prevent the consummation of the Transactions.

10.2 Conditions to Sellers’ Obligations. The obligation of Sellers to consummate the Transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions, unless waived in writing by Seller Parent:

(a) the representations and warranties set forth in (i) Section 5.7 [Absence of Certain Changes or Events] and Section 5.11 [Required Vote] shall be true and correct as of the date of this Agreement and at and as of the Closing as if made on the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date) and (ii) the remainder of Article V shall be true and correct as of the date of this Agreement and at and as of the Closing as if made on the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date), except, in the case of this clause (ii), for inaccuracies that, individually or in the aggregate, have not and could not reasonably be expected to have a Buyer Material Adverse Effect (with such representations and warranties in this clause (ii) read for such purposes without any materiality or Buyer Material Adverse Effect qualifications);

(b) Buyer Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing;

(c) Since the date of this Agreement, no Effects have occurred which, individually or in the aggregate, have had (and have continued to have) or would reasonably be expected to have, a Buyer Material Adverse Effect;

(d) Buyer Parent shall have delivered, or caused the applicable Buyer to have delivered, to Seller Parent:

(i) each of the documents required to be delivered to Buyer Parent or its Affiliates pursuant to clause (iii) of Section 3.2(a)(ii); and

(ii) a certificate dated as of the Closing Date, signed by duly authorized officer of Buyer Parent, certifying that the conditions set forth in Section 10.2(a) and Section 10.2(b) have been duly satisfied in all respects.

10.3 Conditions of Buyers’ Obligations. The obligation of Buyers to consummate the Transactions contemplated by this Agreement and to take the other actions required to be taken by Buyers at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions, unless waived in writing by Buyer Parent:

(a) the representations and warranties set forth in (i) Section 4.9(a) [Absence of Certain Changes or Events], Section 4.18 [Required Vote] and Section 4.22 [No Undisclosed Liabilities] shall be true and correct as of the date of this Agreement and at and as of the Closing as if made on the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date) and (ii) the remainder of Article IV above shall be true and correct as of the date of this Agreement and at and as of the Closing Date as if made on the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date), except, in the case of this clause (ii), for inaccuracies of the representations and warranties that, individually or in the aggregate, do not have and could not reasonably be expected to have a Seller Material Adverse Effect (with such representations and warranties in this clause (ii) read for such purposes without any materiality or Seller Material Adverse Effect qualifications);

(b) Seller Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing;

(c) Since the date of this Agreement, no Effects have occurred which, individually or in the aggregate, have had (and have continued to have) or would reasonably be expected to have, Seller Material Adverse Effect; and

(d) Seller Parent shall have delivered, or caused the applicable Seller to have delivered, to Buyer Parent:

(i) each of the documents required to be delivered to Buyer Parent pursuant to clauses (iii) and (iv) of Section 3.2(a)(i); and

(ii) a certificate dated as of the Closing Date, signed by a duly authorized officer of Seller Parent, certifying that the conditions set forth in Sections 10.3(a) and Section 10.3(b) have been duly satisfied in all respects

(e) Buyer Parent (or one or more of Buyer Parent and the other Buyers) has obtained the Debt Commitment Letter (which shall be subject to a termination date for such financing commitment that is no sooner than the Outside Date), providing for debt commitments in an aggregate principal amount equal to at least $33,750,000,000.

10.4 Frustration of Closing Conditions. Except as required by Law, neither Seller Parent nor Buyer Parent may rely on the failure of any condition set forth in Section 10.1 or Section 10.2 or Section 10.3, as the case may be, to be satisfied if such failure was caused by such Party’s material breach of this Agreement.

ARTICLE XI

TERMINATION

11.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written Consent of Seller Parent and Buyer Parent;

(b) by Seller Parent or Buyer Parent if the Closing has not occurred by midnight, Eastern Time, at the end of the day on July 26, 2016 (as it may be extended pursuant to the first or third proviso of this Section 11.1(b), the “Outside Date”); provided, however, that if the Marketing Period has commenced on or prior to the Outside Date, but has not concluded as of the Outside Date, the Outside Date shall be extended to the fifth Business Day following the conclusion of the Marketing Period; provided, further, that the right to terminate this Agreement pursuant to this Section 11.1(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the Closing not occurring prior to the Outside Date; provided, however, either Buyer Parent or Seller Parent may, within three (3) business days immediately prior to July 26, 2016, elect to extend the Outside Date by delivering a written notice to the other Party stating that if on the Outside Date, the conditions set forth in Section 10.1(b) have not been satisfied or waived but all other conditions to the Closing set forth in Article X have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied on July 26, 2016), then the Outside Date shall be extended by three (3) months until October 26, 2016;

(c) by Seller Parent by written notice to Buyer Parent, if Buyers shall have breached any of their representations or warranties or failed to comply with any of their covenants or agreements contained in this Agreement, which breach or failure (i) would give rise to the failure of the conditions set forth in Section 10.2(a) or Section 10.2(b) and (ii) is incapable of being cured, or is not cured, by Buyers within thirty (30) days following receipt of written notice of such breach or failure to comply from Seller Parent; provided, however, that the right to terminate this Agreement under this Section 11.1(c) shall not be available to Seller Parent if Seller Parent has breached any of its representations or warranties or failed to comply with any of its covenants or agreements contained in this Agreement such that the conditions set forth in Section 10.3(a) or Section 10.3(b) could not then be satisfied;

(d) by Buyer Parent by written notice to Seller Parent, if Sellers shall have breached any of their representations or warranties or failed to comply with any of their covenants or agreements contained in this Agreement, which breach or failure (i) would give rise to the failure of the conditions set forth in Section 10.3(a) and Section 10.3(b) and (ii) is incapable of being cured, or is not cured, by Sellers within thirty (30) days following receipt of written notice of such breach or failure to comply from Buyer Parent; provided, however, that the right to terminate this Agreement under this Section 11.1(d) shall not be available to Buyer Parent if Buyer Parent has breached any of its representations or warranties or failed to comply with any of their covenants or agreements contained in this Agreement such that the conditions set forth in Section 10.2(a) or Section 10.2(b) could not then be satisfied;

(e) by Seller Parent if by August 10, 2015, Buyer Parent shall not have obtained and provided to Seller Parent the Debt Commitment Letter (which shall be subject to a termination date for such financing commitment that is no sooner than the Outside Date), providing for debt commitments in an aggregate principal amount equal to at least $33,750,000,000; provided that the termination right under this Section 11.1(e) shall expire when such a Debt Commitment Letter is delivered;

(f) by either Seller Parent or Buyer Parent by written notice to the other, in the event of any final and nonappealable Adverse Law or Order which would result in the conditions set forth in Section 10.1(b) failing to be satisfied; or

(g) by Seller Parent prior to the Financing Contingency Release Date, in order to enter into a Company Transaction Agreement; provided that (i) substantially concurrent with the termination of this Agreement, Seller Parent enters into such Company Transaction Agreement, (ii) Seller Parent has not materially breached its obligations in Section 9.3, (iii) the Company Transaction Agreement expressly requires Seller Parent to terminate this Agreement and (iv) Seller Parent pays Buyer Parent the Seller Break Fee pursuant to Section 11.2 (for the avoidance of doubt, Seller Parent shall not be obligated to terminate this Agreement as a result of entering into a Company Transaction Agreement.

11.2 Buyer Break Fee.

(a) In the event that (i) this Agreement is terminated by Seller Parent pursuant to Section 11.1(e), and (ii) on or prior to such termination one or more Sellers were not in material breach of the terms of Section 9.4(b), then Buyer Parent shall pay, or cause to be paid, to Seller Parent, an amount equal to $2,500,000,000.

(b) In the event that (i) this Agreement is terminated by Seller Parent or Buyer Parent pursuant to Section 11.1(b) or Section 11.1(f), (ii) on or prior to such termination, one or more Sellers were not in material breach of the terms of Section 6.2 and (iii) the conditions set forth in Section 10.1(a) (in the case of an Adverse Law or Order relating to an Antitrust Law) or Section 10.1(b) have not been satisfied as of the date of termination, then Buyer Parent shall pay, or cause to be paid, to Seller Parent, an amount equal to $1,000,000,000.

(c) The amounts payable pursuant to this Section 11.2(c) (each, a “Buyer Break Fee”) shall be paid by wire transfer of immediately available funds to one or more accounts (but no more than three) specified by Seller Parent in writing to Buyer Parent on the second Business Day following termination of this Agreement and shall be paid by the fifth Business Day following termination of this Agreement. For the avoidance of doubt, in no event shall Buyer Parent be obligated to pay or cause to be paid a Buyer Break Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, in the event a termination pursuant to Section 11.1(b), Section 11.1(f) or Section 11.1(e) occurs, Seller Parent’s right to receive payment of a Buyer Break Fee shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Sellers and their Affiliates against Buyer Parent, its Affiliates and the Financing Sources.

11.3 Seller Break Fee.

(a) In the event that this Agreement is terminated by Seller Parent pursuant to Section 11.1(g), then Seller Parent shall pay, or cause to be paid, to Buyer Parent, an amount equal to $2,500,000,000 (the “Seller Break Fee”). The Seller Break Fee payable pursuant to this Section 11.3 shall be paid by wire transfer of immediately available funds to one or more accounts specified by Buyer Parent in writing to Seller Parent on the second Business Day following termination of this Agreement pursuant to Section 11.1(g), without offset or deduction of any kind. For the avoidance of doubt, in no event shall Seller Parent be obligated to pay, or cause to be paid, the Seller Break Fee pursuant to this Section 11.3 on more than one occasion. Notwithstanding anything to the contrary in this Agreement, in the event a termination pursuant to Section 11.1(b), Section 11.1(f) occurs, Buyer Parent’s right to receive payment of the Seller Break Fee shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Buyers and their Affiliates against Seller Parent and its Affiliates.

11.4 Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the Transactions pursuant to Section 11.1, written notice thereof shall forthwith be given by the terminating Party to the other Party, Buyer Parent shall return to Seller Parent or destroy all documents, work papers and other materials of Sellers relating to the Business and to the Transactions, whether so obtained before or after the execution hereof (other than, in the case of Buyer Parent or its Affiliates, to its counsel, accountants, financial advisors or lenders, and in the case of Seller Parent or its Affiliates, to its counsel, accountants or financial advisors), and no Party to this Agreement shall have any Liability under this Agreement to any other Party except (i) as otherwise provided in this Article XI or (ii) for any Liability of any Party then in breach of this Agreement; provided, however, that the confidentiality provisions contained in Article XIII shall survive the termination of this Agreement except that Section 13.3 shall have no effect and the Confidentiality Agreement shall govern the confidentiality obligations of each Party.

ARTICLE XII

INDEMNIFICATION

12.1 Survival; Effect of Materiality Qualifiers.

(a) The representations and warranties of Sellers and Buyer Parent contained in this Agreement shall survive the Closing for the period set forth in this Section 12.1. All representations and warranties contained in this Agreement and all claims with respect thereto shall terminate upon the expiration of fifteen (15) months after the Closing Date, except that (a) the representations and warranties contained in Section 4.1 [Qualification, Organization, Subsidiaries, Etc.], Section 4.2 [Corporate Authority Relative to this Agreement; No Violation], Section 4.6 [Transferred Entities] (together, the “Seller Fundamental Representations”), Section 5.2 [Share Capital] and Section 5.3 [Corporate Authority Relative to this Agreement; No Violation] (together, the “Buyer Fundamental Representations”) and all claims with respect thereto shall survive forever, and (b) the representations and warranties contained in Section 4.14 [Tax Matters] and all claims with respect thereto shall survive until the expiration of the applicable statute of limitations, giving effect to any extensions thereof. In the event that notice of any claim for indemnification under this Article XII has been given pursuant to Section 12.4 or Section 12.5, as the case may be, within the applicable survival period, the representations and warranties that are the subject of such indemnification claim (and the right to pursue such claim) shall survive with respect to such claim until such time as such claim is finally resolved. It is the intention of the Parties that the survival periods and termination date set forth in this Section 12.1 supersede a statute of limitation applicable to such representations and warranties or claim with respect thereof. The right of a Person to any remedy pursuant to this Article XII shall not be affected by any investigation or examination conducted, or any knowledge possessed or acquired

(or capable of being possessed or acquired), by such Person at any time concerning any circumstance, action, omission or event relating to the accuracy or performance of any representation, warranty, covenant or obligation.

(b) In determining whether any representation or warranty in this Agreement was true and correct as of any particular date and the amount of any Losses in respect of the failure of any such representation or warranty to be true and correct as of any particular date, any qualification or limitation as to materiality (whether by reference to material adverse effect or otherwise) contained in such representation or warranty shall be disregarded; provided that this Section 12.1(b) shall not apply to the representations and warranties in Sections 4.3 [Financial Information], 4.9 [Absence of Certain Changes or Events], 4.10(a) [Business Contracts] 4.20 [Acquired Assets] and 4.22 [No Undisclosed Liabilities].

12.2 Indemnification by Sellers.

(a) From and after the Closing and subject to the provisions of this Section 12.2, Seller Parent shall indemnify, defend and hold harmless Buyers, their Affiliates and their respective officers, directors, employees, agents, successors and permitted assigns, (collectively, the “Buyer Indemnified Parties”) from, against and in respect of any and all Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Buyer Indemnified Parties, whether in respect of third party claims, claims between the Parties, or otherwise, directly or indirectly relating to, arising out of, resulting from, based upon, with respect to or by reason of:

(i) the breach of any representation or warranty made by Sellers in this Agreement or any certificate delivered pursuant to this Agreement;

(ii) the breach of any covenant or agreement made by Sellers in this Agreement or any certificate delivered pursuant to this Agreement;

(iii) any Excluded Liability; and

(iv) any Indebtedness of the Business or the Transferred Group at Closing to the extent not taken into account in Closing Net Cash.

(b) Notwithstanding anything to the contrary contained in this Agreement other than Section 12.2(a):

(i) the indemnification provided in Section 12.2(a)(i) shall be the sole and exclusive post-Closing remedy available to Buyer Indemnified Parties, for any Losses arising out of or in connection with any breach or alleged breach of any representation or warranty contained in this Agreement;

(ii) Sellers shall have no liability for any claim for indemnification pursuant to Section 12.2(a)(i) unless (A) the Losses for which the Sellers would be responsible for such claim and all related claims exceed the De Minimis Amount and (B) the aggregate amount of Losses (excluding all Losses associated with claims less than the De Minimis Amount) exceeds the Deductible; provided further, that, each claim with respect to Taxes arising out of a particular subject matter, set of facts, events or circumstances in a taxing jurisdiction in any Tax period shall be treated as a separate claim with respect to such Taxes for purposes of this Section 12.2;

(iii) subject to Section 12.2(c), the maximum aggregate amount of indemnifiable Losses arising out of or resulting from the causes enumerated in Section 12.2(a)(i) that may be recovered from Sellers shall not exceed $500,000,000 (the “Cap”); and

(iv) the limitations in Section 12.2(b)(ii) and (iii) shall not apply to any Losses as a result of inaccuracies in the representations and warranties contained in Section 4.6(a) [Transferred Entities] and any such Losses shall not be counted in determining the thresholds or the Cap.

(c) Notwithstanding the limitations in Section 12.2(b)(iii), if the aggregate amount of indemnifiable Losses arising as a result of inaccuracies in Section 4.20(a) and (b) [Acquired Assets] (excluding all Losses associated with claims less than the De Minimis Amount and excluding all Losses to the extent less than the Deductible and including any Damages only in excess thereof) exceeds $1,000,000,000 in excess of the Cap, (the “Acquired Assets Threshold”), Sellers shall then be liable for any such Losses in excess of the Acquired Assets Threshold, up to an aggregate maximum amount of $1,000,000,000 (exclusive of any amounts paid up to the Cap).

(d) For the avoidance of doubt, any amounts taken into account in Closing Net Cash or Closing Date Net Working Capital shall not be taken into account under this Section 12.2.

12.3 Indemnification by Buyer.

(a) From and after the Closing and subject to the provisions of this Section 12.3, Buyer Parent shall indemnify, defend and hold harmless Sellers, their respective Affiliates and their and their Affiliates’ respective officers, directors, employees, agents, successors and permitted assigns (collectively, the “Seller Indemnified Parties”, and each of the Buyer Indemnified Parties and the Seller Indemnified Parties, an “Indemnified Party”) from, against and in respect of any and all Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Seller Indemnified Parties, whether in respect of third party claims, claims between the Parties, or otherwise, directly or indirectly relating to, arising out of, resulting from, based upon, with respect to or by reason of:

(i) the breach of any representation or warranty made by Buyers in this Agreement or any certificate delivered by Buyers pursuant to this Agreement;

(ii) the breach of any covenant or agreement made by Buyers in this Agreement or any certificate delivered pursuant to this Agreement;

(iii) any Assumed Liability; and

(iv) all Liabilities and Claims relating to the operation of the Acquired Assets (including those assets of the Transferred Entities that would be Acquired Assets if not owned by a member of the Transferred Group) to the extent such Liabilities or Claims are not Excluded Liabilities.

(b) Notwithstanding anything to the contrary contained in this Agreement other than Section 12.3(a):

(i) the indemnification provided in Section 12.3(a)(i) shall be the sole and exclusive post-Closing remedy available to the Seller Indemnified Parties, as against Buyer for any Losses arising out of or in connection with any breach or alleged breach of any representation or warranty contained in this Agreement;

(ii) Buyers shall have no liability for any claim for indemnification pursuant to Section 12.2(a)(i) unless (A) the Losses for which the Sellers would be responsible for such claim and all related claims exceed the De Minimis Amount and (B) the aggregate amount of such Losses (excluding all Losses associated with claims less than the De Minimis Amount) exceeds the Deductible; provided further, that, each claim with respect to Taxes arising out of a particular subject matter, set of facts, events or circumstances in a taxing jurisdiction in any Tax period shall be treated as a separate claim with respect to such Taxes for purposes of this Section 12.23;

(iii) the maximum aggregate amount of indemnifiable Losses arising out of or resulting from the causes enumerated in Section 12.2(a)(i) that may be recovered from Buyers shall not exceed the Cap; and

(iv) the limitations in Section 12.3(b)(ii) and (iii) shall not apply to any Losses as a result of inaccuracies in the representations and warranties of Buyer Parent in Section 5.2(e) [Share Capital], and any such Losses shall not be counted in determining the thresholds or the Cap.

12.4 Third Party Claim Indemnification Procedures.

(a) Except as provided in Section 8.2 with respect to Tax Contest Claims, in the event that any claim or demand for which an indemnifying party (an “Indemnifying Party”) may have liability to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third Party Claim”), such Indemnified Party shall promptly, but in no event more than ten days following such Indemnified Party’s receipt of a Third Party Claim, notify the Indemnifying Party in writing of such Third Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure timely to give a Claim Notice shall affect the rights of an Indemnified Party hereunder only to the extent that such failure has a prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Third Party Claim. The Indemnifying Party shall have 90 days (or such lesser number of days set forth in the

Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim.

(b) In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense, with counsel reasonably satisfactory to the Indemnified Party at its expense. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its own cost and expense. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, delayed or conditioned), settle, compromise or offer to settle or compromise any Third Party Claim on a basis that would result in (i) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates, (ii) a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates, (iii) a finding or admission that would have an adverse effect to no more than a de minimis extent on other claims made or threatened against the Indemnified Party or any of its Affiliates, (iv) except to the extent within the De Minimis Amount, any monetary liability of the Indemnified Party that will not be promptly paid or reimbursed by the Indemnifying Party or (v) any non-monetary condition or obligation being imposed on any Indemnified Party or any of its Affiliates that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates.

(c) If the Indemnifying Party elects not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, the Indemnified Party shall have the right but not the obligation to assume its own defense, it being understood that any right of the Indemnified Party to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. The Indemnifying Party shall have no liability with respect to a Third Party Claim settled without its consent, which consent shall not be unreasonably withheld or delayed.

(d) The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third Party Claim, including by providing access to each other’s relevant business records and other documents and employees, it being understood that the costs and expenses of the Indemnified Party relating thereto shall be considered Losses. The Indemnified Party and the Indemnifying Party shall keep each other fully informed with respect to the status of such Third Party Claim.

(e) The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(f) Each of Buyer Parent and Seller Parent hereby consents to the non-exclusive jurisdiction of any court in which a Third Party Claim is brought for purposes of any claim for indemnification or reimbursement with respect to such Third Party Claim or the matters alleged therein.

12.5 Direct Claims. Except as provided in Section 8.2 with respect to Tax Contest Claims, if an Indemnified Party wishes to make a claim for indemnification hereunder for a Loss that does not result from a Third Party Claim (a “Direct Claim”), the Indemnified Party shall notify the Indemnifying Party in writing of such Direct Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Direct Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto. The Indemnifying Party shall have a period of 30 days within which to respond to such Direct Claim. If the Indemnifying Party does not respond within such 30-day period, the Indemnifying Party will be deemed to have accepted the Direct Claim. If the Indemnifying Party rejects all or any part of the Direct Claim, the Indemnified Party shall be free to seek enforcement of its rights to indemnification under this Agreement with respect to such Direct Claim.

12.6 Adjustments to Losses.

(a) Insurance. In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person, in each case relating to the Third Party Claim or the Direct Claim, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds (including any increased premiums resulting therefrom), shall be deducted, except to the extent that the adjustment itself would excuse, exclude or limit the coverage of all or part of such Loss.

(b) Taxes. In calculating the amount of any Loss, there shall be deducted an amount equal to any net Tax benefit actually realized (including the utilization of a Tax loss or Tax credit carried forward) as a result of such Loss by the Party claiming such Loss, and there shall be added an amount equal to any Tax imposed on the receipt of any indemnity payment with respect thereto. A Party will be deemed to realize a net Tax benefit in a taxable period in respect of any Loss incurred by such Party to the extent that the cumulative liability for Taxes of such Party for such taxable period through the end of the taxable period, calculated with such Loss excluded, exceeds the actual cumulative liability for Taxes of such Party for such taxable period through the end of such taxable period, calculated with such Loss included.

(c) Reimbursement. If an Indemnified Party recovers an amount from a third party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article XII, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the third party in respect thereof, less (ii) the full amount of the Loss.

(d) Other Recovery. The provisions of this Article XII are not intended to permit duplicate recoveries on the same matters, to the extent that any payment is made under Section 3.3 or Article VIII, no recovery in respect of the same Claim will be available under this Article XII.

12.7 Payments. The Indemnifying Party shall pay all amounts payable pursuant to this Article XII, in immediately available funds, to an account specified by the Indemnified Party following receipt from an Indemnified Party of a bill, together with all accompanying reasonably detailed supporting documentation, for a Loss that is the subject of indemnification hereunder, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Party. In any event, the Indemnifying Party shall pay to the Indemnified Party the amount of any Loss for which it is liable hereunder, in immediately available funds, to an account specified by the Indemnified Party no later than three days following any Final Determination of such Loss and the Indemnifying Party’s liability therefor.

12.8 Characterization of Indemnification Payments. Except as otherwise required by applicable Law, all payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Section 12.2 or Section 12.3 shall be treated as adjustments to the Global Purchase Price for all applicable Tax purposes.

ARTICLE XIII

MISCELLANEOUS

13.1 Assignment. Subject to Section 1.4, this Agreement may not be assigned or otherwise transferred by either Party without the consent of the other Party. Any purported assignment in violation of the preceding sentence shall be void; provided, however, that Buyer Parent may, without obtaining the prior written consent of Seller Parent, (i) assign its rights or delegate any of its obligations under this Agreement or any Local Transfer Agreement to any Affiliate or Subsidiary of Buyer Parent, or (ii) collaterally assign its rights under this Agreement to its secured lenders or to any administrative agent acting on behalf of its secured lenders; provided that Buyer Parent shall, in each case, remain obligated for performance of such obligations. Prior to the Closing, except in the case of Seller Parent contemporaneously terminating this Agreement in accordance with Section 11.1(g), the ultimate parent entity of any acquirer of Buyer Parent or Seller Parent shall expressly agree to be bound by and perform the pre-Closing obligation of Buyer Parent or Seller Parent, as the case may be, under this Agreement.

13.2 Public Announcements. Neither Party nor any of their respective Affiliates shall issue any press release or make any public announcement relating to the subject matter of this Agreement (prior to the Closing Date, with respect to Buyer Parent and its Affiliates, and at all times, with respect to Seller Parent and its Affiliates) without the prior written consent of the other Party, which Consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that any Party and any of their respective Affiliates may make any public disclosure (i) it believes in good faith is required by applicable Law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party or

Affiliate will provide reasonable advance notice, to the extent reasonably practicable, to the other Party prior to making the disclosure and will in good faith consider the reasonable comments of the other Party on such disclosure) or (ii) that is substantially consistent with a prior press release or public announcement made with the consent of the other Party.

13.3 Confidentiality.

(a) Buyer Parent and Seller Parent agree the Confidentiality Agreement, as it relates to Information (as defined below) shall, as of the Closing Date, be terminated and of no further force and effect.

(b) Subject to Section 13.2, Seller Parent agrees that, after the Closing, Sellers and its Representatives shall keep confidential and exercise the same degree of care with respect to maintaining the confidentiality of any Information (as defined below) in any of their possession that Sellers exercise with respect to similar types of their own proprietary information, but in no event less than a reasonable degree of care, except that if any Information is required by Law or legal or administrative process to be disclosed, Seller Parent shall promptly (and in any event prior to making such disclosure, to the extent permitted by Law) notify Buyer Parent of such disclosure requirement so that Buyer Parent or its Affiliates may seek a protective Order or other appropriate remedy. In the event that no such protective Order or other remedy is obtained, or Buyer Parent does not waive compliance with this Section 13.3(b), and the applicable Seller or Representative is nonetheless legally compelled to disclose such information, such Seller or its Representatives, as the case may be, will furnish only that portion of the information which such Seller or Representatives are, advised by counsel is legally required to be furnished and will give Buyer Parent written notice of the information to be disclosed as far in advance as practicable and exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the information. For purposes of this Section 13.3(b), the term “Information” means (i) all information, knowledge and data of Seller and its Affiliates as of immediately prior to the Closing to the extent related to the Business, the Acquired Assets, the Products and/or the Assumed Liabilities and (ii) all information, knowledge and data provided by Buyer Parent or any of its Affiliates to any Seller in connection with the Transactions other than any information contemplated by clause (i), other than any such information that (A) only with respect to (ii) above, is known to any Seller prior to receipt thereof from Buyer Parent or any of its Affiliates, (B) is disclosed to a Seller by a third Person which has, or is reasonably believed by such Seller to have, a legal right to make such disclosure without requiring such Seller to maintain the confidentiality thereof, (C) is or becomes part of the public domain through no fault of any Seller, or (D) is independently developed by or for any Seller as evidenced by its written records, without reliance or reference to any information contemplated by clauses (i) or (ii).

(c) Subject to Section 13.2, Buyer Parent agrees that, after the Closing, Buyer Parent and its Representatives shall keep confidential and exercise the same degree of care with respect to maintaining the confidentiality of any Information (as defined below) in any of their possession that Buyer Parent exercises with respect to similar types of its own proprietary information, but in no event less than a reasonable degree of care, except that if any Information is required by Law or legal or administrative process to be disclosed, Buyer Parent shall promptly (and in any event prior to making such disclosure, to the extent permitted by Law) notify Seller Parent of such disclosure requirement so that Sellers or their Affiliates may seek a protective Order or other appropriate remedy. In the event that no such protective Order or other remedy is obtained, or Seller Parent does not waive compliance with this Section 13.3(c), and Buyer Parent or its Representative is nonetheless legally compelled to disclose such information, Buyer Parent or its Representatives, as the case may be, will furnish only that portion of the information which Buyer Parent or its Representatives are, advised by counsel is legally required to be furnished and will give Seller Parent written notice of the information to be disclosed as far in advance as practicable and exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the information. For purposes of this Section 13.3(c), the term “Information” means all information, knowledge and data provided in connection with the Transactions by Seller Parent or its Affiliates to Buyer Parent to the extent related to the Excluded Assets and Excluded Liabilities, other than any such information that (A) is known to any Buyer prior to receipt thereof from Seller Parent or any of its Affiliates, (B) is disclosed to a Buyer by a third Person which has, or is reasonably believed by such Buyer to have, a legal right to make such disclosure without requiring such Buyer to maintain the confidentiality thereof, (C) is or becomes part of the public domain through no fault of Buyer, or (D) is independently developed by or for any Buyer as evidenced by its written records, without reliance or reference to Information received from Seller Parent or any of its Affiliates.

13.4 Expenses. Whether or not the Transactions contemplated by this Agreement are consummated, and except as otherwise specified herein, each Party shall bear its own costs and expenses in connection with this Agreement and the Ancillary Agreements and with respect to the transactions contemplated hereby and thereby.

13.5 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. Further, the Parties agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

13.6 Entire Agreement; Amendment. This Agreement and the Ancillary Agreements (including the Local Transfer Agreements and Transfer Documents after their execution and delivery hereunder) contain the entire agreement of the Parties with respect to the Transactions, superseding all negotiations, prior discussions and preliminary agreements made prior to the date hereof. This Agreement may not be amended, supplemented or otherwise modified except by an instrument in writing signed by both Seller Parent and Buyer Parent. No such supplement, amendment or addition shall be evidence, in and of itself that the representations and warranties in the corresponding section are no longer true and correct in all material respects. Notwithstanding anything to the contrary herein, this sentence of Section 13.6, Section 13.7 and Section 13.10, shall not be amended or otherwise modified without the prior written consent of the Financing Sources to the extent such amendment or modification would have an adverse effect on the Financing Sources’ rights thereunder.

13.7 No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and, to the extent set forth herein, their respective Affiliate and the Indemnified Parties,

and no provision of this Agreement shall be deemed to otherwise confer upon any other third parties any remedy, Claim, Liability, reimbursement, Claim of action or other right in excess of those existing without reference to this Agreement; provided that the Financing Sources are intended beneficiaries of, and shall be entitled to enforce, Section 11.2(c), Section 13.6, this Section 13.7, Section 13.10(b), Section 13.10(c) and Section 13.10(d).

13.8 Waiver. The waiver by a Party of any breach of any of the terms, covenants or conditions of this Agreement or of any right or privilege conferred by this Agreement shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights or privileges or as a waiver of any other terms, covenants, conditions, rights or privileges. No waiver shall be effective unless it is in writing and signed by an authorized Representative of the waiving Party.

13.9 Governing Law. This Agreement (and any Claim or controversy arising out of or relating to this Agreement) shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York.

13.10 Consent to Jurisdiction; Waiver of Jury Trial; No Recourse to Financing Sources.

(a) Each Party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court, or Federal court of the United States of America, sitting in New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement and any Ancillary Agreement delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each Party hereto hereby irrevocably and unconditionally: (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by applicable Law, in such Federal court, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such New York State or Federal court and (d) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such New York State or Federal court. Each Party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party hereto irrevocably consents to service of process in the manner provided for notices in Section 13.16. Nothing in this Agreement will affect the right of any Party hereto to serve process in any other manner permitted by applicable Law.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE ANCILLARY AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN

RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE ANCILLARY AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS, INCLUDING, BUT NOT LIMITED TO, ANY DISPUTE ARISING OUT OF, OR RELATING TO, THE DEBT COMMITMENT LETTER OR THE FINANCING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.10(b).

(c) Notwithstanding anything herein to the contrary, each Party hereto agrees that (i) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the Debt Financing or the performance thereof or of services related thereto, in any forum other than the Supreme Court of the State of New York, County of New York or, if under applicable Law jurisdiction is vested in the Federal Courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and (ii) any such action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, shall be governed by the laws of the State of New York.

(d) Notwithstanding anything to the contrary contained herein, Seller Parent on behalf of itself and each of its Affiliates and Representatives (collectively, the “Seller Related Parties”) agrees that neither it nor any Seller Related Party shall have any rights or claims against any Financing Source or any of their respective Representatives in connection with this Agreement (including the Transactions), the Financing or the transactions contemplated hereby or thereby and no Financing Source shall have any rights or claims against any Seller or its Affiliates in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, in each case, whether at law or equity, in contract, in tort or otherwise; provided, that the foregoing will not limit the rights of the parties to the Financing under the Debt Commitment Letter or the definitive documentation related to the Financing.

13.11 Specific Performance. The Parties acknowledge that, in view of the uniqueness of the Acquired Assets and the transactions contemplated by this Agreement, no Party would have an adequate remedy at Law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore each Party agrees that the other Parties shall be entitled to specific enforcement of the terms hereof, in addition to any other remedy to which they may be entitled (in accordance with Section 13.10), at Law or in equity.

13.12 Representation by Counsel. Each Party hereto represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement and the Ancillary Agreements in their entirety and have had them fully explained to them by such Party’s respective counsel, that each is fully aware of the contents thereof and their meaning, intent and legal effect, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.

13.13 Bulk Transfers. Buyer Parent waives compliance with the provisions of all applicable Laws relating to bulk transfers in connection with the transfer of the Acquired Assets.

13.14 Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

13.15 Counterparts; Signature Pages. The Parties may execute this Agreement in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf), as a joint photographic experts group (jpg) file, or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes. Any Party that delivers such a signature page agrees to later deliver an original counterpart to any Party that requests it.

13.16 Notices. All notices, requests, Claims, demands or other communications required or permitted to be given hereunder shall be in writing and may be delivered by hand, by air mail, by nationally recognized private courier (for delivery in no fewer than two (2) Business Days with return receipt requested), or by facsimile. Except as provided otherwise herein, notices delivered by hand shall be deemed given upon receipt; notices delivered by air mail shall be deemed given ten (10) days after being deposited in the mail system, postage prepaid with return receipt requested; notices delivered by nationally recognized private courier shall be deemed given upon receipt; and notices delivered by facsimile shall be deemed given twenty-four hours (24) after the sender’s receipt of confirmation of successful transmission. If a notice deemed given upon receipt is given after 5:00 p.m. in the place of receipt (the parties understand and agree that the foregoing applies only to notice and not to copies), such notice will be deemed given on the next succeeding Business Day. All notices shall be addressed as follows:

If to Seller Parent:

Allergan PLC

1 Grand Canal Square

Docklands

Dublin 2

Ireland

Attention: Chief Legal Officer and Secretary

Facsimile: +1 (862) 261-8043

with copies to (which shall not constitute notice):

Allergan plc

Morris Corporate Center III

400 Interpace Parkway

Parsippany, New Jersey 07054

Attention: Chief Legal Officer and Secretary

Facsimile: +1 (862) 261-8043

and:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022-4834

Attn: Charles K. Ruck

          R. Scott Shean

Facsimile: +1 (212) 751-4864

If to Buyer Parent:

Teva Pharmaceutical Industries Ltd.

5 Basel Street

Petach Tikva 4951033

Israel

Attention: Chief Legal Officer

Facsimile: +11 972 3 926-7896

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attn: Joseph B. Frumkin

            Eric M. Krautheimer

            Krishna Veeraraghavan

Facsimile: (212) 558-3588

and/or to such other respective addresses and/or addressees as may be designated by notice given in accordance with the provisions of this Section 13.16.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

SELLER PARENT

ALLERGAN PLC

By:	/s/ Brenton L. Saunders
Name:	Brenton L. Saunders
Title:	President and Chief Executive Officer

[Signature Page to Master Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

BUYER PARENT

TEVA PHARMACEUTICAL INDUSTRIES, LTD

By:	/s/ Erez Vigodman
Name:	Erez Vigodman
Title:	President & Chief Executive Officer

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Group EVP and Chief Financial Officer

By:	/s/ Sigurdur Olafsson
Name:	Sigurdur Olafsson
Title:	President & CEO, Global Generic Medicines

[Signature Page to Master Purchase Agreement]